2004 Annual Report

HONORING TRADITION, WELCOMING OUR FUTURE.

BancTrust Financial Group, Inc.

BancTrust Financial Group, Inc.

BancTrust Financial Group, Inc., is a multi-bank holding company headquartered in Mobile, Alabama.

BancTrust:

BancTrust Financial Group, Inc.
100 Saint Joseph Street
Mobile, Alabama 36602
251.431.7800

BancTrust's common stock trades on the Nasdaq Small Cap Stock Market® under the symbol BTFG.

Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1.800.866.1340

This Annual Report reflects the consolidated financial position and results of operations of the Company, with all significant intercompany transactions eliminated.

www.banctrustfinancialgroupinc.com

An Album of Our Traditions

Over the past two decades, smart banking and community relationships have taken our bank farther than just down the street. As we have grown, now with 33 branches in Alabama and Northwest Florida, the principles upon which this solid institution was founded have become traditions embedded in the fabric of its culture.

It is in the heart of BancTrust's people where we find the drive to continue our contributions to the communities we serve. This annual report highlights a few examples of this commitment to service. Each case history is a snapshot of a person, foundation or service where our company's best attributes are revealed. These stories are picture-perfect proof that our future will continue to honor the traditions which are most important. And those traditions are fostered by our people. For it is the people of BancTrust who know, honor and connect with our community. Our growth has been measurably great, but our core values, traditions and interest in our customers never change.





Letter To Our Shareholders

Dear Shareholder:

We are pleased to report that 2004 was a stellar year. Foremost among our many accomplishments was the successful completion and integration of our merger with CommerceSouth, Inc., which set the foundation for our outstanding performance.

We achieved double-digit growth in both deposits and loans. We ended 2004 with assets of $1.191 billion, reflecting growth of 10.6 percent from a year earlier. Further, we held non-interest expenses to an increase of only 0.2 percent, excluding the purchase of the CommerceSouth banks.

Credit quality, as always, is of the utmost importance. We are pleased that net charge-offs decreased to 0.28 percent of our average loans in 2004. Non-performing assets and non-performing loans each had significant dollar declines during the year, with non-performing assets as a percentage of loans and other real estate owned standing at 0.44 percent, and non-performing loans as a percentage of loans ending at 0.36 percent. Both of these percentages are the lowest in the last 5 years.

The coverage ratio of the year-end allowance for loan losses to non-performing loans was in excess of 300 percent. The 2004 provision to the loan loss reserve was in excess of $4 million, compared to slightly over $2 million in 2003. This additional provision was necessitated by robust loan growth throughout the year. Net income of $11.3 million in 2004 set a record for our company. On a diluted basis, our net income was $1.02 per share versus $0.71 per share in 2003.

As we have previously reported, our merger with CommerceSouth, Inc., was a strategic move to provide our company with additional growth areas, specifically the Montgomery-Prattville market in central Alabama and the Northwest Florida market. We believe that the investment community agrees with our strategy, as our stock price and trading volume both showed a significant increase during the year.

The financial community is constantly faced with external challenges, and we need to be ever mindful of our changing economy and sensitive to the regulatory environment in which we operate. As our company continues to grow we must make certain that we have sufficient sources of funds to meet not only our liquidity needs but also our capital requirements. We continue to carefully follow a very detailed strategic plan which in part focuses on credit quality, financial performance, growth, attracting and retaining superior market talent, an aggressive marketing strategy and state-of-the-art technology. This plan was revamped in early 2004 and will guide us going forward.

We consider integrity and best corporate governance practices as essential ingredients in operating our company on a day-to-day basis. Congress and the media have focused much attention on these areas because of the actions of a few. The Sarbanes-Oxley Act, passed by Congress in 2002, requires that management annually assess the adequacy of the internal control structure with regard to financial reporting. We have invested considerable time, effort, and money, and we are pleased with the successful completion of the first year of compliance with this new law.

Our success this past year is directly attributable to our hardworking and dedicated employees. We are also fortunate to be guided by an outstanding Board of Directors, not only at the holding company, but in each community served by our banks. Two of our holding company directors, James R. Balkcom, Jr. and Robert M. Dixon, Sr. are retiring from our board. These gentlemen were instrumental in the success of last year's merger and they have made significant contributions to our company. We are very appreciative for their advice, wisdom and years of service. Robert M. Dixon, Jr., President of M.C. Dixon Lumber Co. Inc., has been selected by the Board of Directors of BancTrust Financial Group, Inc. to replace his father, and his name is included on the slate of directors to be voted on at our annual meeting.

We look forward to an exciting year and are appreciative of your investment and ownership in our company.

Sincerely,

W. Bibb Lamar, Jr.

W. Bibb Lamar, Jr.
President and Chief Executive Officer

BancTrust takes great pride in creating an environment for educating, molding and building great careers for all our bankers. Here, we work to seek out the gifts of each employee and encourage them to the highest level of success. In 2004, the Alabama Bankers' Association honored one of our own with the 2004 Alabama Outstanding Young Banker Award. That recipient was James Alexander, a vice president and commercial loan officer of BankTrust in Mobile. To be considered for this award, James had to meet several standards. The recipient must be an outstanding banker and a person who is actively involved in his/her community. Each year, chief executives and upper-level managers submit the names of deserving individuals, and according to Dan Bailey, CEO of The Alabama Bankers' Association, "James met all the criteria of an Outstanding Young Banker."

Dedication

James Alexander – Portrait of a Great Banker as a Young Man



Pictured: Mike Johnson, Bibb Lamar, James Alexander and Mike Fitzhugh

Each day, James is held in high regard by his peers, respected by his superiors and appreciated by his customers. But his service to the community extends beyond his diligent work in the bank. James has been involved with the Boy Scouts of America since 1978, holding such leadership positions as Lodge Chief, Section Chief, Southeast Region Chief, Scoutmaster, Council Camping Chair, Cubmaster and Associate Section Advisor. He is also involved with the University of South Alabama Alumni Association and has served on its board.

Even before being honored with this award, James had been active with the Alabama Young Bankers, a division of The Alabama Bankers' Association, where he has served in various capacities. James is currently enrolled in Alabama Banking School, a division of The Alabama Bankers Association where he is the class president.

Together, we at BancTrust Financial, applaud our young banker, James Alexander, for his continued efforts and service. James is a fine example of the integrity upon which we were founded. He, along with our next generation of associates, builds upon these traditions as we welcome the future of our bank.

Contribution

First National Bank Charitable Trust Foundation

One of the greatest joys in life is the knowledge that you have made a positive impact on a person, organization or community. At BancTrust, we take pride in having felt this joy of giving countless times in our history. One bank that epitomizes this act of civic duty is our bank in Brewton. For many years, the bank has breathed new life into the community and made it stronger as a result.

On March 11, 1987, the First National Bank of Brewton, now BankTrust, formed the FNB Charitable Trust Foundation. Since that time, the foundation has been a positive resource for areas of the community in need. The trust now totals in excess of $1 million. There are countless organizations that have been and continue to be recipients of the bank's gifts to charity. Such organizations include: the American Cancer Society, American Heart Association, the Volunteer Fire Association, local initiatives such as City Beautification, area Little League, Girl and Boy Scouts, United Fund and many more charitable groups and organizations.

The trustees who head up this foundation are either officers or directors of BankTrust in Brewton, or serve on the BancTrust Financial Group, Inc. Board of Directors. These members include: Christy Black, Ed Livingston, J. Stephen Nelson, Raymond Lynn, Earl H. Weaver, Broox G. Garrett, and Jackson W. Hines. Together, they ensure that the foundation will continue to give back to Brewton, and, in turn, make it an even better place to live. BancTrust salutes the contributions of the FNB Charitable Trust Foundation. This is a wonderful contribution and a noteworthy legacy we all should strive to emulate.



BancTrust Financial Group, Inc.
100 Saint Joseph Street
Mobile, Alabama 36602

Telephone 251/431-7800

BancTrust Financial Group, Inc.

SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2005
WASH, D.C. 202 SECTION

April 11, 2005

Dear Shareholders,

The 2005 Annual Meeting of BancTrust Financial Group, Inc. will be held at 10:00 a.m. on Thursday, May 12, 2005, at the corporate offices located at 100 Saint Joseph Street, Mobile, Alabama 36602. The directors and officers join me in extending an invitation to you to attend the meeting.

Enclosed are the Secretary's official Notice of Annual Meeting, a Proxy Statement and a Form of Proxy. Also enclosed is our 2004 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2004.

We hope very much that you will attend the meeting, but, whether you plan to attend or not, we would appreciate your signing and returning the enclosed Proxy. Should you attend the meeting in person, the Proxy can be revoked at your request.

We sincerely appreciate your support and cooperation, and we earnestly solicit your continued help during 2005.

We look forward to seeing you on May 12, 2005, in Mobile.

Sincerely,

W. Bibb Lamar, Jr.

W. Bibb Lamar, Jr.
President and Chief Executive Officer

Enclosures

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of
BancTrust Financial Group, Inc.

NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the Annual Meeting of the Shareholders of BancTrust Financial Group, Inc. will be held at 100 Saint Joseph Street, Mobile, Alabama, on May 12, 2005, at 10:00 a.m., C.D.T. for the purpose of considering and voting upon the following matters:

1. Election of Directors. Election as directors of the sixteen nominees named in the enclosed Proxy Statement.

2. Other Business. Transaction of such other business as may be brought before the meeting or any adjournment thereof. Management currently knows of no other business to be presented.

Only those shareholders of record at the close of business on March 18, 2005, will be entitled to notice of and to vote at the meeting.

By Order of the Board of Directors,

F. Michael Johnson
Executive Vice President,
CFO and Secretary

Mobile, Alabama
April 11, 2005

NOTICE: YOUR PROXY FORM AND RETURN ENVELOPE ARE INSIDE THIS ENVELOPE.

BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, Alabama 36602
PROXY STATEMENT
Annual Meeting, May 12, 2005, 10:00 a.m., C.D.T.

This Proxy Statement and the enclosed Proxy are first being mailed on or about April 11, 2005, to shareholders of BancTrust Financial Group, Inc. ("BancTrust") in connection with the solicitation of proxies by the Board of Directors of BancTrust for use at the Annual Meeting of Shareholders on May 12, 2005, to be held at 100 Saint Joseph Street, Mobile, Alabama, and any adjournment thereof.

BancTrust is the parent company and owner of 100% of the stock of BankTrust (the "Mobile Bank"), headquartered in Mobile, Alabama, Sweet Water State Bank (the "Sweet Water Bank"), headquartered in Sweet Water, Alabama, BancTrust Company, Inc. (the "Trust Company"), headquartered in Mobile, Alabama, BankTrust of Alabama (the "Eufaula Bank"), headquartered in Eufaula, Alabama, and BankTrust (Florida) (the "Santa Rosa Beach Bank"), headquartered in Santa Rosa Beach, Florida.

VOTING SECURITIES

As of the record date, March 18, 2005, there were 11,074,426 shares of BancTrust's common stock outstanding. Each share is entitled to one vote.

Security Ownership of Directors, Nominees, 5% Shareholders and Officers

As of the record date there were no known 5% shareholders of BancTrust. The following chart reflects the number of shares beneficially owned by (i) each director and nominee of BancTrust; (ii) each executive officer named in the Summary Compensation Table; and (iii) the directors and executive officers of BancTrust as a group.

Name of Beneficial Owner or Group	Number of Shares of Common Stock and Nature of Beneficial Ownership as of March 18, 2005(1)			
	Voting/Investment Power			
	Sole	Shared	Aggregate	Percentage of Total(2)
Stephen G. Crawford	147,650(3)	4,950(4)	152,600	1.38%
David C. De Laney	39,650(5)	33,550(6)	73,200	.67
Robert M. Dixon (7)	34,929(8)	196,026(9)	230,955	2.09
Robert M. Dixon, Jr. (7)	18,161	0	18,161	.16
Greg B. Faison	87,402	0	87,402	.79
James A. Faulkner	7,159(10)	185(11)	7,344	.07
Michael D. Fitzhugh	24,730(12)	0	24,730	.22
Broox G. Garrett, Jr. (13)	8,939(14)	78,994(15)	87,933	.79
W. Dwight Harrigan	214,400	0	214,400	1.94
James P. Hayes, Jr.	6,265(16)	37,618(17)	43,883	.40
Clifton C. Inge (18)	39,100(19)	0	39,100	.35
F. Michael Johnson	58,370(20)	0	58,370	.52
Caulie T. Knowles, III	26,921(21)	0	26,921	.24
W. Bibb Lamar, Jr.	116,622(22)	1,342(23)	117,964	1.06
John H. Lewis, Jr.	6,346(24)	17,323(25)	23,669	.21
Harris V. Morrissette (18)	22,011(26)	400(27)	22,411	.20
J. Stephen Nelson	28,100	592(28)	28,692	.26
Paul D. Owens, Jr.	74,242(29)	256,880(30)	331,122	2.99
Dennis A. Wallace	16,689(31)	3,334(32)	20,023	.18
Earl H. Weaver (13)	60,571(33)	33,572(34)	94,143	.85
All directors, director nominees and executive officers of BancTrust as a group (21 persons)	1,065,867	665,216	1,731,083(35)	15.42%

(1) The table includes shares of stock treated as beneficially owned under Securities and Exchange Commission regulations. Shares are beneficially owned if, through any contract, relationship, arrangement, understanding, or otherwise, either voting power or investment power is held or shared directly or indirectly. Shares deemed to be beneficially owned also include shares which may be acquired within sixty days. The total number of shares beneficially owned is broken down into the following two categories: (i) shares as to which voting power/investment power is held solely; and (ii) shares as to which voting power/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned as a percentage of outstanding shares.

(2) The percentage calculations for Messrs, Fitzhugh, Johnson, Knowles and Lamar assume that all 132,273 shares subject to their exercisable outstanding options at March 18, 2005, were outstanding. The percentage calculations for Messrs, Garrett, Hayes, Inge, Morrissette, Owens and Weaver assume that all 3,900 shares subject to their exercisable outstanding options at March 18, 2005, were outstanding. The percentage calculation for all directors and executive officers of BancTrust, as a group, assumes that all 152,423 shares subject to exercisable outstanding options at March 18, 2005, were outstanding.

(3) Includes 40,000 shares owned by the trustee of Mr. Crawford's self-directed subaccount of his law firm's retirement plan and 4,500 shares owned by Mr. Crawford as trustee for two of his children.

(4) The figure includes the following shares as to which Mr. Crawford disclaims any actual beneficial ownership: 2,700 shares owned by his wife; and 2,250 shares owned by his wife as custodian for two of his children under the Uniform Transfers to Minors Act.

(5) Includes 18,500 shares owned by The Christopher Company, an Alabama general partnership. Mr. De Laney is a general partner in the partnership.

(6) All such shares are owned by the trustee of Mr. De Laney's employer's retirement plan. Mr. De Laney may be deemed to share voting and investment power with respect to those shares.

(7) Mr. Dixon is Mr. Dixon, Jr.'s father.

(8) Includes 3,939 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Dixon has sole voting and investment power.

(9) Includes the following shares as to which Mr. Dixon disclaims any actual beneficial ownership: 160,300 shares owned through the Robert M. Dixon Family Partnership, a family partnership of which Mr. Dixon is managing partner and as such has shared voting and investment power; 3,805 shares owned as trustee for three separate trusts for his grandchildren; 13,066 shares owned by his wife; and 18,855 shares owned as co-trustee under the will of Janie D. Dixon.

(10) Includes 6,354 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Faulkner has sole voting and investment power.

(11) All 185 shares are owned by Mr. Faulkner's wife.

(12) Includes 19,680 shares subject to purchase within 60 days pursuant to options granted to Mr. Fitzhugh as to which he would have sole voting and investment power.

(13) Mr. Garrett and Mr. Weaver are first cousins.

(14) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Garrett as to which he would have sole voting and investment power and 1,697 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Garrett has sole voting and investment power.

(15) Includes 69,268 shares owned by Mr. Garrett as trustee of the Broox G. Garrett Family Trust and 9,726 shares owned jointly with his wife.

(16) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Hayes as to which he would have sole voting and investment power.

(17) All such shares are owned by Mr. Hayes as co-trustee of the Elizabeth Brannon Hayes Marital Trust.

(18) Mr. Inge is Mr. Morrissette's uncle.

(19) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Inge as to which he would have sole voting and investment power.

(20) Includes 30,680 shares subject to purchase within 60 days pursuant to options granted to Mr. Johnson as to which he would have sole voting and investment power.

(21) Includes 13,083 shares subject to purchase within 60 days pursuant to options granted to Mr. Knowles as to which he would have sole voting and investment power.

(22) Includes 68,830 shares subject to purchase within 60 days pursuant to options granted to Mr. Lamar as to which he would have sole voting and investment power.

(23) Includes 1,125 shares owned by Mr. Lamar as custodian under the Uniform Transfers to Minors Act and 217 shares owned by his wife through her self-directed IRA account.

(24) Includes 1,554 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Lewis has sole voting and investment power.

(25) Includes 750 shares owned by Mr. John Lewis as Executor of his father's estate, 16,123 shares owned jointly with his wife and 450 shares owned by his wife.

(26) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Morrissette as to which he would have sole voting and investment power and 1,808 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Morrissette has sole voting and investment power.

(27) All 400 shares are owned by Mr. Morrissette as custodian under the Uniform Transfers to Minors Act.

(28) All 592 shares are owned by Mr. Nelson's wife.

(29) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Owens as to which he would have sole voting and investment power.

(30) Includes 172,434 shares owned by McMillan, Ltd., a limited partnership of which Mr. Owens is a managing partner, 69,100 shares owned as trustee of two revocable management trusts for his daughters, 6,264 shares owned jointly with his wife and 9,082 shares owned by his wife.

(31) Includes 1,356 shares owned through the Directors' Deferred Compensation Plan as to which Mr. Wallace has sole voting and investment power.

(32) Includes 3,226 shares owned by the Ann P. Wallace Revocable Trust and 108 shares owned as custodian for his son, all of which shares Mr. Wallace disclaims any actual beneficial ownership.

(33) Includes 650 shares subject to purchase within 60 days pursuant to options granted to Mr. Weaver as to which he would have sole voting and investment power.

(34) Includes 33,572 shares owned by Mr. Weaver's wife, as to which Mr. Weaver disclaims any actual beneficial ownership.

(35) Includes 152,423 shares subject to purchase within 60 days pursuant to options granted to directors and officers of BancTrust, as to which they would have sole voting and investment power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that BancTrust's directors and executive officers, and persons who own more than ten percent of BancTrust's common stock, file with the Securities and Exchange Commission reports relating to their ownership and changes in ownership of common stock and other equity securities of BancTrust. Management believes, based solely upon information furnished to BancTrust and written representations that no other reports were required, that all persons subject to the reporting requirements of Section 16(a) during 2004 filed the reports on a timely basis except as follows:

Name	Date of Transaction	Number of Shares	Filing Date
Paul D. Owens, Jr.	02/25/04	2,000	03/15/04
W. Bibb Lamar, Jr.	01/12/04	9,000	03/10/05
	07/21/04	10,000*	03/10/05
F. Michael Johnson	07/21/04	4,000*	03/10/05
Michael D. Fitzhugh	07/21/04	4,000*	03/10/05
Caulie T. Knowles, III	03/17/04	13,083*	03/10/05

*Options Granted

ELECTION OF DIRECTORS

Number and Term

The Articles of Incorporation of BancTrust provide that the number of directors to be elected at the Annual Meeting will be fixed by resolution of the Board of Directors. The Board has adopted a resolution fixing at sixteen the number of directors to be elected at the 2005 Annual Meeting. The directors so elected will serve a term of one year.

Nominees

The persons named below are the Board's nominees for election as directors, and each has agreed to serve if elected. All nominees are members of the current BancTrust Board of Directors except for director nominee Robert M. Dixon, Jr.

Stephen G. Crawford
A BancTrust director since 1985
Mr. Crawford, age 65, served on a temporary basis as an executive officer of BancTrust from August 2003 until the end of 2004. He is a member of the Hand Arendall, L.L.C. law firm, Mobile, Alabama, where he has practiced law since 1964. Mr. Crawford has been a director of the Mobile Bank since 1986 and a director since 1998 of the Trust Company.

David C. De Laney
A BancTrust director since 1985
Mr. De Laney, age 57, is President of First Small Business Investment Company of Alabama, Mobile, Alabama, a position he has held since 1978. Mr. De Laney has been a director of the Mobile Bank since 1986.

Robert M. Dixon, Jr.
A BancTrust director nominee
Mr. Dixon, age 42, has been President of M.C. Dixon Lumber Company, Inc., Eufaula, Alabama, since 2003. From 1988-2003 Mr. Dixon served as Vice President of M.C. Dixon Lumber Company, Inc. Mr. Dixon has been Chairman of the Board of the Eufaula Bank since January 2005 and a director since 2000.

Greg B. Faison
A BancTrust director since 2004
Mr. Faison, age 57, retired in December 2003 as President and Chief Executive Officer of CommerceSouth, Inc., a position he held from 1988-2003. From 1988 until its merger with BancTrust at the end of 2003, Mr. Faison served as a director of CommerceSouth, Inc., and from 1991 until 2003 he served as a director of CommerceSouth Bank, Florida.

James A. Faulkner
A BancTrust director since 2004
Mr. Faulkner, age 60, has served since 2000 as a director of Branch Banking & Trust, Co., Winston-Salem, North Carolina and as an advisory director of the Georgia Advisory Board of Branch Banking & Trust, Co. of North Carolina. Previously Mr. Faulkner served as Vice Chairman of the Board (2000-2001) and Chief Executive Officer (1997-2000) of Century South Banks, Inc. From 2000 until its merger with BancTrust at the end of 2003, Mr. Faulkner served as a director of CommerceSouth, Inc.

Broox G. Garrett, Jr.
A BancTrust director since 1993
Mr. Garrett, age 56, is an attorney and partner in the law firm of Thompson, Garrett and Hines, L.L.P., Brewton, Alabama, where he has been employed since 1973. Mr. Garrett served as a director of BankTrust, Brewton and its predecessor from 1983 until 2003, when it was merged into the Mobile Bank, and he has served as a director of the Trust Company since 1998.

W. Dwight Harrigan
A BancTrust director since 1997
Mr. Harrigan, age 67, has alternated annually, since 1983, as President and Executive Vice President of Scotch Lumber Company, Fulton, Alabama. Mr. Harrigan has also served, since 1987, as Chairman of the Board of Harrigan Lumber Company, Monroeville, Alabama. Mr. Harrigan served as a director of the Mobile Bank from 1986 until April 2004.

James P. Hayes, Jr.
A BancTrust director since 1993
Mr. Hayes, age 57, is President of the Economic Development Partnership of Alabama, Birmingham, Alabama, a position he has held since August 2002. Mr. Hayes served as Senior Advisor and Executive Secretary to the Governor of the State of Alabama in 2001, as Senior Advisor to the Governor of Alabama and Director of the Alabama Development Office in 2000, and Revenue Commissioner for the State of Alabama in 1999. Mr. Hayes served as a director of BankTrust, Brewton and its predecessor from 1985 until it was merged into the Mobile Bank in 2003.

Clifton C. Inge
A BancTrust director since 1985
Mr. Inge, age 68, is retired Chairman of the Board of Willis of Mobile, Inc., a subsidiary of Willis Group Limited, insurance brokers, a position he held from 1991-1998. Mr. Inge served as a director of the Trust Company from 1998-2003 and served as a director of the Mobile Bank from 1986 until April 2004.

W. Bibb Lamar, Jr.

A BancTrust director since 1989

Mr. Lamar, age 61, has been President, Chief Executive Officer and a director of BancTrust since 1989 and Chairman since 1998 and Chief Executive Officer and a director since 1989 of the Mobile Bank. Mr. Lamar has also been a director of the Trust Company since 1998. Mr. Lamar served as President of the Mobile Bank from 1989-1998.

John H. Lewis, Jr.

A BancTrust director since 2002

Mr. Lewis, age 63, has been President and Chairman of the Board of Lewis Communications, Inc., Mobile, Alabama, a full service advertising, marketing and public relations firm with offices in Mobile, Birmingham and Nashville, since 1976. Mr. Lewis served as a director of the Mobile Bank from 1993 until April 2004.

Harris V. Morrissette

A BancTrust director since 1997

Mr. Morrissette, age 45, has been President of Marshall Biscuit Company, Inc., Mobile, Alabama, since 1994 and has also served as Chairman of the Board of Azalea Aviation, Inc. since 1993. Mr. Morrissette served as a director of the Mobile Bank from 1990 until April 2004. Mr. Morrissette is also a director of the following companies that file reports with the Securities and Exchange Commission: EnergySouth, Inc. and The Williamsburg Investment Trust.

J. Stephen Nelson

A BancTrust director since 1993

Mr. Nelson, age 67, has been Chairman of the Board since 1993 of BancTrust. He served as a director of BankTrust, Brewton and its predecessor, First National Bank, Brewton, from 1979 until it was merged into the Mobile Bank in 2003. Mr. Nelson served as Chief Executive Officer of BankTrust, Brewton and its predecessor from 1984 until 1998 and as Chairman from 1993 to 2003. Mr. Nelson also served as a director of the Trust Company from 1998 until 2003.

Paul D. Owens, Jr.

A BancTrust director since 1997

Mr. Owens, age 59, is an attorney in the private practice of law in Brewton, Alabama, where he has practiced since 1970. Mr. Owens served as a director of the Mobile Bank from 1986 until April 2004.

Dennis A. Wallace

A BancTrust director since 2004

Mr. Wallace, age 55, has served as Chairman of the Santa Rosa Bank (previously known as CommerceSouth Bank, Florida) since 2000. Mr. Wallace is a licensed realtor with Baywood Realty, Santa Rosa Beach, Florida, a position he has held since 2003. From 1988-2000 Mr. Wallace was the owner of South Bay ACE Hardware & Lumber Co., Inc., Santa Rosa Beach, Florida. From 2000 until its merger with BancTrust at the end of 2003, Mr. Wallace served as a director of CommerceSouth, Inc.

Earl H. Weaver

A BancTrust director since 1993

Mr. Weaver, age 66, has been the sole proprietor of Earl H. Weaver Management Services, a timber, oil, gas and general management concern, since 1979. Mr. Weaver served as a director of BankTrust, Brewton and its predecessor from 1981 until it was merged into the Mobile Bank in 2003, and he has served since 1998 as a director of the Trust Company.

Although the Board of Directors does not contemplate that any nominee named above will be unavailable for election, if vacancies occur unexpectedly the shares covered by the Proxy will be voted for the Board's substitute nominees, if any, or in such other manner as the Board of Directors deems advisable.

The Articles of Incorporation and Bylaws of BancTrust permit the Board of Directors, between annual meetings of shareholders, to increase the membership of the Board and to fill any position so created and any vacancy otherwise occurring. They provide that any new director so elected holds office until the next annual shareholders' meeting.

DIRECTOR COMMITTEES AND ATTENDANCE

The BancTrust Board of Directors held six meetings during 2004. The Board has the following standing committees: Executive, Audit, Compensation and ALCO (Asset Liability). The Executive Committee (whose members presently are Messrs, Crawford, Hayes, Inge, Lamar, Morrissette, Nelson, Owens, Wallace and Weaver) between meetings of the Board may exercise all powers of the Board except as limited by the Bylaws and the Alabama Business Corporation Act. The Executive Committee also acted as the Compensation Committee during 2004. In January 2005, the Board of Directors reconstituted its Compensation Committee, which had been dormant in 2004. There were eight meetings of the Executive Committee in 2004. The reports of the Audit Committee and the Compensation Committee are included in this Proxy Statement.

During 2004 no director attended fewer than 75% of the total number of meetings of the Board of Directors of BancTrust and meetings of committees of which they were members. Seven directors attended BancTrust's 2004 Annual Meeting of Shareholders.

Each bank subsidiary has standing committees composed of directors from their respective Boards. With the exception of the Trust Company, all subsidiaries have a Finance (or Loan), Audit and Personnel (or Salary) Committee. In addition, the Mobile Bank has a Director Nominating Committee and an Executive Committee. The Trust Company has no director committees.

Nominating Committee and Board Composition

BancTrust does not have a nominating committee. BancTrust believes that obtaining input from all of its directors in connection with board nominations enhances the nomination process. BancTrust does not currently have a charter with regard to the nomination process, other than the provisions in its Articles of Incorporation regarding shareholder nominations and a Board resolution designating that a majority of the independent directors will select the nominees. The nominations of the directors standing for election or reelection at the 2005 annual meeting were unanimously approved by the Board of Directors, including unanimous approval by the independent directors of the Board. Of BancTrust's 16 director nominees, only Messrs, Crawford, Faison, Lamar and Nelson do not meet the requirements for independence set forth in the listing standards of the National Association of Securities Dealers, Inc.

Report of the Audit Committee

Pursuant to its charter as adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing the financial information provided to shareholders, the systems of internal controls which management and the Board of Directors have established, and the audit process. A copy of the Audit Committee charter is attached to this proxy statement as Appendix A. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached as Appendix B. The Audit Committee has also adopted procedures for handling complaints regarding accounting or auditing matters, including procedures for the confidential, anonymous submission by employees of related concerns. The Audit Committee met five times during 2004.

The Audit Committee reviewed and discussed with management the audited financial statements for BancTrust as of and for the year ended December 31, 2004, as well as the representations of management and the opinion of KPMG LLP (BancTrust's independent auditor) thereon regarding BancTrust's internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act. It discussed with BancTrust's internal auditors and independent auditors the overall scope and plans for their respective audits. It discussed with BancTrust's internal auditors and KPMG, with and without management present, the results of their examinations, the evaluation of BancTrust's internal controls, management's representations regarding internal controls over financial reporting, and the overall quality of BancTrust's financial reporting. It discussed with KPMG the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as adopted by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee received and reviewed the written disclosures and the letter from KPMG as required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and has considered and discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in BancTrust's Annual Report on Form 10-K for the year ended December 31, 2004.

In 2004, the Audit Committee was composed of four BancTrust directors, all of whom are listed below. Each committee member met the requirements for independence set forth in the Audit Committee Charter and in the listing standards of the National Association of Securities Dealers, Inc. for the year 2004. The Board of Directors has determined that David C. De Laney qualifies as an "audit committee financial expert" under federal securities laws.

Submitted by,

David C. De Laney, Chairman
James A. Faulkner
Harris V. Morrissette
Earl H. Weaver

Code of Ethics

BancTrust has a Code of Ethics that applies to each director, officer and employee of BancTrust and its affiliates. This Code of Ethics is included as Appendix C to this Proxy Statement. BancTrust will furnish a copy of its Code of Ethics to any person without charge upon request.

EXECUTIVE OFFICERS

The following table reflects certain information concerning the executive officers of BancTrust. Each such officer holds his office(s) until the first meeting of the Board of Directors following the annual meeting of shareholders each year, or until a successor is chosen, subject to removal at any time by the Board of Directors. Except as otherwise indicated, no family relationships exist among the executive officers and directors of BancTrust, and no such officer holds his office(s) by virtue of any arrangement or understanding between him and any other person except the Board of Directors.

Name, Age and Office(s) with BancTrust	Other Positions with BancTrust
J. Stephen Nelson – age 67[1] Chairman (since 1993)	Director (since 1993)
W. Bibb Lamar, Jr. – age 61[2] President and CEO (since 1989)	Director (since 1989)
F. Michael Johnson – age 59[3] Executive Vice President, CFO and Secretary (since 1993)	None
Michael D. Fitzhugh – age 56[4] Executive Vice President (since 2004)	None
Caulie T. Knowles, III – age 46[5] Executive Vice President (since 2004)	None

[1] Previously Chairman, 1993-2003, Chief Executive Officer, 1984-2003, and Director, 1979-2003, BankTrust, Brewton, which merged into the Mobile Bank in 2003; and director, 1998-2003, the Trust Company

[2] Chief Executive Officer and Director, since 1989, and Chairman, since 1998, the Mobile Bank; Director since 1998, the Trust Company, Previously President (1989-1998), the Mobile Bank.

[3] Executive Vice President and Cashier, since 1986, the Mobile Bank.

[4] President, Chief Operating Officer and Director since 1998, the Mobile Bank; Director, since January 2004, the Trust Company.

[5] President, Chief Executive Officer and Director since 1997, the Santa Rosa Beach Bank; President, Chief Executive Officer and Director since 2002, the Eufaula Bank. Chief Operating Officer of CommerceSouth, Inc. from 2002 until its merger with BancTrust in 2003.

EXECUTIVE COMPENSATION

Compensation

The table below reflects annual compensation for W. Bibb Lamar, Jr., Stephen G. Crawford, Michael D. Fitzhugh, Caulie T. Knowles, III and F. Michael Johnson for services rendered in 2004, 2003, and 2002 to BancTrust and its subsidiaries, the Mobile Bank and the Santa Rosa Beach Bank.

SUMMARY COMPENSATION TABLE

	Annual Compensation[1]			Long Term Compensation	
Name and Principal Position	Year	Salary($)[2]	Bonus($)[3]	Awards Shares Underlying Options/SARs	All Other Compensation($)[4]
W. Bibb Lamar, Jr.	2004	$290,000	$126,672	10,000	$17,615
CEO, President and Director,	2003	250,000	50,000	0	14,722
BancTrust; CEO, Chairman	2002	230,000	80,000	0	15,851
and Director, Mobile Bank;					
Director, Trust Company					
Stephen G. Crawford[5]	2004	$217,700	0	0	0
General Counsel and Director,	2003	98,233	$10,000	0	0
BancTrust; Director, Mobile Bank;	2002	14,350	0	650	0
Director, Trust Company					
Michael D. Fitzhugh	2004	$160,000	$41,016	4,000	$12,597
EVP, BancTrust; COO,	2003	153,000	10,000	0	11,294
President and Director	2002	147,000	36,000	0	10,706
Mobile Bank; Director,					
Trust Company					
Caulie T. Knowles, III	2004	$160,000	$64,893	13,083	$12,026
EVP, BancTrust; CEO, President	2003	126,920	37,500	0	11,830
and Director, Santa Rosa Beach	2002	115,233	42,375	0	9,736
Bank; CEO, President and					
Director, Eufaula Bank					
F. Michael Johnson	2004	$155,000	$48,639	4,000	$13,113
EVP, CFO, and Secretary,	2003	136,000	25,000	0	9,969
BancTrust; EVP, CFO,	2002	124,000	29,800	0	9,679
and Secretary, Mobile Bank					

[1] Although Messrs, Lamar, Crawford, Fitzhugh, Knowles and Johnson each received perquisites and other personal benefits in the years shown, the value of these benefits did not exceed in the aggregate, for any one of them, the lesser of $50,000 or 10% of his salary and bonus in any year.

[2] Includes for Mr. Crawford directors fees paid by BancTrust and its subsidiaries amounting to $17,700 in 2004, $14,900 in 2003 and $14,350 in 2002.

[3] Amounts shown were paid by BancTrust for all years shown for Messrs, Lamar, Crawford, Fitzhugh and Johnson and for Mr. Knowles in 2004. For Mr. Knowles, in 2003 and 2002 amounts shown were paid by the CommerceSouth, Inc. Incentive Bonus Plan.

[4] Represents employer matching and other contributions to the BancTrust Savings and Profit Sharing Plan for all years shown for Messrs, Lamar, Fitzhugh and Johnson and for Mr. Knowles in 2004. For Mr. Knowles, in 2003 and 2002 amounts shown represent employer matching and other contributions to the CommerceSouth, Inc. ESOP and 401-k Plans.

[5] Mr. Crawford resigned as General Counsel at the end of 2004, and he no longer serves as an executive officer. He continues to serve in the other capacities listed.

Stock Options

The following table sets forth the grant of stock options during 2004 to Mr. Lamar, Mr. Crawford, Mr. Fitzhugh, Mr. Knowles and Mr. Johnson.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Shares Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Date Exercisable	Expiration Date	Potential Realizable Value Assuming Rates of Stock Price Appreciation(1) 5%	10%
W. Bibb Lamar, Jr.	10,000	10.75%	$17.225	07/21/2005	07/21/2014	$ 82,533	$ 94,665
Stephen G. Crawford	0	0	0	N/A	N/A	0	0
Michael D. Fitzhugh	4,000	4.30%	$17.225	07/21/2005	07/21/2014	$ 33,013	$ 37,866
Caulie T. Knowles, III	13,083	14.07%	$17.190	03/17/2005	03/17/2014	$108,435	$124,308
F. Michael Johnson	4,000	4.30%	$17.225	07/21/2005	07/21/2014	$ 33,013	$ 37,866

[1] Calculated by comparing the exercise price of such options and the market value of the shares of common stock subject to such options, assuming the market price of such shares increases by 5% and 10%, respectively, over the term of the options.

The following table includes information with respect to options exercised and unexercised options held by Mr. Lamar, Mr. Crawford, Mr. Fitzhugh, Mr. Knowles and Mr. Johnson. All options shown have been adjusted for the 3 for 2 stock split in June 1998.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Shares Underlying Unexercised Options/SARs Held At December 31, 2004 (#)		Value of Unexercised In-the-Money Options/SARs At December 31, 2004 ($)(2)	
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Bibb Lamar, Jr.	9,000	$66,000	10,080	10,000	$130,561	$70,400
			5,000		61,793	
			10,000		86,400	
			11,250		95,325	
			7,500		115,738	
			7,500		114,488	
			7,500		116,988	
Stephen G. Crawford	650	$ 5,564	0	0	0	0
Michael D. Fitzhugh	0	0	5,180	4,000	$67,094	$28,160
			1,500		18,538	
			5,000		10,388	
			4,000		34,560	
Caulie T. Knowles, III	0	0	13,083	0	$92,562	0
F. Michael Johnson	0	0	5,180	4,000	$67,094	$28,160
			2,000		24,717	
			6,000		51,840	
			3,000		25,420	
			3,000		46,295	
			3,000		45,795	
			4,500		70,193	

---

[1] Value realized based on the average of the high and low sale price of BancTrust on the exercise date.

[2] Based on the average of the low bid and high ask prices quoted on the Nasdaq SmallCap Stock Market on December 31, 2004, minus the exercise price.

Pension Plans

BancTrust maintains a pension plan and certain other long-term compensation plans, as described below.

The following table reflects estimated annual benefits payable under the Retirement Plan for Employees of BancTrust in effect as of December 31, 2004, at various salary and years of service levels, assuming retirement at age 65. These benefits apply to all employees hired on or after January 1, 1995, but before January 1, 2003. Participation in the Plan was frozen for employees hired after December 31, 2002. No employees hired or rehired after this date will participate in the Plan.

PENSION PLAN TABLE

Compensation	Years of Credited Service					
	10	15	20	25	30	35
50,000	$ 5,000	$ 7,500	$10,000	$12,500	$15,000	$17,500
100,000	10,000	15,000	20,000	25,000	30,000	35,000
150,000	15,000	22,500	30,000	37,500	45,000	52,500
175,000	17,500	26,250	35,000	43,750	52,500	61,250
205,000*	20,000	30,000	40,000	50,000	60,000	70,000
225,000	20,000	30,000	40,000	50,000	60,000	70,000

*Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.

The amounts shown are single life benefits computed under the BancTrust Plan's basic formula. The BancTrust Plan provides generally for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest 5 consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. Alternative plan formulas, which are set forth below and which may apply to certain participants who participated in predecessor pension plans, result in a greater benefit. Joint and survivor benefits would be less. Social Security benefits do not affect payments made under the BancTrust Plan. As of December 31, 2004, Mr. Lamar was credited with 16 years of service, Mr. Fitzhugh was credited with 6 years of service and Mr. Johnson was credited with 19 years of service, Mr. Crawford and Mr. Knowles are not plan participants.

Alternate Formulas. Employees employed before January 1, 1995, including Mr. Lamar and Mr. Johnson, are eligible to receive benefits under whichever of the following alternate formulas is most advantageous to the employee. Generally, the applicable formula cannot be determined until retirement.

The following table reflects estimated annual benefits payable under The Bank of Mobile Pension Plan (the "BOM Plan") in effect as of December 31, 1994, at various salary and years of service levels, assuming date of birth after 1937 and retirement at age 65.

PENSION PLAN TABLE

Compensation	Years of Credited Service					
	10	15	20	25	30	35
50,000	$ 7,600	$11,400	$15,200	$19,000	$22,800	$22,800
100,000	15,850	23,775	31,700	39,625	47,550	47,550
150,000	24,100	36,150	48,200	60,250	72,300	72,300
175,000	28,255	42,383	56,510	70,638	84,765	84,765
205,000*	32,350	48,525	64,700	80,875	97,050	97,050
225,000	32,350	48,525	64,700	80,875	97,050	97,050

*Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.

The amounts reflected are single life benefits computed under the BOM Plan's basic formula. The BOM Plan provides generally for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest 60 consecutive months out of the 120 months preceding retirement, plus .65% of average monthly base compensation in excess of $833.33, multiplied by years of credited service, not to exceed 30 years. Alternative plan formulas, in some situations, might produce a greater benefit. Joint and survivor benefits would be less. Social Security benefits do not affect payments made under the BOM Plan.

The following table reflects estimated annual benefits under the First National Bank Employees' Pension Plan (the "FNBB Plan") in effect as of December 31, 1994, at various salary and years of service levels and assumes retirement at age 65.

PENSION PLAN TABLE

Compensation	Years of Credited Service					
	10	15	20	25	30	35
50,000	$ 7,500	$11,250	$15,000	$18,750	$22,500	$ 26,250
100,000	15,000	22,500	30,000	37,500	45,000	52,500
150,000	22,500	33,750	45,000	56,250	67,500	78,750
175,000	26,250	39,375	52,500	65,625	78,750	91,875
205,000*	30,750	46,125	61,500	76,875	92,250	107,625
225,000	30,750	46,125	61,500	76,875	92,250	107,625

*Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.

The amounts reflected are single life benefits computed under the FNBB Plan's basic formula. The FNBB Plan provides generally for an annual benefit commencing at age 65 equal to 1.5% of the final coverage compensation multiplied by years of benefit service. Final coverage compensation is defined as earnings including wages, salary, bonus, commissions, overtime and any other special compensation over the 5 consecutive calendar years out of the last 10 consecutive years that produces the highest average. Joint and survivor benefits would be less.

Mobile Bank Supplemental Plan. The Mobile Bank maintains an unfunded and unsecured Supplemental Retirement Plan designed to supplement the benefits payable under the BancTrust Plan for certain key employees selected by the Mobile Bank's Board of Directors. Each participant was a participant in a pension plan of another bank prior to his employment by the Mobile Bank, and the Supplemental Plan is designed to afford the participant the same pension he would receive under the BancTrust Plan if he were given years-of-service credit as if he were employed by the Mobile Bank his entire banking career, reduced by benefits actually payable to him under the BancTrust Plan and any retirement benefit payable to him under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner.

Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, including Mr. Lamar and Mr. Johnson, cannot be determined until retirement or disability. Management of the Mobile Bank does not believe any current expense and any liabilities associated with the Supplemental Plan are material.

Savings and Profit Sharing Plan. BancTrust maintains the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in the plan. An eligible employee may defer up to 75% of his or her pay into the plan not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code and not to exceed the maximum allowed under Sections 401(k), 404 and 415. The employer makes a matching contribution as follows: $1.00 for $1.00 on the first 2%, $0.75 for $1.00 on the next 2% and $0.50 for $1.00 on the next 2%. For example, if an employee defers 6% of pay, that employee would receive a 4.5% matching contribution. At the beginning of each year the BancTrust Board of Directors sets the profit sharing goal, and at the end of the year the Board of Directors determines the amount of the profit sharing contribution to be made. The profit sharing contribution is allocated to each eligible employee based on an individual compensation to total participant compensation ratio.

Change in Control Compensation Agreements

The Mobile Bank entered into a Change in Control Compensation Agreement with Mr. Lamar and Mr. Johnson on November 14, 1995 and with Mr. Fitzhugh on July 23, 1998. These Change in Control Compensation Agreements (the "Agreements") provide that if Mr. Lamar, Mr. Johnson or Mr. Fitzhugh is terminated other than for "cause" (as defined), following a change in control, or if his assigned duties or responsibilities are diminished such that they are inconsistent with his present position, he will be entitled to receive a cash payment equal to three times his average annual earnings (as defined), in the case of Mr. Lamar and Mr. Johnson, and one and one-half times his average annual earnings in the case of Mr. Fitzhugh. Certain other existing employee benefits are also available to each of Mr. Lamar, Mr. Johnson and Mr. Fitzhugh under terms of these Agreements for a period after termination of three years for Mr. Lamar and Mr. Johnson and eighteen months for Mr. Fitzhugh. The Agreements automatically renew each calendar year unless terminated by the Mobile Bank, as the case may be, at least 90 days prior to any December 31.

Compensation of Directors

In 2004 BancTrust directors who were not full time employees were paid a $6,300 annual retainer, $500 for each Board meeting attended and $250 for each committee meeting attended. In 2005 these fees have been increased to a $10,300 annual retainer, $750 for each Board meeting attended, $375 for Board meetings attended by telephone, $400 for each committee meeting attended and $200 for committee meetings attended by telephone. BancTrust directors are also eligible to receive stock options under the Company's 2001 Incentive Compensation Plan. No options were awarded to outside directors in 2004.

BancTrust approved the continuance of a Directors Deferred Compensation Plan previously in place at CommerceSouth, Inc. pursuant to which a director of BancTrust may direct that the payment of all or any portion of the cash compensation that would otherwise be payable to the director be credited to an account which will acquire BancTrust common stock. The director may elect to receive distribution of the shares held for the director when the director's service on the board terminates in a lump sum or in a series of annual or quarterly installments over five years. Dividends paid on the shares held for the director are accumulated and reinvested in BancTrust common stock.

Five Year Total Shareholder Return

The following indexed graph compares BancTrust's five-year cumulative total shareholder return with the Nasdaq Market Index and with a published peer group industry index, prepared by Media General Financial Services, based on bank holding companies in the southeast regional section of the United States. The comparison assumes the investment of $100 on December 31, 1999, with dividends reinvested quarterly through December 31, 2004. Returns of each component issuer have been weighted according to that issuer's market capitalization.

**COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BANCTRUST FINANCIAL GROUP,
NASDAQ MARKET INDEX AND COREDATA GROUP INDEX**


DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004
BANCTRUST FINANCIAL GROUP
COREDATA GROUP INDEX
NASDAQ MARKET INDEX

	1999	2000	2001	2002	2003	2004
BANCTRUST FINANCIAL GROUP, INC.	$100	$ 81.19	$ 88.23	$103.42	$ 154.42	$243.78
MGFS SOUTHEAST REGIONAL BANKS	$100	102.09	128.30	137.41	175.45	201.74
NASDAQ MARKET INDEX	$100	62.85	50.10	34.95	52.55	56.97

Equity Compensation Plan Information

The following table sets forth certain information at December 31, 2004 with respect to BancTrust's equity compensation plans that provide for the issuance of options, warrants or rights to purchase BancTrust's securities.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Equity Compensation Plans Approved by Security Holders	322,000[1]	$13.56	143,000[2]
Equity Compensation Plans Not Approved By Security Holders	N/A	N/A	N/A

[1] Includes shares issuable pursuant to outstanding options under the Company's 1993 Incentive Compensation Plan and its 2001 Incentive Compensation Plan.
[2] Represents shares of BancTrust Common Stock which may be issued pursuant to future awards under the 2001 Incentive Compensation Plan.

Compensation Committee Interlocks and Insider Participation

The Executive Committee of the Board of Directors served as its Compensation Committee for calendar year 2004, the first year following the merger of BancTrust and CommerceSouth. Stephen G. Crawford, Chairman of the Executive Committee, is a member of the Hand Arendall, LLC law firm which serves as counsel for BancTrust, the Mobile Bank and Trust Company. In August of 2003, Mr. Crawford was asked by the Chief Executive Officer of the Company to temporarily become an employee and executive officer of the Company in order to assist him with the merger and integration of CommerceSouth. Mr. Crawford became an employee and officer in August of 2003 with the title of "General Counsel," and served as such during 2004. His appointment was approved by the Board of Directors. Mr. Crawford resigned from the position at the end of 2004 and is no longer an officer or an employee of the Company. W. Bibb Lamar, Jr., Chief Executive Officer of BancTrust, and J. Stephen Nelson, Chairman of the Board of BancTrust and a former executive officer of BancTrust, also served on the Executive Committee. Mr. Crawford, Mr. Lamar and Mr. Nelson are not considered independent directors under applicable rules and regulations. In addition to those three directors, initially five and later six independent directors also served on the Executive Committee. For calendar year 2005 and thereafter a separate and distinct Compensation Committee has been established. The Compensation Committee consists entirely of independent directors.

Report of Executive/Compensation Committee of the Board of Directors

General Policies

The Executive Committee met, and the Compensation Committee now meets, regularly for the purpose of reviewing and making decisions with regard to executive compensation, including qualified and non-qualified employee benefit plans, both short term and long term. The Company's goal is to retain, attract and motivate the best possible banking talent and to provide to its key executive officers competitive compensation packages and rewards for outstanding work and results, both on an annual basis and for the long-term.

Following the merger with CommerceSouth at the end of December, 2003, the Executive Committee (hereafter referred to, together with the Compensation Committee, as appropriate, as the "Committee") was required to address a significant new geographical market with regard to a number of key employees. Being guided by the provisions of the new strategic plan, the Committee sought to consolidate the existing compensation packages of BancTrust and CommerceSouth at the time of the merger into one integrated, competitive and comprehensive compensation plan for the entire Company.

In order to accomplish this goal, the Committee engaged a regional consulting firm to work with it and give it professional advice with regard to annual compensation, annual bonus incentive plans and long term incentive plans. The Committee and its consultant, working together, developed both regional and national peer groups of similar banking companies with a view toward insuring that the Company's key officers, many of whom are operating in highly competitive markets, are compensated for their services in a range comparable to the median range of all peer banks in the southeastern and southcentral United States. Our peer group of banks for comparison purposes is regularly reviewed as our Company grows and as some of the peer group banks are merged with other companies and are no longer comparable. This process is accomplished in consultation with our consultant.

Base Salary. Our goal is to be competitive with our total compensation program. In furtherance thereof, we engaged a new Human Resources Officer in late 2003 who developed a salary administration program for the entire Company. The goal of the Committee has been to establish base salaries for our executive officers in a range comparable to the median base salaries of our peer group banks. The Committee observed over the past few years that our base salaries were generally below that median. It gradually made increases which have, for the most part, brought us to the median range with regard to most of our executive officers. The Committee has compared the Company's base salaries at least annually to surveys furnished by our Human Resources Officer, and it has reviewed them with our compensation consultant. The Committee makes recommendations to the Board of Directors with respect to all Company officers and with respect to certain senior executive officers of the subsidiary banks and trust company. The Committee takes into consideration in making its recommendations not only peer group base salary numbers but also the performance of the Company as a whole and the individual performances of the officers under consideration. The achievement of Company goals and individualized goals are taken into account in the annual incentive bonus programs discussed below.

Annual Performance Incentive Plan. The annual performance incentive plan was revised for calendar year 2004 following the merger with CommerceSouth. The plan provides for the possibility of bonuses for all officers participating in the plan based in part on the achievement of certain individualized goals set in advance by senior management and in part on the performance of BancTrust, with regard to appropriate officers, and individual subsidiaries with regard to other officers. The relative weight given to each element varies as to each officer. The Committee, in crafting the plan in consultation with its consultant, sought to motivate the executive officers to focus not only on their individual responsibilities but also on the Company as a whole. The latter element seemed to the Committee to be particularly important as the former CommerceSouth officers and employees were integrated into the Company. The amount of the bonuses is related to a percentage of base salary, with such percentages being generally higher for higher ranking officers. The base percentage is awarded for meeting all of the target goals. In some cases that percentage can be exceeded when the target goals are exceeded and can be reduced where the target goal is not met but a significant percentage of the target goal is met. The Compensation Committee intends to review the annual performance incentive plan each year as the goals of the Company change from time to time.

Long Term Incentive Plan. The Committee began working with its consultant in the early part of 2004 on a long term incentive plan based on stock options. Considerable study went into the development of a five-year plan which required goals to be met at the end of the five-year period. Since the plan was not completed until late in the year, it was decided that it would not be implemented until calendar year 2005 and that, in view of the hard work and successful completion of the integration of CommerceSouth, a restricted stock award would be made to the officers expected to be participants in the long term plan. Restricted stock awards under the Company's 2001 Incentive Stock Option Plan were granted in early 2005 to those officers in an amount that approximated the value of the stock options which would have accrued during the first year had the plan been in effect. It is contemplated by the Compensation Committee that the long term plan will now have a four year horizon commencing with 2005.

The stock option grants to named executive officers in 2004 are shown in the table entitled "Option Grants in Last Fiscal Year."

Options previously granted and outstanding at year-end are shown in the table entitled "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values."

Other Compensation. Additionally, BancTrust's subsidiaries maintain broad-based employee benefit plans, including pension plans and 401(k) savings and profit sharing plans, as described elsewhere in this document in the section entitled "Pension Plans." Officers of BancTrust participate in such plans on the same basis as other employees.

Chief Executive Compensation

The Committee meets in executive session to review the Chief Executive Officer's salary, annually consults with its consulting firm and uses compensation surveys with respect to peer bank practices. Compensation of the Chief Executive Officer is determined in accordance with the same basic factors as described above for other executive officers

The 2004 base salary increase for the Chief Executive Officer was established with a view to achieving a level of compensation in the median range of peer bank CEO's. The Committee is empowered to recommend to the Board the Chief Executive Officer's base salary in its discretion and without regard to particular factors. The Committee considered, however, the above referenced consultant's report as well as the achievement by BancTrust of certain financial and strategic objectives, particularly the successful merger and integration of CommerceSouth under Mr. Lamar's leadership.

The 2004 bonus for the Chief Executive Officer, determined in accordance with BancTrust's Performance Incentive Plan, was $126,672, an amount equal to approximately 43.7% of his 2004 salary. The CEO's bonus was based on his meeting or exceeding the target goals specified in the Performance Incentive Plan. Those goals were principally earnings and growth goals for the entire Company.

The Executive Committee met eight times in 2004 and five of those meetings were devoted entirely or in substantial part to discussion of compensation matters. The current members of the Executive Committee are as follows:

Stephen G. Crawford
James P. Hayes, Jr.
Clifton C. Inge
W. Bibb Lamar, Jr.
Harris V. Morrissette
J. Stephen Nelson
Paul D. Owens, Jr.
Dennis A. Wallace
Earl H. Weaver

The members of the new Compensation Committee appointed on January 19, 2005 are as follows:

James A. Faulkner
James P. Hayes, Jr.
Harris V. Morrissette

CERTAIN TRANSACTIONS AND MATTERS

Some of the directors, executive officers, and nominees for election as directors of BancTrust, as well as firms and companies with which they are associated, are and have been customers of its subsidiary banks and as such have had banking transactions, including loans and commitments to loan, with subsidiary banks during 2004. These loans and commitments to loan, including loans and commitments outstanding at any time during the period, were made in the ordinary course of business on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of subsidiary bank management, did not involve more than the normal risk of collectibility or present other unfavorable factors.

Stephen G. Crawford, a director and nominee and a temporary employee and executive officer of BancTrust from August 2003 until December 31, 2004, is a member of the Hand Arendall, L.L.C. law firm, which serves as counsel for BancTrust and its subsidiaries. Broox G. Garrett, Jr., a director and nominee, is a partner in the law firm of Thompson, Garrett & Hines, L.L.P., which serves as counsel for the Mobile Bank branches in Brewton and the Trust Company.

INDEPENDENT ACCOUNTANTS

KPMG LLP served as BancTrust's independent registered accounting firm in 2004. In accordance with the recommendation of the Audit Committee, BancTrust's Board of Directors has appointed KPMG to serve as BancTrust's independent auditor for 2005.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG for the audit of BancTrust's Annual Financial Statements for the years ended December 31, 2004, and December 31, 2003, and fees billed for other services rendered by KPMG during those periods.

	2003	**2004**
Audit Fees	$206,000	$505,263
Audit Related Fees	98,870	44,507
Tax Fees	85,978	91,376
All Other Fees	0	0
Total	390,848	641,146

Audit fees consisted of audit work performed in the preparation of financial statements, including an audit of BancTrust's internal controls over financial reporting, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits. Audit related fees consisted primarily of registration statements, accounting consultation, and benefit plan audits. Tax fees consisted principally of tax consultation and preparation of tax returns. All audit related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services was compatible with the maintenance of KPMG's independence.

KPMG will have representatives present at the annual meeting to respond to appropriate questions and to make a statement if they so desire.

OTHER MATTERS

Management currently does not know of any other matters to be presented at the meeting.

If a Proxy in the form enclosed is executed properly and is returned before the meeting, the shares represented thereby will be voted in accordance with the directions given in that Proxy. If no specific directions are given, the shares will be voted, subject to and in accordance with the provisions herein contained, "For" the Board of Directors' nominees in the election of directors. If any other matter is presented at the meeting, the shares will be voted in accordance with the recommendations of the Board of Directors. At any time prior to its exercise, a Proxy may be revoked by written notice or a subsequently dated Proxy delivered to the Secretary of BancTrust.

Solicitation of proxies will be made initially by mail. In addition, proxies may be solicited in person or by telephone by directors, officers, and other employees of BancTrust and its subsidiaries. The cost of printing, assembling, and mailing this Proxy Statement and related material furnished to shareholders and all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of BancTrust, mail material to or otherwise communicate with beneficial owners of shares held by them, will be borne by BancTrust.

The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum of the shareholders to take action at the meeting. Once a quorum is established, (i) directors must be elected by a majority of the votes cast; and (ii) any other action to be taken generally must be approved by votes cast in favor in excess of votes cast against. Abstentions and shares represented by "broker non-votes" (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted as present for purposes of determining whether there is a quorum at the meeting. Nasdaq rules provide that brokers and nominees cannot vote the shares that they hold on behalf of other people either for or against certain matters without specific instructions from the person who beneficially owns those shares. Abstentions and broker non-votes are not counted in determining the number of shares voted for or against the election of directors.

Communications Between Shareholders and the Board of Directors

Pursuant to a policy of BancTrust's Board of Directors, shareholders wishing to communicate with BancTrust's Board of Directors, either individually or as a group, should address correspondence in care of: Secretary, BancTrust Financial Group, Inc., 100 St. Joseph Street, Mobile, Alabama 36602. The communication will be forwarded to the individual board member or to the entire Board as appropriate.

Shareholder Proposals

Shareholder proposals intended to be submitted for consideration at the 2006 Annual Meeting of the Shareholders of BancTrust must be submitted in writing to and received by the Secretary of BancTrust not later than December 12, 2005, to be included in BancTrust's Proxy Statement and form of Proxy relating to that meeting. The named proxies for the 2006 annual meeting will have discretionary voting authority with respect to any shareholder proposal not received in writing by February 25, 2006, and they will exercise their authority in accordance with the recommendations of BancTrust's Board of Directors.

F. Michael Johnson
Executive Vice President,
CFO and Secretary

Enclosures
April 11, 2005

THIS PAGE INTENTIONALLY LEFT BLANK

APPENDIX A

BancTrust Financial Group, Inc.

Audit Committee Charter

Purpose

On behalf of the Board of Directors, the Audit Committee's function is to oversee the Company's accounting and financial reporting processes and audits of the Company's financial statements. Primary responsibility for the Company's financial reporting and internal control structure lies with senior management, with oversight by the Board of Directors. The Audit Committee shall:

- maintain open avenues of communication between the board of directors, management, the internal auditors, and the Independent Auditors;
- be an informed, vigilant, and effective overseer of the Company's internal controls and disclosure controls and procedures for financial reporting purposes;
- have its duties and responsibilities set forth in a written charter;
- report its activities to the full board on a regular basis;
- comply with applicable law including Nasdaq and SEC rules and requirements of the Sarbanes-Oxley Act and follow regulations established by the holding company and its affiliates' governing regulatory agencies.

Committee Organization

The Audit Committee shall be appointed annually by the Board of Directors. The Committee shall be comprised of at least three (3) but no more than five (5) directors, each of whom shall be independent as required by Section 10A(m) of the Securities Exchange Act of 1934, any rules and regulations promulgated thereunder by the SEC, and the Rules of the National Association of Securities Dealers.

Each member of the Audit Committee shall be financially literate or become financially literate within a reasonable period of time after appointment to the Audit Committee.

Authorities and Responsibilities

The Audit Committee shall meet at least 4 times per year or more frequently as circumstances require. The Company's Chief Financial Officer and Internal Auditor will normally be present at each meeting, as well as the company's Independent Auditor when appropriate. During most meetings, the Committee will hold private sessions with the Internal Auditor and the Independent Auditor. The Company's General Counsel or legal representative may also attend the Committee's meetings to discuss legal matters which may impact the Company's financial position.

The Audit Committee has authority to retain outside legal counsel, accountants or other advisors, when deemed necessary, without the prior permission from the Corporation's Board of Directors or management and shall be provided the necessary resources for such purposes.

The Audit Committee shall maintain minutes and other relevant documentation of all meetings held. The Committee should report actions taken to the Board of Directors with such recommendations as the Committee may deem appropriate.

The Audit Committee shall review, at least annually, the committee's charter and recommend any proposed changes to the Board for approval. On an ongoing basis, the Audit Committee shall perform self assessments to ensure that the Committee's responsibilities defined in the Charter are being performed and take corrective action when necessary.

The Audit Committee shall review annually the Company's Code of Ethics for directors, officers, and employees, approve all waivers of the Code of Ethics and Conduct for directors and officers, and ensure timely disclosure of any such waivers by the Audit Committee.

The Audit Committee's responsibilities shall also include the following:

- review with management and the Independent Auditor the Company's filings with the Securities and Exchange Commission and other agencies containing the company's financial statements, including annual (10-K) and interim reports (10-Q) and consider whether the information contained in these documents is consistent with the information contained in the financial statements;
- review earnings press releases;
- review of major issues presented by internal audit and external audit regarding accounting principles and financial statement presentation;
- review of analyses prepared by management or auditors relating to financial reporting issues;
- review of the effect of regulatory and accounting initiatives;
- review of any financial information and earnings guidance provided to analysts and ratings agencies;
- discuss policies with respect to risk assessment and risk management;
- meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with Independent Auditors;
- review with the Independent Auditors any audit problems or difficulties and management's response;
- before hiring an employee or former employee of the Independent Auditors, set clear hiring policies related to these prospective employees; and
- report regularly to the Board of Directors.

The Audit Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee shall disclose in the Company's proxy statement:

- whether the Audit Committee satisfied its Audit Committee Charter responsibilities;
- the complete Audit Committee Charter at least once every three years;
- that the independent auditors have discussed with the Audit Committee matters required to be discussed in Statement of Auditing Standards No. 61 including judgments used in developing financial reports;
- that the Audit Committee has discussed the judgments in private session; and

- that the Audit Committee recommended to the Board of Directors, that the audited financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission..

Required Processes

The Internal Auditor is ultimately responsible to the Board and the Audit Committee and shall report to the Chief Executive Officer and the Audit Committee. The Audit Committee shall select, evaluate, and replace the Internal Auditor as appropriate. The Audit Committee shall:

- oversee and periodically review all services performed for the Internal Auditor by third parties;
- review summaries of all significant findings in Internal Auditor's reports as well as the resolution of such findings;
- review the annual internal audit plans and assesses the Internal Auditor's performance against the plan; and
- meet privately with the Internal Auditor and his staff at regular meetings and on an as needed basis.

External Audit

The Audit Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any public accounting firm employed for preparing or issuing an audit report or related work. Each such public accounting firm shall report directly to the Audit Committee. The Committee shall have the sole authority to hire, determine funding for, evaluate, and fire the Independent Auditor. The Audit Committee shall:

- review the scope and approach of the annual audit with the Independent Auditor;
- review the Independent Auditor's identification of issues and business and financial risks and exposures;
- confirm and assure the independence of the Independent Auditors on an annual basis;
- instruct the Independent Auditor to communicate and report directly to the Audit Committee any difficulties or disputes with management; and
- approve in advance all audit and non-audit services to be provided by the Independent Auditor which are permissible under the law.

The Audit Committee has adopted the BancTrust Financial Group Inc. Audit and Non-Audit Services, Pre-Approval Policy, which the Audit Committee shall administer.

To the extent permitted by applicable SEC rules, the Audit Committee is authorized from time to time to delegate to one or more of its members, or to establish reasonably detailed pre approval policies and procedures pursuant to which management, shall have the authority to engage permissible services from the Independent Auditors other than audit, review, and attest services, provided that all such decisions to engage any permissible non-audit service shall be reported to the full committee at its next scheduled meeting.

The Audit Committee shall not engage the independent auditors for non-audit services that would impair their independence as described in Section 210.2-01(c)(4) of SEC Regulation S-X.

APPENDIX B

BancTrust Financial Group, Inc.

Audit and Non-Audit Services, Pre-Approval Policy

Statement of Principles

As contemplated by the Sarbanes-Oxley Act of 2002 (the Sarbanes Act) and related SEC rules, and as provided in the Holding Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the Company's independent auditor. In connection with such responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent auditor. As part of the pre-approval process, the Audit Committee shall consider whether the services to be performed by the auditor are consistent with the SEC's rules on auditor independence.

The Audit Committee shall pre-approve, by resolution, the type and amount of Audit, Audit-related, Tax, and All Other services to be performed by the Company's independent auditor. The term of such pre-approval is 12 months from the date of pre-approval, unless otherwise specified in such resolutions. The Audit Committee approves its pre-approval resolutions at least annually and modifies the types and amounts of services as it determines in its discretion.

Delegation

As contemplated by the Sarbanes Act and applicable SEC rules, the Audit Committee hereby delegates to the Chairman of the Audit Committee the authority to approve the engagement of the independent auditor to provide non-audit services as permitted by the Sarbanes Act, to the extent that such non-audit services are not pre-approved as set forth in this Policy and if such engagement is less than $10,000. The Chairman shall report, for informational purposes only, any pre-approval of non audit services under the approved pre-approval policy at its next scheduled meeting.

Audit Services

The annual audit services engagement terms and fees will be subject to the specific pre-approval of the entire Audit Committee. Audit services include the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in other areas to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal controls for financial reporting. The Audit Committee will monitor the audit services engagement as necessary, but no less than on a quarterly basis, and will also approve, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, Company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may pre-approve other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports, and other documents filed with the SEC or other documents issued in connection with securities offerings.

Audit Related Services

Audit related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee may pre-approve audit-related services, including among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting; financial reporting or disclosure matters not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting, or regulatory reporting matters; and assistance with internal control reporting requirements.

Tax Services

The Audit Committee may pre-approve those tax services that have historically been provided by the auditor, that the Audit Committee has reviewed and believes would not impair the independence of the auditor, and that are consistent with the SEC's rules on auditor independence. The Audit Committee may consult with management or its independent advisors, including counsel, to determine that the tax planning and reporting positions are consistent with this Policy.

All Other Services

The Audit Committee may pre-approve those all other services that the Audit Committee has reviewed and believes would not impair the independence of the auditor, and that are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to this policy as Exhibit 1. The independent auditors shall not provide any of these services to the Company.

Pre Approval Fee Levels or Budgeted Amounts

Pre approval fee levels or budgeted amounts for all services to be provided by the independent auditor will be submitted to the Chief Financial Officer and shall include a description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have been pre-approved by the Audit Committee. The Audit Committee will be informed on a periodic basis of the services rendered by the independent auditor. The Chief Financial Officer shall consult as necessary with the Chairman of the Audit Committee in determining whether any particular service has been pre-approved by the Audit Committee. The Audit Committee has designated the Chief Financial Officer to monitor the performance of all services provided by the independent auditor and to determine whether such services are in compliance with this Policy. The Chief Financial Officer will report to the Audit Committee on a periodic basis on the results of such monitoring. The Chief Financial Officer will immediately report to the Chairman of the Audit Committee any breach of this Policy that comes to the attention of the Chief Financial Officer.

Exhibit 1

Prohibited Non Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions or contribution in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit.
- Any other services that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

APPENDIX C

BancTrust Financial Group, Inc.

Code of Ethics

Authority

Section 406 of the Sarbanes-Oxley Act of 2002 requires a company that is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to disclose whether or not the company has adopted a code of ethics for its senior financial officers that applies to the company's principal financial officer and comptroller or principal accounting officer, or persons performing similar functions. The Securities and Exchange Commission and the NASDAQ require publicly traded companies to maintain a code of ethics for its executive officers, directors, and employees.

Scope

The Code of Ethics shall apply to each director, officer, and employee (the " Employees") of BancTrust Financial Group, Inc. (the "Company"), and its affiliates, BankTrust, Sweet Water State Bank, BankTrust (Florida), BankTrust of Alabama, BancTrust Company, Inc., BancTrust Financial Services, Inc., and any other direct or indirect subsidiary of the Company now or at any time in the future (the "Affiliates").

Introduction

"Code of Ethics" is defined by the Sarbanes-Oxley Act as a written standard that is reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in the periodic reports to be filed by the Company; and
- Compliance with applicable governmental laws, rules, and regulations.

A "Code of Ethics" should also promote:

- The prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code;
- Full, fair, accurate, timely and understandable disclosure in other public communications made by the Company; and
- Accountability for adherence to the Code of Ethics.

The Company requires and expects each director, officer, and employee of the Company and the Affiliates to advocate and adhere to the following principles governing their professional and ethical conduct in the fulfillment of their respective responsibilities.

CODE OF ETHICS

Honest and Ethical Conduct

Legal and Ethical Standards

The Employees of the Company and the Affiliates will adhere to the highest legal and ethical standards applicable to the business of the Company.

A. Business will be conducted in strict observance of both the letter and the spirit of applicable law, whether local, state, federal or foreign.

B. In all situations including those where there are no applicable legal principles, or the law is unclear or conflicting, business will be conducted in such a manner that the Company and the Affiliates will not be embarrassed if the full facts are disclosed.

C. The integrity of our institution and people is of utmost importance. Even the appearance of legal or ethical impropriety will be avoided.

Confidential and Insider Information

Non-publicly disclosed information obtained from customers and suppliers, as well as such information generated internally with respect to customers, suppliers, employees, and the Company's own affairs, will be safeguarded and will not be used or disclosed except in the proper conduct of our business. The Company and the Affiliates have adopted policies establishing standards for the Employees of the Company and the Affiliates in the collection, use, and security of customer information.

A. Disclosure of confidential information within the Company will be restricted to those having a proper need for such information.

B. The Company and the Affiliates will publicly disclose, at the earliest appropriate time, all material developments relevant to their affairs which they are required by law to disclose. Such releases will be made through the proper corporate channels and follow the rules established by any applicable regulatory agencies. In doing so, the Company and the Affiliates will avoid, where possible, compromising confidential information relative to customers, suppliers, and employees.

Misuse of Corporate Position or Property

Corporate property, services, opportunities, confidential or insider information, and corporate position, authority, or influence accruing or available to the Employees of the Company or the Affiliates on account of their affiliation with the Company and the Affiliates shall not be used for personal benefit. Such individuals should not accept gifts or other favors which may appear to influence, or in fact influence, their actions or judgment in the discharge of their duties to the Company or the Affiliates.

Personal Responsibilities

The Employees of the Company and the Affiliates should conduct their personal affairs in such fashion that their duties and responsibilities to the Company and the Affiliates are not jeopardized, and ethical and/or legal questions do not arise with respect to their association or work with the Company and the Affiliates. Compliance with this Code is the responsibility of every director, officer, and employee, both with regard to their own affairs and with respect to reporting any possible violations of which they may become aware.

A. Conflicts of interest should be avoided. A possible conflict of interest exists whenever directors, officers, employees, or members of their immediate families have an interest, direct or indirect, in an entity or matter which may influence a decision or recommendation they may have to make in the discharge of their responsibilities to the Company and the Affiliates. In the event a possible conflict does arise, its nature and extent should be fully disclosed immediately to the Chief Executive Officer of the Company, or, if he or she is not available, to another executive officer of the Company.

B. Community and political activities are encouraged provided participation is accomplished in a legal manner, does not interfere with the discharge of work, duties or responsibilities owed the Company or the Affiliates, and is done in a manner clearly indicating the director, officer, or employee does not speak or act for the Company or the Affiliates.

C. Corporate directorships, election or appointment to public office, commissions, boards, etc., may not be accepted by an officer or employee without prior approval of the Chief Executive Officer of the Company.

D. Personal and financial affairs of Employees are expected to be conducted on a sound, moral, ethical, and legal basis.

E. Officers and employees should be familiar with the provisions of the "General Statement of Personal Guidelines" included in the comprehensive Personnel Policies and Procedures of the Company and the Affiliates.

Intracorporate Relationships

Each director, officer, and employee has an important contribution to make to the Company's overall objective of providing high quality financial services to customers at a reasonable profit in an ethical, competent, and professional manner. To accomplish this objective, it is imperative that we not only deal fairly and honestly with our customers, suppliers, auditors, attorneys, shareholders, and the public at large, but also in our relations with each other, both as individuals and as entities.

Reporting Requirements

The Securities Exchange Act of 1934 empowers the Securities and Exchange Commission to require periodic reporting of information by companies with publicly traded securities. Sections 302 and 906 of the Sarbanes-Oxley Act require the principal executive and financial officers of a company filing periodic reports to certify in each quarterly and annual report, among other things, that the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading, and the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of the Company and the Affiliates. The Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and any employee acting in that capacity are responsible for the full, fair, accurate, timely and understandable disclosure of financial reporting. It is the responsibility of the Employees of the Company and the Affiliates, regardless of position, to assist in any way possible in assuring that the financial information presented for the Company and the Affiliates, certified by the principal executive and financial officers, is fully, fairly, accurately, timely, and understandably reported.

The Sarbanes-Oxley Act of 2002 and resulting rules of the Securities and Exchange Commission and NASDAQ require the Company to disclose whether it has a Code of Ethics applicable to certain officers, namely, the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, and anyone acting in that capacity, regardless of title. This Code is intended to comply with these requirements and be applicable to all officers, employees, and directors of the Company and the Affiliates.

Governmental Laws, Rules, and Regulations

The Employees of the Company and the Affiliates should follow the rules established by applicable governmental laws and regulations. The Employees of the Company and the Affiliates should adhere to the regulations set forth by the appropriate regulatory body included but not limited to The Securities and Exchange Commission, The Board of Governors of the Federal Reserve, The Federal Deposit Insurance Corporation, The Alabama State Banking Department and the Florida Office of Financial Regulation.

Administration

The Sarbanes-Oxley Act of 2002 requires the Audit Committee of all publicly traded companies to:

A. Establish procedures for receiving, retaining, and handling complaints to the company regarding accounting, internal accounting controls, or auditing matters; and

B. Establish a means for employees of the company to submit confidential and anonymous reports regarding questionable accounting or auditing matters.

The Audit Committee and Board of Directors of the Company and the Affiliates expect the Employees to follow the established Code of Ethics and to report the Company's financial information, and follow its accounting and auditing practices in a reliable and accurate manner. Every Employee of the Company and the Affiliates is responsible for reporting deviations from the Code of Ethics, irregularities, or suspicious activities. While normal channels of communication and reporting exist within the Company and the Affiliates, Employees who are not comfortable reporting deviations from this Code, irregularities or suspicious activities through the normal channels are encouraged to report the information directly to the Chairman of the Company's Audit Committee. The Audit Committee has adopted a separate policy establishing the procedures whereby Employees may report irregularities or suspicious activities anonymously to the Chairman of the Company's Audit Committee.

Amendments and Waivers

Requested amendments to the Code of Ethics should be submitted in writing for approval by the Audit Committee of the Company and ratification by the Board of Directors of the Company.

Requested waivers from the Code of Ethics should be submitted in writing for approval by the Audit Committee of the Company and ratification by the Board of Directors of the Company.

Material violations of the Code of Ethics should be brought to the immediate attention of the Chief Executive Officer of the Company, the Company's Auditor, or its Audit Committee.

The Company is required to disclose material departures from its Code of Ethics and amendments to its Code of Ethics within five (5) business days after it amends or waives a requirement of its Code of Ethics. The disclosure of amendments or waivers shall be made available on the company's web site, www.banctrustfinancialgroupinc.com.

Administering the Code of Ethics is the responsibility of the Human Resources Manager, with assistance provided as follows:

A. Where any doubt exists, interpretation and clarification as to the applicability of this Code to a particular situation should be sought from the Chief Executive Officer or Human Resources Manager of the Company, or the Chairman of the Company's Audit Committee.

B. All amendments to this Code will be first approved by the Audit Committee. The Human Resources Manager, in consultation with General Counsel of the Company, from time to time may issue interpretations, guidelines, and relevant materials, as appropriate.

C. All departures from the Code of Ethics should be reported to the Human Resources Manager or Chief Executive Officer of the Company, or the Chairman of the Company's Audit Committee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No. 0-15423

BANCTRUST FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Alabama (State of Incorporation)	**63-0909434** (IRS Employer Identification No.)
100 Saint Joseph Street **Mobile, Alabama** (Address of Principal Executive Office)	**36602** (Zip Code)

251-431-7800
(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK $.01 PAR
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act). Yes ☒ No ☐

Aggregate market value of the Common Stock ($.01 Par) held by nonaffiliates of the registrant as of February 25, 2005 (assuming that all officers, directors and 5% shareholders are affiliates): $190,566,051

Shares of Common Stock ($.01 Par) outstanding at March 10, 2005: 11,066,926

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2005 annual meeting are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking information with respect to the financial condition, results of operations and business of BancTrust Financial Group, Inc. (the "Company" or "BancTrust"), included in the Notes to Consolidated Financial Statements in Item 8, statements contained in Item 1 below with respect to the Company's plans for the future, and in Item 7 below with respect to security maturities, loan maturities, loan growth, expectations for and the impact of interest rate changes, the adequacy of the loan loss reserve, expected loan losses, the ability to improve the efficiency ratio and the impact of inflation, unknown trends or regulatory action and other matters. These "forward-looking statements" (as defined in Section 21E of the Securities and Exchange Act of 1934) can generally be identified by words such as "should," "could," "may," "expects," "anticipates," "plans," "intends," or words of similar meaning. The Company cautions readers that forward-looking statements, including without limitation those noted above, are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated include, among others: (1) interest rate fluctuations; (2) changes in economic conditions; (3) effectiveness of the Company's marketing efforts; (4) acquisitions and the integration of acquired businesses; (5) competition; (6) changes in technology; (7) changes in law; (8) changes in fiscal, monetary, regulatory and tax policy; (9) customers' financial failures; (10) fluctuations in stock and bond markets; (11) the discretion of applicable regulatory authorities; (12) changes in political conditions; (13) war; (14) inflation; and (15) other risks and uncertainties listed from time to time in the Company's public announcements and in its filings with the Securities and Exchange Commission (the "SEC").

Item 1. Business

General

BancTrust is a registered bank holding company incorporated under Alabama law. BancTrust was originally incorporated as a Delaware corporation under the name Mobile National Corporation. In 1993, the Company changed its name to South Alabama Bancorporation, Inc. It operated under that name until May of 2002, when it changed its name to BancTrust Financial Group, Inc. In 1996, BancTrust changed its state of domicile from Delaware to Alabama. BancTrust's corporate headquarters are located at 100 St. Joseph Street, Mobile, Alabama 36602. BancTrust's subsidiaries have offices in Autauga (1), Baldwin (3), Barbour (2), Clarke (1), Escambia (3), Marengo (4), Mobile (7), Monroe (2), and Montgomery (2) Counties in Alabama and in Bay (2), Okaloosa (3), and Walton (3) Counties in Florida.

As of December 31, 2004, BancTrust and its subsidiaries had approximately 380 full-time equivalent employees. BancTrust had total consolidated assets at December 31, 2004 of approximately $1.2 billion and total consolidated deposits of approximately $986.9 million.

BancTrust offers a broad range of banking and trust services through the following subsidiaries:

- BankTrust, formerly South Alabama Bank, headquartered in Mobile, Alabama (the "Mobile Bank");
- Sweet Water State Bank, headquartered in Sweet Water, Alabama (the "Sweet Water Bank");
- BankTrust of Alabama, formerly CommerceSouth Bank Alabama, headquartered in Eufaula, Alabama (the "Eufaula Bank");
- BankTrust (Florida), formerly CommerceSouth Bank Florida, headquartered in Santa Rosa Beach, Florida (the "Santa Rosa Beach Bank");
- BancTrust Company, Inc., formerly South Alabama Trust Company, Inc., headquartered in Mobile, Alabama (the "Trust Company"); and

- BancTrust Financial Services, Inc., headquartered in Mobile, Alabama (a subsidiary of the Mobile Bank).
- Credit Plan, Inc., headquartered in Eufaula, Alabama (a subsidiary of the Eufaula Bank).

BancTrust reviews policies for its subsidiaries and coordinates certain elements of their common internal functions, such as loan review, marketing and business development, accounting, auditing, compliance and computer operations. BancTrust utilizes the services and capabilities of its staff and the staffs of its subsidiaries in conducting its business.

The Company's banking subsidiaries all offer similar banking services, including business and personal checking accounts, money market accounts, savings accounts, certificates of deposit, overdraft protection, the extension of business and personal loans, mortgages on commercial and residential real estate, access to automated teller machines through the Cirrus System, Inc., Pulse EFT Association and Star Honor Technologies, Inc., retail repurchase agreements, safe deposit box facilities, credit card privileges, traveler's checks, letters of credit, foreign transfers and remittances and wire transfers. The Company's banking subsidiaries also offer general banking advice and consultation to the public as well as other customer convenience and community oriented services. Additionally, these banks offer additional services through relationships with correspondent banks which may be requested by their customers. BancTrust does not currently offer international banking services. BancTrust offers the foregoing services to business and individuals through its 33 offices located in the southern half of Alabama and the Florida panhandle. In addition to its offices, BancTrust operates a network of automated teller machines that are linked with shared automated tellers in all 50 states. The Trust Company offers general, corporate and personal trust services. Its primary market area consists of BancTrust's Alabama market area. In 2004, the Santa Rosa Beach Bank obtained authority to offer and began marketing trust services in our Florida market. Mutual funds, annuities and certain insurance products and securities are offered to customers in all of our markets through BancTrust Financial Services, Inc., a subsidiary of the Mobile Bank.

The following table reflects certain basic information concerning BancTrust and its subsidiaries as of December 31, 2004:

(Dollars in Thousands)

	Eufaula Bank	Mobile Bank	Santa Rosa Beach Bank	Sweet Water Bank	Trust Company	Consolidated[1]
Banking Offices	5	17	8	3	2	33
Employees	63	185	76	25	19	380
Percent of Ownership	100%	100%	100%	100%	100%	100%
Loans (Net of unearned income)	$161,692	$461,089	$239,426	$41,484	$ 0	$ 903,691
Investments	20,086	111,648	11,398	7,495	963	151,590
Total Assets	217,720	629,277	288,589	52,471	2,244	1,191,222
Deposits	165,743	536,088	241,921	46,946	n/a	986,904
Equity Capital	$ 38,607	$ 59,336	$ 42,134	$ 4,677	$2,051	$ 122,183

1 Amounts include BancTrust and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

Further segment information is included in Note 20 of the Notes to Consolidated Financial Statements, which are contained in Item 8 of this Form 10-K.

Business Combinations

BancTrust continually evaluates business combination opportunities and sometimes conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations take place. Since 1993, BancTrust has grown significantly through acquisitions of eight financial institutions representing in the aggregate (at the time the acquisitions were completed) approximately $770 million in assets.

Future business combinations involving cash, debt or equity securities can be expected. Any future business combination or series of business combinations that BancTrust undertakes may be material in terms of assets acquired or liabilities assumed to BancTrust's financial condition. Recent business combinations in the financial services industry have typically involved the payment of a premium over book and fair values. This practice may result in dilution of book value and net income per share for the acquirer.

Consolidation of Subsidiaries

In 2003 BancTrust began the process of consolidating its subsidiary banks with the merger of BankTrust of Brewton (formerly the First National Bank, Brewton) into the Mobile Bank. BancTrust merged the Monroe County Bank and the Commercial Bank of Demopolis into the Mobile Bank in 2004. For operational reasons, BancTrust expects to maintain the Eufaula Bank as a separate subsidiary for two to three years before merging it into the Mobile Bank. BancTrust also expects to maintain the Santa Rosa Beach Bank as a separate subsidiary for the foreseeable future. BancTrust expects this consolidation of its subsidiaries to have a beneficial effect on its efficiency and net income.

Sale of BankTrust of Florida

On October 15, 2004, BancTrust completed the sale of all of the stock of BankTrust of Florida for $7.5 million in cash. BankTrust of Florida represented total assets of approximately $43.7 million and total deposits of approximately $37.7 million at December 31, 2003. The Company recorded a gross gain on the sale of $1.5 million.

Competition

BancTrust's subsidiaries compete aggressively in the markets they serve with statewide and regional bank holding companies, most of which have substantially greater total resources than BancTrust and numerous branch offices located throughout BancTrust's market area. BancTrust's subsidiaries also compete with local banks, credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms, money market mutual funds, and loan production offices operated by out of state banks and other providers of financial services in the areas they serve.

BancTrust's subsidiaries' compete with these institutions based on factors such as products and services offered, delivery of services, product pricing, convenience and personal contacts.

Supervision and Regulation

General

BancTrust is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. As such, BancTrust and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

The Bank Holding Company Act generally prohibits BancTrust from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

The Gramm-Leach-Bliley Act, which became effective in March 2000, significantly relaxes previously existing restrictions on the activities of banks and bank holding companies. Under the Gramm-Leach-Bliley Act, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. For a bank holding company to be eligible for financial holding company status, all of its subsidiary financial institutions must be well-capitalized and well managed. Financial holding company status is achieved by a declaration to the Federal Reserve Board that a bank holding company elects to be a financial holding company. A financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of (i) securities dealing, underwriting, and market making; (ii) insurance underwriting and agency activities; (iii) merchant banking; (iv) insurance company portfolio investments; and (v) in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. The Federal Reserve Board must deny expanded authority to any bank holding company that received less than a satisfactory rating on its most recent Community Reinvestment Act review as of the time it submits its declaration. BancTrust is not a financial holding company.

The Gramm-Leach-Bliley Act also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The Act is also designed to streamline and coordinate regulation of integrated financial holding companies, to provide generally for "umbrella" regulation of financial holding companies by the Federal Reserve Board, and to promote regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

Each of the subsidiary banks of BancTrust is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and, as such, their respective deposits are insured by the FDIC to the extent provided by law. Each such subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies. BancTrust's subsidiary banks are state-chartered banks subject to supervision and examination by the state banking authorities of the states in which they are located. The federal banking regulator for each of the subsidiary banks, as well as the appropriate state banking authority for each of the subsidiary banks, regularly examines the operations of the subsidiary banks and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Payment of Dividends

BancTrust is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow for BancTrust, including cash flow to pay dividends to its shareholders, is dividends from its subsidiary banks and trust company. There are statutory and regulatory limitations on the payment of dividends by these subsidiaries to BancTrust, as well as on the payment of dividends by BancTrust to its shareholders.

As to the payment of dividends, BancTrust's state-chartered banking subsidiaries and trust company subsidiary are subject to the respective laws and regulations of the state in which the subsidiary is located and to the regulations of the FDIC. Various federal and state statutory provisions limit the amount of dividends BancTrust's subsidiary banks can pay to BancTrust without regulatory approval. The approval of the Federal Reserve Board is required for any dividend by a state chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. State member banks may also be subject to similar restrictions imposed by the laws of the states in which they are chartered.

If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "Supervision and Regulation—Prompt Corrective Action" on page 7. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. An Alabama state bank is also required by Alabama law to obtain the prior approval of the Superintendent of the State Banking Department of Alabama for the payment of dividends if the total of all dividends declared by it in any calendar year will exceed the total of (a) its net earnings (as defined by statute) for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from an Alabama state bank's surplus without the prior written approval of the Superintendent.

Under Florida law, the directors of a bank, after charging off bad debts, depreciation, and other worthless assets, if any, and making provision for reasonably anticipated future realized losses on loans and other assets, may quarterly, semiannually, or annually declare a dividend of so much of the aggregate of the net profits of that period combined with its retained net profits of the preceding two years as the directors shall judge expedient, and, with the approval of the Florida Office of Financial Regulation, a bank may declare a dividend from retained net profits which accrued prior to the preceding two years, but each bank shall, before the declaration of a dividend on its common stock, carry 20 percent of its net profits for such preceding period as is covered by the dividend to its surplus fund, until the same shall at least equal the amount of its common and preferred stock then issued and outstanding. No bank shall declare any dividend at any time that its net income from the current year combined with the retained net income from the preceding 2 years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Office of Financial Regulation or a state or federal regulatory agency.

At December 31, 2004 BancTrust's subsidiaries were able to pay dividends totaling approximately $6.7 million without the need for regulatory approval.

Capital Adequacy

BancTrust is subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board, which are substantially similar to the capital requirements and guidelines imposed by the Federal Reserve Board and the Federal Deposit Insurance Corporation on the depository institutions within their respective jurisdictions.

For this purpose, a depository institution's or holding company's assets and certain specified off-balance-sheet commitments and obligations are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers: core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock at the holding company level and minority interests in equity accounts of consolidated subsidiaries, less goodwill, and less most intangible assets; supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations; and market risk ("Tier 3") capital, which includes qualifying unsecured subordinated debt.

BancTrust, like other bank holding companies, currently is required to maintain Tier 1 capital and "total capital" (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8%, respectively, of its total risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit). In addition, in order for a holding company or depository institution to be considered "well capitalized" for regulatory purposes, its Tier 1 and total capital ratios must be 6% and 10% on a risk-adjusted basis, respectively. At December 31, 2004, BancTrust met both requirements, with Tier 1 capital equal to 9.46% and total capital equal to 10.49% of its total risk-weighted assets. The Federal Reserve System has allowed bank holding companies to include trust preferred securities in Tier 1 Capital up to a maximum of 25% of Tier 1 Capital. On March 1, 2005 the Federal Reserve System issued a new rule (12 CFR Parts 208 and 225) that reduces the amount of trust preferred securities that may be included in Tier 1 Capital to 25% of Tier 1 capital less goodwill and any deferred tax liability. Under this new rule, all $18.0 million of trust preferred stock currently included by the Company in its calculation of Tier 1 and total capital will continue to be included in Tier 1 and total capital. Consequently, Management does not believe this new rule will have any material adverse impact on BancTrust; however, it does to some extent limit BancTrust's ability to utilize trust preferred securities as a capital raising strategy in the future.

The Federal Reserve Board also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3% if the holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional "cushion" of at least 100 to 200 basis points if the holding company does not meet these requirements. At December 31, 2004, BancTrust's leverage ratio was 8.28%.

The Federal Reserve Board may set capital requirements higher than the minimum noted above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

Each of BancTrust's banking subsidiaries is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency, and each was in compliance with the applicable capital requirements as of December 31, 2004.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "Supervision and Regulation — Prompt Corrective Action."

The Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

Prompt Corrective Action

Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the law.

At December 31, 2004, the Mobile Bank, the Eufaula Bank and the Sweet Water Bank had the requisite capital levels to qualify as well capitalized for prompt corrective action purposes. The Santa Rosa Beach Bank had the requisite capital levels to qualify as adequately capitalized.

FDIC Insurance Assessments

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. An institution's size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions will be examined using a performance-based lending, investment and service test. Small institutions will be examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and preapproved by the bank regulatory agency.

The CRA regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution's CRA performance and to review the institution's CRA public file. Each lending institution must maintain for public inspection a public file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The CRA requires public disclosure of a financial institution's written CRA evaluations. This promotes enforcement of CRA requirements by providing the public with the status of a particular institution's community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. All four banks owned by BancTrust have a "satisfactory" CRA rating.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties which market the institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

USA Patriot Act

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), which is designed to deny terrorists and others the ability to obtain access to the United States financial system. Title III of the USA Patriot Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Among its provisions, the USA Patriot Act mandates or will require financial institutions to implement additional policies and procedures with respect to, or additional measures, including additional due diligence and recordkeeping, designed to address, any or all of the following matters, among others: money laundering; suspicious activities and currency transaction reporting; and currency crimes. The U.S. Department of the Treasury, in consultation with the Federal Reserve Board and other federal financial institution regulators, has promulgated rules and regulations implementing the USA Patriot Act which (i) prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; (ii) require financial institutions to maintain certain records for correspondent accounts of foreign banks; (iii) require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; (iv) require due diligence with respect to private banking and correspondent banking accounts; (v) facilitate information sharing between the government and financial institutions; (vi) require financial institutions to have in place a money laundering program; and (vii) impose minimum verification of identity standards for all new accounts.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("SOX") comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies with equity or debt securities registered under the Exchange Act (such as BancTrust). In particular, SOX established (a) new requirements for audit committees, including independence, expertise, and responsibilities; (b) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (c) new standards for auditors and regulation of audits; (d) increased disclosure and reporting obligations for the reporting company and their directors and executive officers; and (e) new and increased civil and criminal penalties for violations of the securities laws.

Effects of Governmental Policy

The earnings and business of BancTrust and its subsidiary banks have been and will be affected by the policies of various regulatory authorities of the United States, particularly the Federal Reserve Board. Important functions of the Federal Reserve Board, in addition to those enumerated above, include the regulation of the supply of money in light of general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve Board for these purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on interest-earning assets.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by banks on their deposits and other borrowings and the interest received by banks on loans extended to customers and securities held in their investment portfolios comprises the major portion of their respective earnings. The earnings and gross income of banks thus have been and will be subject to the influence of economic conditions generally, both domestic and foreign, and also to monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any future changes in such policies and their impact on the subsidiary banks of BancTrust are not predictable.

Available Information

BancTrust's website address is http://www.banctrustfinancialgroupinc.com. The Company makes available on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These documents are made available on BancTrust's website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning BancTrust at the following address:

BancTrust Financial Group, Inc.
Attn: F. Michael Johnson
100 St. Joseph Street
Mobile, Alabama 36602
(251) 431-7800

Executive Officers of the Registrant

The following table reflects certain information concerning the executive officers of BancTrust. Each such officer holds his office(s) until the first meeting of the Board of Directors following the annual meeting of shareholders each year, or until a successor is chosen, subject to removal at any time by the Board of Directors. Except as otherwise indicated, no family relationships exist among the executive officers and directors of BancTrust, and no such officer holds his office(s) by virtue of any arrangement or understanding between him and any other person except the Board of Directors.

Name, Age and Office(s) with BancTrust	Other Positions with BancTrust
J. Stephen Nelson – age 67(1) Chairman (since 1993)	Director (since 1993)
W. Bibb Lamar, Jr. – age 61(2) President and CEO (since 1989)	Director (since 1989)
Michael D. Fitzhugh – age 56(3) Executive Vice President (since 2004)	None
F. Michael Johnson – age 59(4) Chief Financial Officer, Executive Vice President & Secretary (since 1993)	None
Caulie T. Knowles, III– age 46(5) Executive Vice President (since 2004)	None

(1) Previously: Chairman, 1993-2003, Chief Executive Officer, 1984-2003, and Director, 1979-2003, BankTrust of Brewton, which was merged into the Mobile Bank in 2003.
(2) Chief Executive Officer, since 1989, and Chairman, since 1998, the Mobile Bank. Previously: President (1989-1998), the Mobile Bank.
(3) President, Chief Operating Officer and Director of the Mobile Bank since 1998.
(4) Executive Vice President and Cashier, since 1986, the Mobile Bank.
(5) President, Chief Executive Officer and Director of the Santa Rosa Beach Bank since 1997 and President, Chief Executive Officer and Director of the Eufaula Bank since 2002. Chief Operating Officer of CommerceSouth, Inc. from 2002 until its merger with BancTrust in 2003.

Item 2. Properties

BancTrust's corporate headquarters occupy an approximately 30,000 square foot facility located at 100 St. Joseph Street, in downtown Mobile, Alabama 36602. BancTrust leases this entire facility, which also houses the headquarters of the Trust Company and the headquarters of the Mobile Bank. The primary term of the lease for this building expires on December 31, 2005. The Company has exercised an option to extend the term of this lease for an additional 5 years, and the Company has an option to extend this lease for one additional term of five years.

In addition to its corporate headquarters, BancTrust, through its subsidiaries, operates 32 office or branch locations, of which 29 are owned and three are subject to either building or ground leases. BancTrust paid annual rents in 2004 of approximately $297,000. At December 31, 2004, there were no significant encumbrances on the offices, equipment or other operational facilities owned by BancTrust and its subsidiaries.

Item 3. Legal Proceedings

As of the date of this report there are no material pending legal proceedings to which BancTrust or any of the Banks or the Trust Company is a party, other than ordinary routine litigation incidental to our business.

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices and Cash Dividends Per Share

BancTrust's common stock trades on The Nasdaq Small Cap Stock Market® under the symbol BTFG.

At December 31, 2004, the Company had approximately 3,300 shareholders, of record or through registered clearing agents.

	BID PRICES PER SHARE		REGULAR CASH DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE
2004			
1st Quarter	$18.42	$15.74	$.13
2nd Quarter	18.37	16.00	.13
3rd Quarter	19.76	16.25	.13
4th Quarter	24.61	17.62	.13
2003			
1st Quarter	$14.99	$10.90	$.13
2nd Quarter	18.01	13.75	.13
3rd Quarter	16.39	14.87	.13
4th Quarter	16.90	15.02	.13

Securities Authorized for Issuance under Equity Compensation Plans

The equity compensation plans information required by this Item 5 is incorporated by reference to BancTrust's Proxy Statement for its 2005 annual meeting, where it appears under the heading, "Equity Compensation Plan Information."

Share Repurchases

On September 28, 2001, the Company announced that it intended to repurchase up to 425 thousand shares of its common stock. Approximately one year before implementation of the stock repurchase plan, the Company purchased 61 thousand of its shares. As of December 31, 2004, the Company had purchased 195 thousand shares under the stock repurchase plan. These purchases were accomplished primarily through private transactions and were accounted for under the cost method. The Company share purchases, including those that predate the repurchase plan, ranged in price from $8.00 per share to $15.33 per share, and the weighted average price per share paid by the Company was $9.42. The Company has not repurchased any of its shares under this repurchase plan since November 14, 2002.

The following table provides information about purchases by BancTrust during the quarter ended December 31, 2004 of equity securities that are registered by BancTrust pursuant to Section 12 of the Exchange Act.

Period	Number of shares purchased(1)	Average price paid per share	Shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs(2)
10/01/04-10/31/04	635	$18.27	0	229,951
11/01/04-11/30/04	0	$ 0.00	0	229,951
12/01/04-12/31/04	636	$22.31	0	229,951
Total	1,271	$20.29	0	229,951

(1) 1,271 shares were purchased on the open market to provide shares to participants in BancTrust's grantor trust related to its deferred compensation plan for directors.

(2) Under a share repurchase program announced on September 28, 2001, BancTrust may buy up to 425,000 shares of its common stock. The repurchase program does not have an expiration date.

Item 6. Selected Financial Data

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2004	2003	2002	2001	2000
RESULTS OF OPERATIONS:					
Interest revenue	$ 53,828	$ 31,391	$ 34,159	$ 40,317	$ 43,420
Interest expense	12,487	7,696	11,105	17,695	19,461
Net interest revenue	41,341	23,695	23,054	22,622	23,959
Provision for loan losses	4,017	2,082	910	1,787	1,235
Non-interest revenue	11,063	7,652	7,291	6,341	5,392
Non-interest expense	33,580	20,973	19,256	18,436	17,598
Income from continuing operations before income taxes	14,807	8,292	10,179	8,740	10,518
Income taxes	4,247	2,291	2,971	2,514	3,071
Income from continuing operations	10,560	6,001	7,208	6,226	7,447
Income from discontinued operations before income taxes	696	509	182	0	0
Gain on sale of discontinued operations before income taxes	1,484	0	0	0	0
Total income from discontinued operations before income taxes	2,180	0	0	0	0
Income taxes	1,439	188	67	0	0
Income from discontinued operations	741	321	115	0	0
Net income	$ 11,301	$ 6,322	$ 7,323	$ 6,226	$ 7,447
Basic net income per share from continuing operations	$ .96	$ .68	$ .84	$ .73	$ .87
Basic net income per share from discontinued operations	$ .07	$ .04	$ .01	$ .00	$ .00
Diluted net income per share from continuing operations	$ .95	$ .67	$ .83	$ .73	$ .87
Diluted net income per share from discontinued operations	$ .07	$ .04	$ .01	$ .00	$ .00
Basic net income per share	$ 1.03	$ .72	$ .85	$ .73	$ .87
Diluted net income per share	$ 1.02	$ .71	$ .84	$ .73	$ .87
Cash dividends declared per share	$ .52	$ .52	$ .48	$ .44	$ .40
YEAR-END STATEMENT OF CONDITION:					
Total assets	$1,191,222	$1,076,900	$665,810	$592,372	$577,116
Loans, net of unearned income	903,691	688,802	390,452	382,313	378,353
Deposits	986,904	811,145	524,738	501,477	486,835
Shareholders' equity	122,183	116,666	80,904	73,914	70,835
AVERAGE BALANCES:					
Total assets	$1,109,679	$ 678,596	$636,497	$576,381	$555,507
Average earning assets	944,878	587,928	561,834	536,380	514,999
Loans	766,928	410,290	383,829	382,818	367,281
Deposits	876,844	531,650	513,470	486,012	468,137
Shareholders' equity	119,820	82,136	78,658	73,204	66,604
PERFORMANCE RATIOS:					
Net income to:					
Average total assets	1.02%	0.93%	1.15%	1.08%	1.34%
Average shareholders' equity	9.43%	7.70%	9.31%	8.50%	11.18%
Average shareholders' equity to average total assets	10.80%	12.10%	12.36%	12.70%	11.99%
Dividend payout ratio	54.10%	71.97%	56.66%	60.25%	46.05%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis focuses on information about BancTrust Financial Group, Inc. and its subsidiaries that is not otherwise apparent from the consolidated financial statements and related footnotes appearing below in this Annual Report. Reference should be made to those statements and the financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

On April 16, 2002, Gulf Coast Community Bancshares, Inc., the parent company of Wewahitchka State Bank (BankTrust of Florida), was merged into the Company. On October 15, 2004, BankTrust of Florida was sold to an unrelated financial institution. Therefore, the results of operations of BankTrust of Florida have been included as discontinued operations in the consolidated results of the Company from April 16, 2002 through October 15, 2004.

On December 30, 2003, CommerceSouth, Inc. ("CommerceSouth") the parent company of CommerceSouth Bank Alabama (now BankTrust of Alabama) and CommerceSouth Bank Florida (now BankTrust, Florida) was merged into the Company. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of these two banks have been included in the consolidated results of the Company from December 30, 2003.

Overview

Net income for 2004 was $11.3 million compared to $6.3 million in 2003. On a per share basis, basic earnings were $1.03 in 2004 and $.72 in 2003, and diluted earnings were $1.02 in 2004 and $.71 in 2003. Return on average assets in 2004 was 1.02 percent compared to .93 percent in 2003. Total assets at year-end 2004 were $1.191 billion compared to $1.077 billion at year-end 2003. BankTrust of Florida had assets of approximately $50 million at the time of its sale on October 15, 2004.

Management and staff spent considerable time and effort in 2004 on the successful integration of CommerceSouth and BancTrust. A new, comprehensive strategic planning process which began prior to the merger established goals and time frames for the integration process, and for operation of the Company for several years to come. Areas addressed in the plan include, but are not limited to: (1) internal growth and market expansion, (2) performance goals, (3) credit culture, (4) personnel development, (5) management succession, (6) technology infrastructure to support the overall plan and (7) marketing and product development and enhancement. The plan is to be periodically monitored and updated by a team of senior officers from all areas of the Company.

In 2004 the Company completed the merger of the Demopolis Bank and the Monroeville Bank into the Mobile Bank. These mergers were part of a process which was started in 2003 to consolidate existing charters and operations. The mergers were successful and have resulted in reductions in staff as well as the elimination of certain duplicate operations.

In early 2004, following an evaluation of the growth potential of our various markets, we decided to sell our smallest Florida bank and we redirected the proceeds of the sale to our higher growth markets in Florida. The transaction was completed on October 15, 2004. We continue to evaluate the feasibility of similar opportunities.

One of the challenges in 2004 was funding the rapid loan growth which has occurred in our Gulf Coast and metropolitan Montgomery markets. Loans have grown much faster than core deposits, and the Company has placed additional emphasis on non-core funding sources such as brokered deposits and Federal Home Loan Bank borrowings. The Company expects this trend to continue in 2005. In addition to core and non-core funding sources, BancTrust is exploring the possibility of an equity issuance.

Critical Accounting Policies and Estimates

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. Critical accounting policies relate to the allowance for loan losses. A description of these policies is as follows:

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. BancTrust's determination of its allowance for loan losses is determined in accordance with Statement of Financial Accounting Standards Nos. 114 and 5. The amount of the allowance for loan losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current and expected economic conditions and such other factors which, in Management's judgement, deserve current recognition in estimating loan losses.

A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio the Banks determine estimated amounts of loss based on several factors, including historical loss experience, Management's judgement of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment (including collateral) and regulatory guidelines. This determination also considers the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's effective interest rate, the fair value of the collateral, or the loan's observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans in the portfolio. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios, and such other factors which, in Management's judgement, deserve current recognition in estimating inherent loan losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

Financial Condition

Average Assets and Liabilities

Average assets in 2004 were $1.110 billion, compared to $678.6 million in 2003. Excluding the Eufaula and Santa Rosa Beach Banks, which were acquired in the CommerceSouth transaction, and the assets of discontinued operations, average assets increased $8.9 million. Average loans, net, in 2004 were $757.8 million or 87.1 percent higher than average loans, net, of $405.0 million in 2003. Excluding the Eufaula and Santa Rosa Beach Banks, average loans, increased $38.9 million. Loan growth was slow during the years 2000 through 2002 in the markets served by BancTrust; however, there was a significant increase in loan demand beginning in 2003, and the demand accelerated in 2004. Management anticipates that strong loan demand will continue through 2005, especially in the areas of the Company along the Gulf Coast.

Average deposits of $876.8 million in 2004 were 64.9 percent higher than average deposits of $531.7 million in 2003. Excluding the Eufaula and Santa Rosa Beach Banks, average deposits increased $15.8 million. Short-term and long-term borrowings consist of federal funds purchased, Federal Home Loan Bank (FHLB) borrowings, a loan from an unrelated commercial bank, overnight repurchase agreements, payable to trust, and deposits in the treasury tax and loan account. Reliance on these funds at the Company historically has been low; however, Management has recently increased its reliance on these types of funds as loan demand has outpaced deposit growth. The $10.0 million loan from the unrelated commercial bank, which is included in long-term debt, was used to partially fund the acquisition of CommerceSouth.

The Company's average equity as a percent of average total assets in 2004 was 10.8 percent, compared to 12.1 percent in 2003. Average equity in 2004 and 2003 included approximately $46.9 million and $4.2 million, respectively, recorded as intangible assets related to acquisitions accounted for as purchases.

Table 1

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(IN MILLIONS)	2004	2003	2002	2001	2000
Average Assets					
Cash and non-interest bearing deposits	$ 39.0	$ 25.6	$ 24.2	$ 19.6	$ 17.9
Interest bearing deposits	.5	.0	.9	.9	.6
Federal funds sold	8.3	12.8	18.2	14.8	6.6
Investment securities	169.1	164.8	158.9	137.9	140.6
Loans, net	757.8	405.0	378.3	378.0	362.9
Premises and equipment, net	37.2	14.8	14.4	13.5	12.8
Other real estate owned, net	0.7	0.5	0.2	0.2	0.2
Intangible assets	46.9	4.2	4.0	4.1	4.2
Other assets	11.8	5.9	6.6	7.4	9.7
Assets related to discontinued operations	38.4	45.0	30.8	0.0	0.0
Average Total Assets	$1,109.7	$678.6	$636.5	$576.4	$555.5
Average Liabilities and Shareholders' Equity					
Non-interest bearing demand deposits	$ 163.4	$ 95.0	$ 85.7	$ 79.6	$ 76.0
Interest bearing demand deposits	235.8	141.1	139.6	131.7	129.8
Savings deposits	101.9	40.3	38.0	34.8	34.6
Time deposits	375.7	255.3	250.1	239.9	227.8
Total deposits	876.8	531.7	513.4	486.0	468.2
Short-term borrowings	20.5	8.5	8.1	7.0	9.9
FHLB advances and long-term debt	50.0	12.6	6.0	6.0	6.5
Other liabilities	9.0	4.6	3.6	4.2	4.3
Liabilities related to discontinued operations	33.6	39.1	26.7	0.0	0.0
Shareholders' equity	119.8	82.1	78.7	73.2	66.6
Average Total Liabilities and Shareholders' Equity	$1,109.7	$678.6	$636.5	$576.4	$555.5

Loans

Average loan growth was strong in both 2004 and 2003 as economic conditions in the Company's markets began to improve. The average loan to deposit ratio was 87.5 percent in 2004 compared to 77.2 percent in 2003 and 74.8 in 2002. The loan to deposit ratio of the Company at year-end 2004 rose to 91.6 percent compared to 84.9 percent at year-end 2003 and 74.4 percent at year-end 2002.

It is Management's goal to make loans with relatively short maturities or, in the case of loans with longer maturities, with floating rate arrangements when possible. Of the outstanding loans in the categories of commercial, financial and agricultural, real estate-construction and real estate-mortgage at December 31, 2004, $497.4 million, or 58.9 percent, mature within one year and are therefore subject to interest rate changes, if needed, to adjust for asset/liability management purposes. Of the remaining loans in these categories maturing after one year, 46.9 percent are on a floating rate basis. Of the total loans outstanding in these categories at December 31, 2004, 78.1 percent are available for repricing within one year, either because the loans mature within one year or because they are based on a variable rate arrangement.

The Company makes available to its customers fixed rate, longer-term loans, especially in the residential real estate-mortgage area. BancTrust is able to offer, through third party arrangements, certain mortgage loan products which do not require that the longer-term loans be carried on the books of the Company. These products allow the Company to gain the benefit of a larger variety of product offerings and have generated a significant amount of fee income during the recent period of lower mortgage rates. These fees have come from first and second home purchases as well as significant home refinancing volume. As interest rates rise, the Company expects that the refinancing volume will decrease somewhat; however, first and second home purchase volume is expected to remain strong in our Gulf Coast markets.

Table 2 shows the distribution of loans by major category at December 31, 2004, and at each of the previous four year-ends. Table 3 depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

Table 2

DISTRIBUTION OF LOANS BY CATEGORY

(IN MILLIONS)	DECEMBER 31,				
	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	$345.9	$399.2	$216.0	$203.6	$196.8
Real estate – construction	194.9	59.4	26.0	23.2	16.7
Real estate – mortgage	304.0	173.2	95.5	100.5	104.4
Installment	60.2	57.8	53.2	56.0	61.8
Total loans	$905.0	$689.6	$390.7	$383.3	$379.7

Table 3

SELECTED LOANS BY TYPE AND MATURITY

(IN MILLIONS)	DECEMBER 31, 2004 MATURING			
	WITHIN ONE YEAR	AFTER ONE BUT WITHIN FIVE YEARS	AFTER FIVE YEARS	TOTAL
Commercial, financial, and agricultural	$221.1	$105.2	$19.6	$345.9
Real estate – construction	163.1	31.8	0.0	194.9
Real estate – mortgage	113.2	174.2	16.6	304.0
	$497.4	$311.2	$36.2	$844.8
Loans maturing after one year with:				
Fixed interest rates		$172.6	$12.0	
Floating interest rates		138.6	24.2	
		$311.2	$36.2	

Securities

Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities requires that securities be classified into one of three categories: held to maturity, available for sale, or trading. Securities classified as held to maturity are stated at amortized cost. This classification means that Management has the positive intent, and the Company has the ability, to hold the securities until they mature. Securities classified as available for sale are stated at fair value. Securities in this category are held for indefinite periods of time, and include securities that Management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, changes in liquidity needs, the need to increase regulatory capital or other similar factors. At December 31, 2004, all of the Company's securities were in the available for sale category. The Company holds no trading securities or those classified as held to maturity.

The maturities and weighted average yields of securities available for sale at December 31, 2004, are presented in Table 4 at amortized cost using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life because of amortized principal payments or because borrowers may have the right to call or prepay obligations. Tax equivalent adjustments, using a 34 percent tax rate, have been made when calculating yields on tax-exempt obligations. Included in other investments are equity securities, primarily FHLB stock in the amount of $3.7 million, which do not mature but are included in the after 10 years category. Mortgage backed securities are shown only in the total as these securities have monthly principal payments.

Table 4

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

DECEMBER 31, 2004 (DOLLARS IN THOUSANDS)	WITHIN ONE YEAR		AFTER ONE BUT WITHIN FIVE YEARS		AFTER FIVE BUT WITHIN TEN YEARS		AFTER TEN YEARS		TOTAL	
	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD
Securities available for sale										
U.S. Treasury securities	$ 0	0.00%	$ 300	4.50%	$ 0	0.00%	$ 0	0.00%	$ 300	4.50%
U.S. Government sponsored enterprises	0	0.00	20,644	3.68	12,385	3.84	4,493	4.04	37,522	3.74
State and political subdivisions	2,039	4.73	12,933	5.36	18,607	6.13	20,181	7.39	53,760	6.37
Other investments	514	1.99	2,573	5.25	0	0.00	6,402	4.96	9,489	4.88
Mortgage backed securities	0	0.00	0	0.00	0	0.00	0	0.00	49,144	4.48
Total securities available for sale ..	$2,553	4.18%	$36,450	4.39%	$30,992	5.21%	$31,076	6.41%	$150,215	5.00%

Deposits and Short-Term Borrowings

Deposit growth in 2002 and 2003 was slow, increasing by 3.6 percent over the two-year period. In 2004 average deposits grew $345.1 million, or 64.9 percent, compared to 2003. The CommerceSouth transaction accounted for $329.4 million of this increase with the remaining increase, which amounted to a 3.0 percent increase, resulting from growth in the Gulf Coast markets of Alabama. The mix of deposits, on average, has not significantly changed over the past few years. BancTrust defines core deposits as total deposits less certificates of deposit of $100,000 or more. Core deposits, as a percentage of total deposits, represented 77.6 percent and 78.5 percent at year-end 2004 and 2003 respectively. While the primary emphasis at BancTrust remains on attracting and retaining core deposits from customers who will use other products and services offered by the Company, Management has recognized that, in order to fund loan growth, it is necessary from time to time to pursue non-core funding sources such as large certificates of deposit and other borrowed funds more vigorously than in the past. Management has been pursuing such non-core funding sources, and this trend is expected to continue in 2005.

Table 6 reflects maturities of time deposits of $100,000 or more at December 31, 2004. Deposits of $221.3 million in this category represented 22.4 percent of total deposits at year-end 2004, compared to $174.1 million representing 21.5 percent of total deposits at year-end 2003.

Short-term borrowings include three items: 1) federal funds purchased, 2) securities sold under agreements to repurchase, which are overnight transactions with large corporate customers, commonly referred to as repos, and 3) other, representing borrowings from the FHLB, from the Federal Reserve through its discount operations and U.S. Treasury tax and loan funds on deposit subject to a note payable to the U.S. Treasury Department. The Company sold federal funds of $8.3 million on average during 2004 while average short-term borrowings were $20.5 million. Management has sought to control the volume of funds in this category within certain acceptable limits; however, a greater reliance on these types of funds will be necessary in order to fund loan growth in the future.

Table 5

AVERAGE DEPOSITS

(DOLLARS IN MILLIONS)	AVERAGE FOR THE YEAR					
	2004		2003		2002	
	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID
Non-interest bearing demand deposits	$163.4		$ 95.0		$ 85.7	
Interest bearing demand deposits	235.8	.74%	141.1	.75%	139.6	1.37%
Savings deposits	101.9	1.04	40.3	.79	38.0	1.51
Time deposits	375.7	2.06	255.3	2.31	250.1	3.28
Total average deposits	$876.8		$531.7		$513.4	

Table 6

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

(IN MILLIONS)	AT DECEMBER 31, 2004			
	UNDER 3 MONTHS	3-12 MONTHS	OVER 12 MONTHS	TOTAL
	$114.7	$72.7	$33.9	$221.3

Table 7

SHORT-TERM BORROWINGS

(DOLLARS IN THOUSANDS)	2004			2003			2002		
	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE
Federal funds purchased	$21,986	$11,156	1.92%	$13,905	$ 949	1.90%	$1,450	$ 529	2.32%
Securities sold under agreement to repurchase	10,203	6,629	0.68	9,375	6,994	0.51	9,981	6,836	.94
Other	11,000	2,725	1.98	9,315	524	1.34	2,814	735	1.87
Total short-term borrowings		$20,510	1.53%		$8,467	0.72%		$8,100	1.12%

FHLB Advances and Long-term Debt

The Company uses FHLB advances as an alternative to other funding sources with similar maturities. They are flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability management strategy. FHLB advances totaled $30.5 million at December 31, 2004, an increase of $10.0 million from December 31, 2003.

Of the outstanding FHLB advances at December 31, 2004, $20.5 million had fixed interest rates and $10.0 million had a variable interest rate that reprices quarterly. Note 11 to the Consolidated Financial Statements, included elsewhere in this report, includes additional information relating to outstanding balances, scheduled maturities and rates of FHLB advances.

The Company borrowed funds from a trust in 2003 to finance a portion of the purchase price of CommerceSouth, Inc. The trust was created to issue trust preferred securities which the Company is currently allowed by the Federal Reserve Bank to include in the Company's calculations of Tier I capital. This payable to trust was $18.0 million at December 31, 2004 and December 31, 2003. The Company does not have the option to repay any amounts of the payable to trust until 2008.

Other long term debt consists of a loan from an unrelated bank to the Company. This loan was incurred in January of 2004 to finance a portion of the purchase of CommerceSouth, Inc. This loan was $10.0 million at December 31, 2004 and is secured by a portion of BancTrust's stock of the Mobile Bank. This loan matures in 2008 and requires monthly interest payments. The Company has the option to repay any part of the principal at any time without penalty. This loan does not require principal payments until the end of the third year, at which time the remaining principal must be amortized over the remaining life of the loan.

Asset/Liability Management and Liquidity

The purpose of asset/liability management is to maximize return while minimizing risk. Maximizing return means achieving or exceeding the Company's profitability and growth goals. Minimizing risk means managing four key risk factors: 1) liquidity, 2) interest rate sensitivity, 3) capital adequacy, and 4) asset quality. Asset/liability management at the Company involves a comprehensive approach to statement of condition management which meets the risk and return criteria established by Management and the Board of Directors. To this point, Management has not used derivative financial instruments as part of its asset liability management process.

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its statement of condition.

The Company uses modeling techniques to simulate net interest income and the impact on fair values of the Company's assets and liabilities under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates on the existing statement of condition. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all interest earning assets and interest bearing liabilities, the Company would expect a net increase in net interest income of $2.5 million over one year. Under a scenario simulating a hypothetical 100 basis point decrease, the Company would expect a net decrease in net interest income of $5.2 million. These hypothetical examples are not a precise indicator of future events. Instead, they are reasonable estimates of the results anticipated if the assumptions used in the modeling techniques were to occur.

Liquidity represents the ability of a bank to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and the liability side of the statement of condition. On the asset side, liquidity is provided by marketable investment securities, maturing loans, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. Additionally, the Company has available, if needed, federal funds lines of credit and FHLB lines of credit. The Company has an

Asset/Liability Committee consisting of certain members of Management and of the Board of Directors. One of the duties of the committee is to monitor the liquidity position of the Company and to formulate and implement corrective measures in the event certain liquidity parameters are exceeded.

Contractual Obligations

Tables 8 and 9 present information about the Company's contractual obligations, which by their terms are not short-term, and commitments at December 31, 2004.

Table 8

CONTRACTUAL OBLIGATIONS

(IN THOUSANDS)	ONE YEAR OR LESS	OVER ONE YEAR THROUGH FIVE YEARS	OVER FIVE YEARS	TOTAL
FHLB advances and long-term debt (1)	$ 8,500	$ 32,000	$18,000	$ 58,500
Operating leases	266	1,020	382	1,668
Certificates of deposit	344,534	76,435	647	421,616
Total	$353,300	$109,455	$19,029	$481,784

(1) Refer to Note 11, Federal Home Loan Bank Advances and Long-Term Debt in the Notes to Consolidated Financial Statements for additional information about these obligations, including certain redemption features.

Table 9

COMMITMENTS

(IN THOUSANDS)	ONE YEAR OR LESS	OVER ONE YEAR THROUGH FIVE YEARS	OVER FIVE YEARS	TOTAL
Lines of credit – unused	$150,825	$18,970	$2,409	$172,204
Standby letters of credit	27,816	4,621	0	32,437
Total	$178,641	$23,591	$2,409	$204,641

Interest Rate Sensitivity

By monitoring the Company's interest rate sensitivity, Management attempts to maintain a desired balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities is compared within certain time categories. By identifying mismatches in repricing opportunities within a time category, interest rate risk can be identified. The interest sensitivity analysis presented in Table 10 is based on this type of gap analysis, which assumes that rates earned on interest earning assets and rates paid on interest bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities actually change at different times and in varying amounts.

Changes in the composition of earning assets and interest bearing liabilities can increase or decrease net interest revenue without affecting interest sensitivity. The interest rate spread between assets and their corresponding liability can be significantly changed while the repricing interval for both remains unchanged, thus impacting net interest revenue. Over a period of time, net interest revenue can increase or decrease if one side of the statement of condition reprices before the other side. An interest sensitivity ratio of 1.0 (earning assets divided by interest bearing liabilities), which represents a matched interest sensitive position, does not guarantee maximum net interest revenue. Before investing, Management must evaluate several factors, including the general direction of interest rates, in order to determine the type of investment and the maturity needed. Management may, from time to time, accept calculated risks associated with interest sensitivity in an attempt to maximize net interest revenue. The Company does not currently use derivative financial instruments to manage interest rate sensitivity.

At December 31, 2004, the Company's three-month gap position, (earning assets divided by interest bearing liabilities), was 119 percent and at twelve months the gap position, on a cumulative basis, was 105 percent, both within the range established by Management as acceptable. The Company's three-month gap position indicates that, in a period of rising interest rates, each $1.19 of assets which reprice upward could be followed with $1.00 in liabilities which could reprice upward within three months. Thus, under this scenario, net interest revenue might increase during the three-month period of rising rates, as interest income increases would exceed increases in interest expense. Likewise, over a twelve-month period, each $1.05 of assets which re-price upward could be followed by $1.00 in liabilities which could re-price upward, resulting in an increase in net interest revenue. In a period of falling rates, the opposite effect might occur. While certain categories are contractually tied to interest rate movements, most are subject only to competitive pressures and do not necessarily reprice directly with changes in market rates. Management has a certain amount of flexibility when adjusting rates on these products, therefore the repricing of assets and liabilities would not necessarily take place at the same time and in the same amounts.

Table 10

INTEREST SENSITIVITY ANALYSIS

(DOLLARS IN THOUSANDS)	DECEMBER 31, 2004 INTEREST SENSITIVE WITHIN (CUMULATIVE)			NON-INTEREST SENSITIVE WITHIN 5 YEARS	TOTAL
	3 MONTHS	3-12 MONTHS	1-5 YEARS		
EARNING ASSETS					
Loans (1)	$570,057	$665,737	$889,220	$ 15,819	$ 905,039
Unearned income	0	0	0	(1,348)	(1,348)
Less allowance for loan losses	0	0	0	(10,244)	(10,244)
Net loans	570,057	665,737	889,220	4,227	893,447
Investment securities	2,541	5,848	49,498	102,092	151,590
Federal funds sold	6,000	6,000	6,000	0	6,000
Interest bearing deposits in other financial institutions	414	414	414	0	414
Total earning assets	$579,012	$677,999	$945,132	$106,319	$1,051,451
LIABILITIES					
Non-interest bearing deposits	$ 0	$ 0	$ 0	$186,628	$ 186,628
Interest bearing demand deposits (2)	247,834	247,834	247,834		247,834
Savings deposits (2)	0	0	0	130,826	130,826
Large denomination time deposits	114,718	187,427	221,296	0	221,296
Other time deposits	70,714	157,107	199,673	647	200,320
Short-term borrowings	14,768	14,768	14,768	0	14,768
FHLB advances and long-term debt	38,000	40,000	58,500	0	58,500
Total interest bearing liabilities	$486,034	$647,136	$742,071	$318,101	$1,060,172
Interest sensitivity gap	$ 92,978	$ 30,863	$203,061		
Earning assets/interest bearing liabilities	1.19	1.05	1.27		
Interest sensitivity gap/earning assets	.16	.05	.21		

(1) Non-accrual loans are included in the "Non-Interest Sensitive Within 5 Years" category.
(2) Certain types of savings accounts are included in the "Non-Interest Sensitive Within 5 Years" category. In Management's opinion, these liabilities do not reprice in the same proportions as rate-sensitive assets, as they are not responsive to general interest rate changes in the economy.

Capital Resources

Tangible shareholders' equity (shareholders' equity less goodwill, other intangible assets and accumulated other comprehensive income) was $74.8 million at December 31, 2004, compared to $65.5 million at December 31, 2003. At year-end 2004, the Tier I capital ratio decreased to 9.46 percent from 10.25 percent at year-end 2003. The decrease was due in part to the fact that risk weighted assets from year-end 2003 to year-end 2004 increased by 20.5 percent, whereas total capital grew by only 11.7 percent. In December 2003 the Company formed a trust which issued $18.0 million of trust preferred securities, the proceeds of which were used to partially finance the purchase of CommerceSouth. These securities, for regulatory purposes, are added to tangible common shareholders' equity to calculate Tier I capital. The Company's leverage ratio, defined as tangible shareholders' equity divided by quarterly average assets, was 8.28 percent at year-end 2004 compared to 13.19 percent at December 31, 2003, again a function of the growth in total assets. The Federal Reserve and the FDIC require that bank holding companies and banks maintain certain minimum levels of capital as defined by risk-based capital guidelines. These guidelines consider risk factors associated with various components of assets, both on and off the statement of condition. Under these guidelines, capital is measured in two tiers, and these capital tiers are used in conjunction with "risk-based" assets in determining "risk-based" capital ratios. The ratios, expressed as a percentage of total risk-adjusted assets, for Tier I and Total capital were 9.46 percent and 10.49 percent, respectively, at December 31, 2004. The Company exceeded the minimum risk-based capital guidelines at December 31, 2004, 2003, and 2002. The minimum guidelines are shown on Table 11. (see *Capital Adequacy* on page 5, Regulatory Issue on page 30 and Note 15 of Notes to Consolidated Financial Statements).

Table 11

RISK-BASED CAPITAL

(DOLLARS IN THOUSANDS)	DECEMBER 31,		
	2004	2003	2002
Tier I capital –			
Tangible common shareholders' equity	$ 74,815	$ 65,546	$ 71,977
Payable to trust	18,000	18,000	0
Total Tier I capital	$ 92,815	$ 83,546	$ 71,977
Tier II capital –			
Allowable portion of the allowance for loan losses	$ 10,117	$ 8,607	$ 5,451
Total capital (Tier I and Tier II)	$ 102,932	$ 92,153	$ 77,428
Risk-adjusted assets	$ 981,643	$814,843	$483,916
Quarterly average assets	1,121,447	633,606	658,953
Risk-based capital ratios:			
Tier I capital	9.46%	10.25%	14.87%
Total capital (Tier I and Tier II)	10.49%	11.31%	16.00%
Minimum risk-based capital guidelines:			
Tier I capital	4.00%	4.00%	4.00%
Total capital (Tier I and Tier II)	8.00%	8.00%	8.00%
Tier I leverage ratio	8.28%	13.19%	10.92%

Results of Operations Net Interest Revenue

Net interest revenue, the difference between amounts earned on assets and the amounts paid on liabilities, is the most significant component of earnings for a financial institution. Changes in interest rates, changes in the volume of assets and liabilities, and changes in the asset/liability mix are the major factors that influence net interest revenue. Presented in Table 12 is an analysis of net interest revenue, weighted average yields on earning assets and weighted average rates paid on interest bearing liabilities for the past three years.

Net yield on interest earning assets is net interest revenue, on a tax equivalent basis, divided by total interest earning assets. This ratio is a measure of the Company's effectiveness in pricing interest earning assets and funding them with both interest bearing and non-interest bearing liabilities. The Company's net yield in 2004, on a tax equivalent basis, increased 28 basis points to 4.50 percent compared to 4.22 percent in 2003. After a rapid decline that began in 2001, interest rates stabilized in 2003, and so did the Company's net yield on interest earning assets. Rates began to rise in mid-2004, and the net yield began to increase. Added to the positive effect of rising interest rates on the net interest margin was a large increase in loan volume at the Company. Interest rates and loan volume are expected to continue to rise in 2005, and Management expects that the Company will continue to benefit from a favorable net interest margin. One possible source of pressure on the net interest margin in 2005 is the fact that loans at the Company have been growing faster than deposits, and this might cause Management to more aggressively price deposits in order to fund loan growth.

Table 12

NET INTEREST REVENUE

(DOLLARS IN THOUSANDS)	2004 AVERAGE AMOUNT OUTSTANDING	2004 AVERAGE RATE	2004 INTEREST EARNED/PAID	2003 AVERAGE AMOUNT OUTSTANDING	2003 AVERAGE RATE	2003 INTEREST EARNED/PAID	2002 AVERAGE AMOUNT OUTSTANDING	2002 AVERAGE RATE	2002 INTEREST EARNED/PAID
Interest Earning Assets									
Taxable securities	$ 108,191	3.99%	$ 4,314	$112,448	3.85%	$ 4,331	$108,573	5.27%	$ 5,724
Non-taxable securities	60,936	4.07	2,480	52,338	4.64	2,428	50,349	4.90	2,465
Total securities	169,127	4.02	6,794	164,786	4.10	6,759	158,922	5.15	8,189
Loans(1)	766,928	6.12	46,933	410,290	5.97	24,509	383,829	6.68	25,646
Federal funds sold	8,257	1.15	95	12,800	0.95	122	18,147	1.60	291
Deposits in other financial institutions	566	1.06	6	52	1.92	1	936	3.53	33
Total interest earning assets	944,878	5.70	53,828	587,928	5.34	31,391	561,834	6.08	34,159
Non-interest Earning Assets									
Cash and due from banks	38,985			25,621			24,214		
Premises and equipment, net	37,208			14,803			14,406		
Other real estate	650			538			199		
Other assets	11,688			5,799			6,479		
Intangible assets	46,885			4,181			3,981		
Assets related to discontinued operations	38,435			45,040			30,834		
Allowance for loan losses	(9,050)			(5,314)			(5,450)		
Total	$1,109,679			$678,596			$636,497		
Interest Bearing Liabilities									
Interest bearing demand and savings deposits	$ 337,743	0.83%	$ 2,807	$181,356	0.76%	$ 1,382	$177,587	1.40%	$ 2,492
Time deposits	375,685	2.06	7,736	255,315	2.31	5,897	250,135	3.28	8,192
Short-term borrowings	20,510	1.53	314	8,467	0.72	61	8,100	1.12	91
FHLB advances and long-term debt	50,030	3.26	1,630	12,621	2.82	356	6,000	5.50	330
Total interest bearing liabilities	783,968	1.59	12,487	457,759	1.68	7,696	441,822	2.51	11,105
Non-interest bearing liabilities									
Demand deposits	163,416			94,979			85,748		
Liabilities related to discontinued operations	33,578			39,117			26,714		
Other	8,897			4,605			3,555		
	205,891			138,701			116,017		
Shareholders' equity	119,820			82,136			78,658		
Total	$1,109,679			$678,596			$636,497		
Net Interest Revenue		4.11%	$41,341		3.66%	$23,695		3.57%	$23,054
Net yield on interest earning assets		4.38%			4.03%			4.10%	
Tax equivalent adjustment		0.12			.19			0.20	
Net yield on interest earning assets (tax equivalent)		4.50%			4.22%			4.30%	

(1) Loans classified as non-accrual are included in the average volume classification. Loan fees of $2,761, $922 and $817 for the years ended 2004, 2003, and 2002, respectively, are included in the interest amounts for loans.

Table 13 reflects the changes in sources of taxable-equivalent interest income and expense between 2004 and 2003 and between 2003 and 2002. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

Tax-equivalent net interest revenue in 2004 was $17.7 million higher than in 2003. Total interest revenue increased by $22.5 million, while total interest expense increased $4.8 million. Both total interest revenue and total interest expense increased almost entirely due to volume, a result of the growth experienced during 2004, especially in loan volume.

Tax-equivalent net interest revenue in 2003 was $624 thousand higher than in 2002. Total interest revenue decreased by $2.8 million, which was more than offset by the decrease in total interest expense of $3.4 million. Both total interest revenue and total interest expense decreased due to rate, as a result of interest earning assets and interest bearing liabilities continuing to reprice downward due to the general lowering of interest rates which began in 2001.

Table 13

ANALYSIS OF TAXABLE-EQUIVALENT INTEREST INCREASES (DECREASES)

(DOLLARS IN THOUSANDS)	2004 CHANGE FROM 2003			2003 CHANGE FROM 2002		
		Due to(1)			Due to(1)	
	AMOUNT	VOLUME	RATE	AMOUNT	VOLUME	RATE
Interest Revenue:						
Taxable securities	$ (17)	$ (167)	$ 150	$(1,393)	$ 154	$(1,547)
Non-taxable securities	75	543	(468)	(53)	137	(190)
Total securities	58	376	(318)	(1,446)	291	(1,737)
Loans	22,424	21,329	1,095	(1,138)	1,647	(2,785)
Federal funds sold	(27)	(45)	18	(169)	(64)	(105)
Deposits	5	8	(3)	(32)	(31)	(1)
Total	22,460	21,668	792	(2,785)	1,843	(4,628)
Interest Expense:						
Interest bearing demand and savings deposits	1,425	1,208	217	(1,110)	29	(1,139)
Other time deposits	1,839	2,697	(858)	(2,295)	122	(2,417)
Short-term borrowing	253	133	120	(30)	3	(33)
FHLB advances and long-term debt	1,274	1,080	194	26	250	(224)
Total	4,791	5,118	(327)	(3,409)	404	(3,813)
Net interest revenue	$17,669	$16,550	$1,119	$ 624	$1,439	$ (815)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses is the cost of providing an allowance that is adequate to absorb inherent losses on loans in the portfolio. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Loan review procedures are in place to ensure that potential problem loans are identified. The procedures include a continuous review of the portfolios at the affiliate banks by the Company's loan review department.

Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, work-out and collection arrangements, and possible concentrations of credit. The loan review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, and other economic factors. Each quarter this review is quantified in a report to Management which uses it to determine whether an appropriate allowance is maintained. This report is then submitted to the Company's Board of Directors quarterly. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged-off, which increase the allowance; and (iii) the provisions for loan losses charged to income, which increase the allowance.

Table 14 sets forth certain information with respect to the Company's average loans, allowance for loan losses, charge-offs and recoveries for the five years-ended December 31, 2004.

Table 14

SUMMARY OF LOAN LOSS EXPERIENCE

(DOLLARS IN THOUSANDS)	YEAR-ENDED DECEMBER 31,				
	2004	2003	2002	2001	2000
Allowance for loan losses –					
Balance at beginning of year	$ 8,342	$ 5,381	$ 5,328	$ 4,608	$ 4,128
Balance of acquired banks	0	3,424	0	0	0
Charge-offs					
Commercial, financial and agricultural	1,254	1,909	331	394	597
Real estate – construction	5	0	0	0	0
Real estate – mortgage	569	182	81	123	374
Installment	562	758	741	894	397
Total charge-offs	2,390	2,849	1,153	1,411	1,368
Recoveries					
Commercial, financial and agricultural	63	37	30	43	321
Real estate – construction	0	0	0	0	0
Real estate – mortgage	17	19	9	37	120
Installment	195	248	257	264	172
Total recoveries	275	304	296	344	613
Net charge-offs	2,115	2,545	857	1,067	755
Addition to allowance charged to operating expense	4,017	2,082	910	1,787	1,235
Allowance for loan losses – balance at end of year	$ 10,244	$ 8,342	$ 5,381	$ 5,328	$ 4,608
Loans at end of year, net of unearned income	$903,691	$688,802	$390,452	$382,313	$378,353
Ratio of ending allowance to ending loans	1.13%	1.21%	1.38%	1.39%	1.22%
Average loans, net of unearned income	$766,928	$410,290	$383,829	$382,818	$367,281
Non-performing loans	$ 3,270	$ 4,199	$ 4,022	$ 2,588	$ 2,503
Ratio of net charge-offs to average loans	.28%	.62%	.22%	.28%	.21%
Ratio of ending allowance to total non-performing loans	313.27%	198.67%	133.79%	205.87%	184.10%

Net charge-offs decreased to $2.1 million in 2004 compared to $2.5 million in 2003. The allowance for loan losses as a percentage of loans was 1.13 percent at December 31, 2004, and 1.21 percent at December 31, 2003. Management believes the decrease in this ratio is acceptable because of improved asset quality as evidenced by the improvement in (1) the ratio of non-performing loans to loans (see Table 16), (2) the ratio of non-performing assets to loans and other real estate owned (see Table 16), (3) the ratio of the allowance for loan losses to non-performing loans (see Table 14), (4) the decrease in loans with Management reservation as a percentage of loans and (5) an improving economy. The changes in the allocation of the allowance for loan losses (see table 15) from 2003 to 2004 are primarily attributable to the changes in the loan portfolio mix (see table 2). Loan charge-offs, changes in risk grades and adjustments to allocations on individual loans also affected the allocation of the allowance for loan losses. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio, including non-performing loans, and adjusts the allowance when appropriate. Management believes the current methodology used to determine the required level of reserves is adequate. Management considered the allowance adequate at December 31, 2004.

Table 15

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(DOLLARS IN THOUSANDS)	2004		2003		2002		2001		2000	
	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS
Commercial, financial & agricultural	$ 6,144	38.22%	$5,843	57.89%	$3,419	55.29%	$2,644	53.12%	$1,924	51.83%
Real estate	3,425	55.12	1,791	33.72	1,140	31.10	1,804	32.27	1,771	31.89
Installment	675	6.66	708	8.39	822	13.61	880	14.61	913	16.28
Total	$10,244	100.00%	$8,342	100.00%	$5,381	100.00%	$5,328	100.00%	$4,608	100.00%

Non-Performing Assets

Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned. Commercial, business and installment loans are classified as non-accrual by Management upon the earlier of: (i) a determination that collection of interest is doubtful; or (ii) the time at which such loans become 90 days past due unless collateral or other circumstances reasonably assure full collection of principal and interest.

Table 16 sets forth certain information with respect to accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned.

Non-performing loans were $3.3 million at year-end 2004 compared to $4.2 million at year-end 2003. Accruing loans 90 days or more past due increased by $35 thousand from 2003 to 2004. Loans on non-accrual decreased by $936 thousand. Renegotiated loans consists of one large loan that is performing as scheduled.

Total non-performing assets as a percentage of loans and other real estate owned at year-end 2004 was .44 percent compared to .76 percent at year-end 2003 and 1.07 percent at year-end 2002.

Table 16

SUMMARY OF NON-PERFORMING ASSETS

(DOLLARS IN THOUSANDS)	DECEMBER 31,				
	2004	2003	2002	2001	2000
Accruing loans 90 days or more past due	$ 102	$ 67	$ 21	$1,008	$ 365
Loans on non-accrual	2,196	3,132	2,975	1,580	2,138
Renegotiated loans	972	1,000	1,026	0	0
Total non-performing loans	3,270	4,199	4,022	2,588	2,503
Other real estate owned	664	1,057	152	387	328
Total non-performing assets	$3,934	$5,256	$4,174	$2,975	$2,831
Loans 90 days or more past due as a percentage of loans	0.01%	0.01%	0.01%	0.26%	0.10%
Total non-performing loans as a percentage of loans	0.36%	0.61%	1.03%	0.68%	0.66%
Total non-performing assets as a percentage of loans and other real estate owned	0.44%	0.76%	1.07%	0.78%	0.75%

Details of Non-Accrual Loans

The impact of non-accrual loans on interest income the past three years is shown in Table 17. Not included in the table are loans totaling $5.2 million at December 31, 2004, as to which Management has reservations about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for loan losses and, while current, are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties. Any loans, other than those described earlier in this paragraph, which are classified for regulatory purposes as loss, doubtful, substandard or special mention, and which are not included as non-performing loans, do not (i) represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results, or (ii) represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Table 17

DETAILS OF NON-ACCRUAL LOANS

(IN THOUSANDS)	2004	2003	2002	2001	2000
Principal balance at December 31,	$2,196	$3,312	$2,975	$1,580	$2,138
Interest that would have been recorded under original terms for the years-ended December 31,	$ 169	$ 152	$ 156	$ 165	$ 154
Interest actually recorded in the financial statements for the years-ended December 31,	$ 70	$ 45	$ 121	$ 29	$ 48

Non-Interest Revenue and Non-Interest Expense

Non-interest revenue was $11.1 million in 2004, compared to $7.7 million in 2003, an increase of 44.6 percent. Excluding the Eufaula and Santa Rosa Beach Banks, securities gains, net and the gain on the sale of the credit card portfolio, non-interest revenue decreased $537 thousand, or 7.9 percent, due primarily to the decrease of $427 thousand in mortgage loan referral fees. Despite the decrease from 2003, mortgage fee income was a significant source of non-interest revenue in 2004, accounting for $1.9 million. Trust revenue of $1.8 million was the Company's second-largest single source of non-interest revenue in 2004. These two sources accounted for approximately 33.0 percent of total non-interest revenue at BancTrust in 2004. The low rate environment that has existed for several years, combined with the fact that our branch network extends across high growth markets along the Gulf Coast counties of Alabama and Florida, has presented an opportunity to increase fee revenue in the mortgage area. While refinancing activity has slowed, this branch network should provide increased opportunities for mortgage fees generated from new purchases of homes and condominiums. Management intends to continue to pursue this and additional opportunities to increase non-interest revenue.

Securities gains increased to $645 thousand in 2004 from $360 thousand in 2003. In making the decision to sell securities, Management considers the likelihood of these securities being called, the current types and rates of bonds available for reinvestment and the need to fund loan growth. In 2003 the decision was made to outsource credit card operations, and the resulting sale of the Company's credit card portfolio resulted in a one-time gain of $460 thousand.

Table 18

NON-INTEREST REVENUE

(IN THOUSANDS)	YEAR-ENDED DECEMBER 31,		
	2004	2003	2002
Non-Interest Revenue:			
Service charges on deposit accounts	$ 4,910	$3,081	$2,964
Trust revenue	1,756	1,716	1,898
Securities gains, net	645	360	873
Gain on sale of credit card portfolio		460	
Other income, charges and fees	3,752	2,035	1,556
Total	$11,063	$7,652	$7,291

One measure of profitability in the banking industry is the efficiency ratio, calculated as non-interest expense divided by net interest revenue (tax adjusted) plus non-interest revenue. The lower the ratio, the more efficient the company. The ratio can be lowered by increasing revenue or by decreasing expenses. The efficiency ratio in 2004 was 62.8 percent compared to 64.7 percent in 2003. The increase in the net interest margin in 2004 was the primary cause of the decrease in the efficiency ratio compared to 2003. Included in the calculation in 2004 was $749 thousand in intangible amortization expense compared to $0 in 2003.

Non-interest expense increased 60.1 percent in 2004 compared to 2003. Excluding the Eufaula and Santa Rosa Beach Banks, non-interest expense increased 0.2 percent. Salaries and pensions and other employee benefits costs, the largest non-interest expense category, increased 54.7 percent in 2004. Excluding the Eufaula and Santa Rosa Beach Banks, salaries and pensions and other employee benefits costs increased 4.7 percent. Higher pension plan and benefit costs and the addition of new personnel needed for the expansion of the Company accounted for most of the increase. Net occupancy expenses increased 66.3 percent in 2004 and resulted primarily from the CommerceSouth purchase. Furniture and equipment expense increased 70.0 percent in 2004 and resulted primarily from the CommerceSouth purchase. Intangible amortization was $749 thousand in 2004. The Company's goodwill qualifies for the non-amortization provisions of SFAS No. 142, and as a result no goodwill amortization expense was recorded in 2004, 2003 or 2002. Other operating expenses in 2004 increased $3.2 million, or 54.1 percent, from 2003. Excluding the Eufaula and Santa Rosa Beach Banks, other operating expense decreased 9.9 percent. In 2004 the Company consolidated two of its banks into the Mobile Bank. Duplicate operations in several areas were eliminated, and this has reduced personal and other operational costs.

Table 19

NON-INTEREST EXPENSE

(IN THOUSANDS)	YEAR-ENDED DECEMBER 31,		
	2004	2003	2002
Non-Interest Expense:			
Salaries	$13,243	$ 9,475	$ 8,458
Pension and other employee benefits	5,274	2,494	2,283
Furniture and equipment expenses	2,743	1,614	1,611
Net occupancy expenses	2,463	1,481	1,340
Intangible amortization	749	0	0
Other operating expenses	9,108	5,909	5,564
Total	$33,580	$20,973	$19,256

Income Taxes

Income tax expense from continuing operations was $4.2 million in 2004, compared to $2.3 million in 2003, and $3.0 million in 2002. The effective combined tax rate was 28.7 percent in 2004, compared to 27.6 percent in 2003 and 29.2 percent in 2002.

Inflation and Other Issues

Because the Company's assets and liabilities are essentially monetary in nature, the effect of inflation on the Company's assets is less significant compared to most commercial and industrial companies. Inflation has an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Management believes, however, that the Company's financial results are influenced more by its ability to react to changes in interest rates than by inflation.

Regulatory Issue

As Noted in the *Capital Adequacy* section on page 5 of this Annual Report and in Note 15 in the Notes to Consolidated Financial Statements, the Federal Reserve System has allowed bank holding companies to include trust preferred securities in Tier 1 capital up to a maximum of 25% of Tier 1 capital. On March 1, 2005 the Federal Reserve System issued a new rule (12 CFR Parts 208 and 225) that reduces the amount of trust preferred securities that may be included in Tier 1 capital to 25% of Tier 1 capital less goodwill and any deferred tax liability. Under this new rule, all $18.0 million of trust preferred stock currently included by the Company in its calculation of Tier 1 and total capital will continue to be included in Tier 1 and total capital. Consequently, Management does not believe this new rule will have any material adverse impact on BancTrust; however, it does to some extent limit BancTrust's ability to utilize trust preferred securities as a capital raising strategy in the future.

Except as discussed in this Management's Discussion and Analysis, Management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2004				
	FIRST	SECOND	THIRD	FOURTH	TOTAL
Interest revenue	$12,409	$12,476	$13,536	$15,407	$53,828
Interest expense	2,906	2,861	3,093	3,627	12,487
Net interest revenue	9,503	9,615	10,443	11,780	41,341
Provision for loan losses	398	588	1,268	1,763	4,017
Non-interest revenue	2,620	2,942	2,876	2,625	11,063
Non-interest expense	8,312	8,334	8,330	8,604	33,580
Income from continuing operations before income taxes	3,413	3,635	3,721	4,038	14,807
Income tax expense	914	1,131	1,193	1,009	4,247
Income from continuing operations	2,499	2,504	2,528	3,029	10,560
Income from discontinued operations before income taxes	128	145	442	(19)	696
Gain on sale of discontinued operations before income taxes	0	0	0	1,484	1,484
Total income from discontinued operations before income tax	128	145	442	1,465	2,180
Income taxes	172	54	164	1,049	1,439
Income from discontinued operations	(44)	91	278	416	741
Net income	$ 2,455	$ 2,595	$ 2,806	$ 3,445	$11,301
Basic net income per share from continuing operations	$ .23	$ .23	$ .23	$ .27	$ .96
Basic net income per share from discontinued operations	$ (.01)	$ .01	$ .03	$ .04	$ .07
Diluted net income per share from continuing operations	$ .23	$ .23	$ .22	$ .27	$ .95
Diluted net income per share from discontinued operations	$ (.01)	$ .01	$ .03	$ .04	$ .07
Basic net income per share	$ .22	$ .24	$ .26	$ .31	$ 1.03
Diluted net income per share	$ .22	$ .24	$ .25	$ .31	$ 1.02

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2003				
	FIRST	SECOND	THIRD	FOURTH	TOTAL
Interest revenue	$8,004	$7,965	$7,767	$7,655	$31,391
Interest expense	2,198	2,031	1,786	1,681	7,696
Net interest revenue	5,806	5,934	5,981	5,974	23,695
Provision for loan losses	268	639	237	938	2,082
Non-interest revenue	2,039	2,373	1,728	1,512	7,652
Non-interest expense	5,304	5,182	5,356	5,131	20,973
Income from continuing operations before income tax	2,273	2,486	2,116	1,417	8,292
Income tax expense	638	744	587	322	2,291
Income from continuing operations	1,635	1,742	1,529	1,095	6,001
Income from discontinued operations before income taxes	133	174	120	82	509
Income taxes	49	65	44	30	188
Income from discontinued operations	84	109	76	52	321
Net income	$1,719	$1,851	$1,605	$1,147	$ 6,322
Basic net income per share from continuing operations	$ .19	$ .20	$ .17	$ .12	$ .68
Basic net income per share from discontinued operations	$ .01	$ .01	$ .01	$ .01	$ .04
Diluted net income per share from continuing operations	$ .19	$ .19	$ .17	$ .12	$ .67
Diluted net income per share from discontinued operations	$ .01	$ .01	$ .01	$ .01	$ .04
Basic net income per share	$ .20	$ .21	$ .18	$ .13	$ .72
Diluted net income per share	$ .20	$ .20	$ .18	$ .13	$ .71

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item 7A is included in Item 7 at page 19 under the heading "Asset/Liability Management and Liquidity."

Item 8. Financial Statements and Supplementary Data

Management's Report on Financial Statements

The Management of BancTrust Financial Group, Inc. is responsible for the preparation, content, integrity, objectivity and reliability of the financial statements and all other financial information included in this Annual Report on Form 10-K. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, Management made judgments and estimates based upon currently available facts, events and transactions.

Management depends upon the Company's accounting system and the internal control structure to meet its responsibility for the reliability of these statements. These systems and controls are designed to provide reasonable assurance that the assets are safeguarded from material loss and that the transactions executed are in accordance with Management's authorizations and are properly recorded in the financial records. The concept of reasonable assurance recognizes that the cost of internal accounting controls should not exceed the benefits derived and that there are inherent limitations of any system of internal accounting controls.

Management is required to evaluate, and to report on its evaluation of, the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting. Management has found both the Company's disclosure controls and procedures and its internal control over financial reporting to be effective as of December 31, 2004 and Management's report on these items is included in Item 9A of this Annual Report on Form 10-K.

The independent public accounting firm of KPMG LLP has been engaged to audit the Company's financial statements and to express an opinion as to whether the Company's statements present fairly, in all material respects, the financial position, cash flows and the results of operations, all in accordance with accounting principles generally accepted in the United States of America. Their audit is conducted in conformity with auditing standards generally accepted in the United States of America and includes procedures believed by them to be sufficient to provide reasonable assurance that the financial statements are free of material misstatement. They also issue an attestation report on Management's assessment of the effectiveness of BancTrust's internal control over financial reporting.

The Audit Committee of the Board of Directors, composed of directors who meet the standards of independence set by the National Association of Securities Dealers, Inc., oversees Management's responsibility in the preparation of these statements. This committee has the responsibility to review periodically the scope, findings and opinions of the audits of the independent public accountants and internal auditors. KPMG LLP and the internal auditors have free access to the Audit Committee and also to the Board of Directors to meet independent of Management to discuss the internal control structure, accounting, auditing and other financial reporting concerns.

We believe these policies and procedures provide reasonable assurance that our operations are conducted in accordance with a high standard of business conduct and that the financial statements reflect fairly the financial position, results of operations and cash flows of the Company.

J. STEPHEN NELSON
Chairman

W. BIBB LAMAR, JR.
President and CEO

F. MICHAEL JOHNSON
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:

We have audited the accompanying consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Birmingham, Alabama
March 15, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting contained in Item 9A of this Annual Report on Form 10-K, that BancTrust Financial Group, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Birmingham, Alabama
March 15, 2005

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Condition
As of December 31, 2004 and 2003
(Dollars and Shares in Thousands)

	December 31, 2004	December 31, 2003
ASSETS:		
Cash and due from banks	$ 41,558	$ 42,054
Federal funds sold	6,000	29,333
Total cash and cash equivalents	47,558	71,387
Interest bearing deposits	414	157
Securities available for sale	151,590	186,591
Loans	905,039	689,595
Less: Unearned income	(1,348)	(793)
Allowance for loan losses	(10,244)	(8,342)
Loans, net	893,447	680,460
Premises and equipment, net	38,430	33,272
Accrued income receivable	6,028	5,030
Goodwill	41,952	41,952
Other intangible assets	4,558	5,315
Cash surrender value of life insurance	4,721	4,537
Other assets	2,524	4,516
Assets of discontinued operations	0	43,683
Total	$1,191,222	$1,076,900
LIABILITIES:		
Deposits		
Interest bearing	$ 800,276	$ 668,488
Non-interest bearing	186,628	142,657
Total deposits	986,904	811,145
Short-term borrowings	14,768	25,317
FHLB advances and long-term debt	58,500	38,500
Acquisition related payable	0	38,422
Other liabilities	8,867	9,128
Liabilities of discontinued operations	0	37,722
Total liabilities	1,069,039	960,234
SHAREHOLDERS' EQUITY:		
Preferred stock – no par value		
Shares authorized – 500		
Shares outstanding – none		
Common stock – $.01 par value		
Shares authorized – 20,000		
Shares issued – 11,277 in 2004 and 11,186 in 2003	113	112
Additional paid in capital	77,829	76,833
Accumulated other comprehensive income, net	501	1,569
Deferred compensation payable in common stock	864	955
Retained earnings	46,148	40,560
Less:		
Treasury stock, at cost 256 shares in 2004 and 2003	(2,408)	(2,408)
Common stock held in grantor trust, 49 shares in 2004 and 37 shares in 2003	(864)	(955)
Total shareholders' equity	122,183	116,666
Total	$1,191,222	$1,076,900

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.

Consolidated Statements of Income
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars and Shares in Thousands, Except Per Share Amounts)

	Year Ended December 31,		
	2004	2003	2002
INTEREST REVENUE:			
Loans	$46,933	$24,509	$25,646
Investment securities – taxable	4,314	4,331	5,724
Investment securities – non-taxable	2,480	2,428	2,465
Federal funds sold	95	122	291
Interest bearing deposits	6	1	33
Total interest revenue	53,828	31,391	34,159
INTEREST EXPENSE:			
Deposits	10,543	7,279	10,684
FHLB advances and long-term debt	1,630	356	330
Short-term borrowings	314	61	91
Total interest expense	12,487	7,696	11,105
Net interest revenue	41,341	23,695	23,054
Provision for loan losses	4,017	2,082	910
Net interest revenue after provision for loan losses	37,324	21,613	22,144
NON-INTEREST REVENUE:			
Service charges on deposit accounts	4,910	3,081	2,964
Trust revenue	1,756	1,716	1,898
Securities gains, net	645	360	873
Gain on sale of credit card portfolio	0	460	0
Other income, charges and fees	3,752	2,035	1,556
Total non-interest revenue	11,063	7,652	7,291
NON-INTEREST EXPENSE:			
Salaries	13,243	9,475	8,458
Pensions and other employee benefits	5,274	2,494	2,283
Furniture and equipment expense	2,743	1,614	1,611
Net occupancy expense	2,463	1,481	1,340
Intangible amortization	749	0	0
Other expense	9,108	5,909	5,564
Total non-interest expense	33,580	20,973	19,256
Income from continuing operations before income taxes	14,807	8,292	10,179
Income tax expense	4,247	2,291	2,971
Income from continuing operations	10,560	6,001	7,208
Income from discontinued operations before income taxes (including gain on sale of discontinued operations of $1,484)	2,180	509	182
Income taxes expense	1,439	188	67
Income from discontinued operations	741	321	115
Net income	$11,301	$ 6,322	$ 7,323
Basic net income per share from continuing operations	$ .96	$ .68	$ .84
Basic net income per share from discontinued operations	$ .07	$ .04	$ .01
Diluted net income per share from continuing operations	$ .95	$ .67	$ .83
Diluted net income per share from discontinued operations	$ .07	$ .04	$ .01
Basic earnings per share	$ 1.03	$ .72	$ .85
Diluted earnings per share	$ 1.02	$ .71	$ .84
Weighted average shares outstanding – basic	10,981	8,754	8,658
Weighted average shares outstanding – diluted	11,074	8,888	8,696

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars and Shares in Thousands, Except Per Share Amounts)

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income, Net	Deferred Compensation Payable in Common Stock	Retained Earnings	Treasury Stock	Common Stock Held in Grantor Trust	Total
	Shares Issued	Amount							
Balance, December 31, 2001	8,592	$ 86	$37,828	$ 880		$35,614	$ (494)		$ 73,914
Comprehensive income:									
Net income						7,323			7,323
Minimum pension liability adjustment, net of taxes				(581)					(581)
Net change in fair values of securities available for sale, net of taxes				2,186					2,186
Total comprehensive income									8,928
Dividends declared ($.48 per share)						(4,149)			(4,149)
Common stock options exercised	8		71						71
Common stock issued in business combination	385	4	4,050						4,054
Treasury stock purchased – 194 share							(1,914)		(1,914)
Balance, December 31, 2002	8,985	90	41,949	2,485		38,788	(2,408)		80,904
Comprehensive income:									
Net income						6,322			6,322
Minimum pension liability adjustment, net of taxes				161					161
Net change in fair values of securities available for sale, net of taxes				(1,077)					(1,077)
Total comprehensive income									5,406
Dividends declared ($.52 per share)						(4,550)			(4,550)
Common stock options exercised	45		387						387
Common stock issued in business combination	2,156	22	34,497		955			(955)	34,519
Balance, December 31, 2003	11,186	112	76,833	1,569	955	40,560	(2,408)	(955)	116,666
Comprehensive income:									
Net income						11,301			11,301
Minimum pension liability adjustment, net of taxes				63					63
Net change in fair values of securities available for sale, net of taxes				(1,131)					(1,131)
Total comprehensive income									10,233
Dividends declared ($.52 per share)						(5,713)			(5,713)
Purchase of deferred compensation treasury shares					190			(190)	0
Deferred compensation paid in common stock held in grantor trust					(281)			281	0
Shares issued to dividend reinvestment plan	5		108						108
Common stock options exercised	86	1	888		0			$ 0	889
Balance, December 31, 2004	11,277	$113	$77,829	$ 501	$ 864	$46,148	$(2,408)	$(864)	$122,183

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars and Shares in Thousands, Except Per Share Amounts)

	Year Ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES:			
Net income from continuing operations	$ 10,560	$ 6,001	$ 7,208
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	3,954	2,496	1,702
Provision for loan losses	4,017	2,082	910
Securities gains, net	(645)	(360)	(873)
Increase in cash surrender value of life insurance	(184)	0	0
Loss on sales of other real estate owned	31	0	0
Gain on sale of credit card portfolio	0	(460)	0
Deferred income tax provision (benefit)	(665)	(473)	234
Increase (decrease) in operating assets, net of effect of business acquisition:			
Accrued income receivable	(998)	500	794
Other assets	508	(2,229)	(1,566)
Increase (decrease) in operating liabilities, net of effect of business acquisition	1,874	2,598	626
Net cash provided by operating activities	18,452	10,155	9,035
INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	(257)	526	950
Net increase in loans	(217,221)	(31,497)	(8,826)
Purchases of premises and equipment, net	(7,735)	(2,112)	(1,972)
Proceeds from sales of other real estate owned	610	128	337
Proceeds from maturities of securities available for sale	53,766	73,679	69,299
Proceeds from sales of securities available for sale	46,496	28,189	34,751
Purchases of securities available for sale	(66,714)	(78,411)	(131,515)
Cash paid to acquisition shareholders	(38,422)	0	0
Net cash acquired in business combination	0	9,266	0
Net cash used in investing activities	(229,477)	(232)	(36,976)
FINANCING ACTIVITIES:			
Net increase in deposits	175,759	8,447	23,261
Net increase (decrease) in short-term borrowings	(10,549)	(2,607)	3,964
Proceeds from FHLB advances	16,500	10,000	0
Payment on FHLB advances	(6,500)	(2,000)	0
Proceeds from issuance of long-term debt	10,000	18,000	0
Dividends paid	(5,605)	(4,550)	(4,149)
Purchases of treasury stock	0	0	(1,914)
Proceeds from issuance of common stock	889	387	71
Net cash provided by financing activities	180,494	27,677	21,233
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	6,702	189	(1,563)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,829)	37,789	(8,271)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	71,387	33,598	41,869
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 47,558	$ 71,387	$ 33,598

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION – The accompanying consolidated financial statements include the accounts of BancTrust Financial Group, Inc. (the "Company" or "BancTrust") and its wholly-owned subsidiaries, BankTrust (the "Mobile Bank"), Sweet Water State Bank (the "Sweet Water Bank"), BankTrust of Alabama (the "Eufaula Bank") and BankTrust, Florida (the "Santa Rosa Beach Bank" and collectively, with the banks listed above, the "Banks"), and BancTrust Company, Inc. (the "Trust Company"). All significant intercompany accounts and transactions are eliminated. The Banks are engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in commercial, installment and real estate loans and investment securities in South Alabama and Northwest Florida. The Banks also offer a range of other commercial bank services including investment products. The Trust Company offers trust services.

BASIS OF FINANCIAL STATEMENT PRESENTATION – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. All dollars and shares are in thousands except per share amounts. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

A substantial portion of the Company's loans are secured by real estate in South Alabama and Northwest Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in these areas. Management believes that the allowance for losses on loans is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are generally sold for one day periods.

Supplemental disclosures of cash flow information for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Cash paid for:			
Interest	$12,501	$ 8,792	$12,196
Income taxes	5,081	2,126	3,095
Non-cash transactions:			
Transfer of loans to other real estate owned	217	1,187	641
Fair value of assets acquired	0	379,758	39,967
Capital stock issued to acquire assets	0	34,519	4,054
Liabilities assumed	0	345,239	35,913

SECURITIES AVAILABLE FOR SALE – Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities available for sale may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets.

LOANS AND INTEREST INCOME – Loans are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans.

Interest on commercial and real estate loans is accrued and credited to income based on the principal amount outstanding. Interest on installment loans is recognized using the interest method.

The accrual of interest on loans is discontinued when, in the opinion of Management, there is an indication that the borrower may be unable to meet contractual payments as they become due. Generally, loans 90 days and over past due are placed on non- accrual unless there is sufficient collateral to assure collectibility of principal and interest and the loan is in the process of collection. Upon such discontinuance, all unpaid accrued interest is reversed against current income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

ALLOWANCE FOR LOAN LOSSES – The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. BancTrust's determination of its allowance for loan losses is determined in accordance with Statements of Financial Accounting Standards Nos. 114 and 5. The amount of the allowance for loan losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management's judgment, deserve current recognition in estimating loan losses.

A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio the Banks determine estimated amounts of loss based on several factors, including historical loss experience, management's judgement of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment including collateral and regulatory guidelines. This determination also considers the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows discounted at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans that are not individually evaluated. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios, and such other factors which, in Management's judgement, deserve current recognition in estimating inherent loan losses. The

(Dollars and Shares in Thousands, Except Per Share Amounts)

methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

PREMISES AND EQUIPMENT – Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or terms of the leases as applicable. The Company periodically evaluates whether events have occurred that indicate that premises and equipment have been impaired. Measurement of any impact of such impairment is based on those assets' fair values. There were no impairment losses recorded in 2004, 2003 or 2002.

OTHER REAL ESTATE OWNED – Other real estate owned is carried at the lower of the recorded investment in the loan or fair value, as determined by Management, less costs to dispose. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of foreclosure. A provision is charged to earnings and a related valuation account for subsequent losses on other real estate owned is established when, in the opinion of Management, such losses have occurred. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate. The ability to accomplish such sales is subject to market conditions and other factors, all of which are beyond the Company's control. The recognition of sales and sales gains is dependent upon whether the nature and term of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If not met, sale and gain recognition would be deferred.

INCOME TAXES – The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INTANGIBLE ASSETS – Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Measurement of any impairment of such assets is based on the asset's fair value, with the resulting charge recorded as a loss. There were no significant impairment losses recorded in 2004, 2003 or 2002. Core deposit intangible assets are amortized over seven years using the straight-line method.

TREASURY STOCK – Treasury stock repurchases and sales are accounted for using the cost method.

TRUST COMPANY ASSETS AND INCOME – Assets held by the Trust Company in a fiduciary capacity for customers are not included in the consolidated financial statements. Fiduciary fees on trust accounts are recognized on the accrual basis.

STOCK OPTIONS – The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized. The Company has two incentive stock option plans, the South Alabama Bancorporation 1993 Incentive Compensation Plan (the "1993 Plan"), and the South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan (the "2001 Plan"). The 1993 Plan was terminated in 2001 upon the adoption of the 2001 Plan. The remaining granted and outstanding options under the 1993 Plan are convertible into common shares of the Company. At December 31, 2004, options for 219 shares were granted and outstanding under the 1993 Plan.

(Dollars and Shares in Thousands, Except Per Share Amounts)

The Company may grant options for up to 250 shares to employees and directors under the 2001 Plan and has granted options of 107 shares under the 2001 Plan through December 31, 2004, of which 103 shares are outstanding. Under the 1993 and 2001 Plans, the option exercise price equals the stock's market price at the date of grant. The options vest one year after date of issuance and expire after 10 years.

Had compensation costs for these plans been determined consistent with SFAS No. 123 "Accounting for Stock Based Compensation" the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2004	2003	2002
Net income as reported	$11,301	$6,322	$7,323
Compensation expense, net of applicable taxes	(157)	(17)	(29)
Pro forma net income	$11,144	$6,305	$7,294
Earnings per share:			
As reported			
Basic	$ 1.03	$ .72	$ .85
Diluted	1.02	.71	.84
Pro forma			
Basic	$ 1.01	$ .72	$ .84
Diluted	1.01	.71	.84

A summary of the status of the Company's stock option plans at December 31, 2004, 2003, and 2002 and the changes during the years then ended is as follows:

	2004		2003		2002	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	314	$11.61	360	$11.77	360	$10.77
Granted	94	17.19	5	11.68	8	9.95
Exercised	(86)	10.39	(45)	8.66	(8)	8.67
Forfeited	(0)	N/A	(6)	8.66	0	N/A
Outstanding at end of year	322	13.56	314	11.61	360	11.77
Exercisable at end of year	228	12.07	309	11.61	352	11.54
Weighted average fair value of the options granted		$ 4.92		$ 3.45		$ 3.41

At December 31, 2004, 150 of the 322 options had exercise prices between $8.67 and $11.91 with a weighted average exercise price of $10.00 and an average remaining contractual life of 3.34 years. 167 of these options had exercise prices between $13.75 and $17.20 with a weighted average exercise price of $16.51 and an average remaining contractual life of 6.79 years. The remaining 5 options outstanding at December 31, 2004 consist of options with an exercise price of $22.19 and an average remaining contractual life of 3.55 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002, respectively; risk-free interest rates of 3.62%, 2.94%, and 2.89%; expected dividend yields of 2.9%, 4.5%, and 4.4%; expected lives of 5 years in 2004, 2003 and 2002; and expected volatility of 40%, 43%, and 56%, respectively.

(Dollars and Shares in Thousands, Except Per Share Amounts)**

RECLASSIFICATIONS – Certain reclassifications of 2003 and 2002 balances have been made to conform with classifications used in 2004.

RECENT ACCOUNTING PRONOUNCEMENTS – In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 is an Interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities (VIEs). This Interpretation is based on the concept that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the Interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds the majority of the variable interests is considered the primary beneficiary and would consolidate the VIE. In addition to the primary beneficiary, an enterprise that holds a significant variable interest in a VIE is required to make certain interim and annual disclosures.

The Interpretation was effective immediately for all enterprises with variable interest in VIEs created after January 31, 2003. A public company with variable interest in a VIE created before February 1, 2003 was required to apply the provisions of this Interpretation for the first interim or annual reporting period ending after December 15, 2003; however, early adoption was permitted. Effective December 29, 2003, the Company adopted the Interpretation. The effect of adoption of the Interpretation did not have a material impact on the Company's consolidated financial statements.

On December 24, 2003, the FASB issued a revision of FIN 46 (FIN46(R)), which replaced the Interpretation issued in January 2003. The revised Interpretation clarifies some of the provisions of FIN 46 and provides additional exemptions for certain entities. Under the provisions of FIN 46(R), the Company is permitted to continue the application of FIN 46 until the reporting period ending March 31, 2004, at which time the Company will adopt the provisions of FIN 46(R).

The adoption of FIN 46(R) did not have a material impact on the Company's consolidated financial position or results of operations.

In October 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Accounting Position (SOP) 03-03, which addresses accounting for differences between contractual cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP would apply to loans originated by the Company and would limit the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company adopted this SOP and its effect on the consolidated financial statements was not material.

(Dollars and Shares in Thousands, Except Per Share Amounts)

During the first quarter of 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, "Loan Commitments Accounted for as Derivative Instruments". This SAB addresses the accounting for loan commitments entered into after March 31, 2004, and certain disclosure requirements relevant in the context of mortgage banking activities. Management has analyzed the effects of SAB 105, which were not material to the Company's operations or financial position.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-01, "Meaning of Other Than Temporary Impairment" (Issue 03-01). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and cost method investments and provided for additional disclosures. In September 2004, the FASB approved a Staff Position to delay the requirement to record impairment losses under Issue 03-01. The approved delay will apply to all securities within the scope of Issue 03-01 and is expected to end when new guidance is issued and comes into effect. The Staff Position did not affect the disclosure requirements of Issue 03-01. The Company has provided the expanded disclosures in Note 4 and will continue to monitor changes to Issue 03-01. The Company does not consider it, or the related Staff Position, to have a material impact on the Company's financial position or results of operations.

On December 16, 2004, the FASB published SFAS No. 123(R), "Share-Based Payment". This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. It will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This Statement is the result of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. In addition to the accounting standard that sets forth the financial reporting objectives and related accounting principles, SFAS No. 123(R) includes an appendix of implementation guidance that provides expanded guidance on measuring the fair value of share-based payment awards. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under Opinion 25, many investors and other users of financial statements said that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. The Company will adopt SFAS No. 123(R) as prescribed. The effect of this statement on the consolidated financial statements is not expected to be material.

Note 2. Business Combinations and Disposition

On December 30, 2003, CommerceSouth, Inc., the parent company of CommerceSouth Bank Alabama (now BankTrust of Alabama and referred to herein as the "Eufaula Bank") and CommerceSouth Bank Florida (now BankTrust and referred to herein as the "Santa Rosa Beach Bank"), was merged into the Company. The Company acquired 100 percent of the outstanding stock, which was all voting stock, of the Eufaula Bank and the

(Dollars and Shares in Thousands, Except Per Share Amounts)

Santa Rosa Beach Bank. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of the Eufaula Bank and the Santa Rosa Beach Bank have been included in the consolidated results of the Company from December 30, 2003. The Eufaula Bank had total assets of $184,227 at December 31, 2003, and the Santa Rosa Beach Bank had total assets of $190,494 at December 31, 2003. The Eufaula Bank has five locations in central and southeastern Alabama, and the Santa Rosa Beach Bank has eight branches in the Florida panhandle. The Company's Board of Directors viewed the acquisition of CommerceSouth, Inc. as an opportunity to achieve economies of scale by reason of its larger size, enhanced competitive position, and expanded market area. In determining the price, the Company considered the following: (1) anticipated effect of the merger on the Company's earnings per share; (2) anticipated effect on the Company's book value per share; (3) the complementary nature of CommerceSouth, Inc's. retail branch network with the Company's existing operations; and (4) enhanced opportunities for growth. The purchase price was $73,441 and was settled with 2,156 shares of the Company's common stock, 40 common stock options valued at $220 using the Black-Scholes pricing model and cash of $38,922, of which $38,422 is reflected as acquisition related payable in the accompanying 2003 statement of condition. The cash amount includes transaction costs of approximately $500. Each share issued was valued at $15.908 which was the average price at which the shares were trading during the period of twenty consecutive trading days ending on the trading day which preceded by two trading days the effective time of the merger. As a result of the purchase, the Company recorded goodwill of $37,970 and a core deposit intangible asset of $5,241.

On April 16, 2002, Gulf Coast Community Bancshares, Inc., the parent company of Bank Trust of Florida, was merged into the Company. The Company acquired 100 percent of the outstanding stock, which was all voting stock, of Wewahitchka State Bank. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of Wewahitchka State Bank have been included in the consolidated results of the Company from April 16, 2002. Wewahitchka State Bank has three locations in the Florida panhandle. The Company's Board of Directors viewed the acquisition of Wewahitchka State Bank as an opportunity to acquire a franchise in the northwest Florida market. In determining the price, the Company considered the following: (1) anticipated effect of the merger on the Company's earnings per share, (2) anticipated effect on the Company's book value per share, (3) the value to the Company of a presence in the Florida panhandle, and (4) alternative methods of entering the Florida panhandle and cost of those methods. The purchase price was $4,054 and was settled with 385 shares of the Company's common stock. Each share issued was valued a $10.76 which was the average price at which the shares were trading during the period of twenty consecutive trading days ending on the trading day which preceded by two days the effective time of the merger. As a result of the purchase, the Company recorded goodwill of $1,799 and a core deposit intangible asset of $88.

Assuming the December 30, 2003 acquisition of CommerceSouth, Inc. had occurred on January 1, 2003, the consolidated result of operations on a pro forma basis for the year ended December 31, 2003 would have been as follows:

	Year ended December 31, 2003
Net interest income from continuing operations	$34,469
Net income from continuing operations	7,153
Net income per share from continuing operations – basic	$ .66
Net income per share from continuing operations – diluted	.65

(Dollars and Shares in Thousands, Except Per Share Amounts)

Sale of BankTrust of Florida

On October 15, 2004, BancTrust sold all of the stock of the Wewahitchka Bank for $7.5 million. The Wewahitchka Bank represented total assets of approximately $43.7 million and total deposits of approximately $37.5 million at December 31, 2003. The Company recorded a gross gain on the sale of $1.5 million. The operations of the Wewahitchka Bank have been accounted for as discontinued operations for all periods presented in accordance with FASB 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

Note 3. Restrictions On Cash and Due From Bank Accounts

The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average of those reserve balances for the years ended December 31, 2004 and 2003 was approximately $14,008 and $5,047, respectively.

Note 4. Securities Available for Sale

The following summary sets forth the amortized cost amounts and the corresponding market values of investment securities available for sale at December 31, 2004 and 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2004:				
U.S. Treasury securities	$ 300	$ 7	$ 0	$ 307
Obligations of U.S. Government sponsored enterprises	86,666	264	615	86,315
Obligations of states and political subdivisions	53,760	1,768	77	55,451
Federal Home Loan Bank Stock	3,687	0	0	3,687
Other investments	5,802	73	45	5,830
Total	$150,215	$2,112	$737	$151,590

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003:				
U.S. Treasury securities	$ 4,080	$ 16	$ 0	$ 4,096
Obligations of U.S. Government sponsored enterprises	98,068	806	569	98,305
Obligations of states and political subdivisions	71,048	2,729	31	73,746
Federal Home Loan Bank Stock	2,270	0	0	2,270
Other investments	7,912	263	1	8,174
Total	$183,378	$3,814	$601	$186,591

Securities available for sale with a carrying value of approximately $96,250 and $82,006 at December 31, 2004 and 2003, respectively, were pledged to secure deposits of public funds and trust deposits. Additionally, securities available for sale with a carrying value of approximately $7,423 and $7,448 at December 31, 2004 and 2003, respectively, were pledged to secure repurchase agreements.

Proceeds from the sales of securities available for sale were $46,496 in 2004, $28,189 in 2003 and $34,751 in 2002. Gross realized gains on the sale of these securities were $698 in 2004, $389 in 2003 and $875 in 2002, and gross realized losses were $53 in 2004, $29 in 2003 and $2 in 2002.

(Dollars and Shares in Thousands, Except Per Share Amounts)

Maturities of securities available for sale as of December 31, 2004, are as follows:

	Amortized Cost	Fair Value
Due in 1 year or less	$ 2,553	$ 2,555
Due in 1 to 5 years	36,450	36,721
Due in 5 to 10 years	30,992	31,428
Due in over 10 years	31,076	31,724
Mortgage backed securities	49,144	49,162
Total	$150,215	$151,590

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than 12 months		12 Months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government sponsored enterprises	$44,389	$228	$21,045	$387	$65,434	$615
Obligations of states and political subdivisions	9,411	57	1,765	20	11,176	77
Other investments	2,003	45	0	0	2,003	45
Total	$55,803	$330	$22,810	$407	$78,613	$737

At December 31, 2004, the Company had 101 investment securities that were in an unrealized loss position or impaired for the less than 12 months' timeframe and 25 investments securities in an unrealized loss position or impaired for the more than 12 months' time frame. All of these investment securities' impairments are deemed by Management to be temporary. The majority of these securities are backed by 1-4 family mortgages. These securities have fluctuated with the changes in market interest rates on home mortgages. The securities not backed by 1-4 family mortgages have changed due to current market conditions, and not due to credit concerns related to the issuers of the securities. The Company does not expect any other-than-temporary impairments to develop related to these investment securities.

Note 5. Loans

A summary of loans follows:

	December 31,	
	2004	2003
Commercial, financial and agricultural	$345,942	$399,192
Real estate – construction	194,865	59,316
Real estate – mortgage	303,999	173,248
Consumer, installment and single pay	60,233	57,839
Total	$905,039	$689,595

(Dollars and Shares in Thousands, Except Per Share Amounts)

In the normal course of business, the Banks make loans to directors, executive officers, significant shareholders and their affiliates (related parties). Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and in Management's opinion do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $46,795 at December 31, 2004, and $42,693 at December 31, 2003. During 2004, $61,210 of new loans and advances were made, and principal repayments totaled $47,459. Changes in parties designated as related parties resulted in a net decrease in related party loans of $9,649 from December 31, 2003 to December 31, 2004. Outstanding commitments to extend credit to related parties totaled $22,179 at December 31, 2004.

At December 31, 2004 and 2003, non-accrual loans totaled $2,196 and $3,132, respectively. The amount of interest income that would have been recorded during 2004, 2003 and 2002, if these non-accrual loans had been current in accordance with their original terms, was $169, $152 and $156, respectively. The amount of interest income actually recognized on these loans during 2004, 2003 and 2002 was $70, $45 and $121, respectively.

At December 31, 2004 and 2003, the recorded investments in loans that were considered to be impaired under SFAS No. 114 were $2,196 and $3,132, respectively (all of which were carried on a non-accrual basis). Included in this amount is $2,175 in 2004 and $3,044 in 2003 of impaired loans for which the related allowance for loan losses is $795 in 2004 and $814 in 2003. The amounts of impaired loans that did not have specific allowances for loan losses were $21 in 2004 and $88 in 2003. The average recorded investment amounts in impaired loans during the years ended December 31, 2004 and 2003, were approximately $2,390 and $2,458, respectively.

Loans include loans held for sale of $1,942 at December 31, 2004 and $3,201 at December 31, 2003 and are accounted for at the lower of cost or market in the aggregate.

Note 6. Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
Balance at the beginning of year	$ 8,342	$ 5,381	$ 5,328
Balance of acquired banks	0	3,424	0
Provision charged to operating expense	4,017	2,082	910
Losses charged off	(2,390)	(2,849)	(1,153)
Recoveries	275	304	296
Balance at the end of the year	$10,244	$ 8,342	$ 5,381

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 7. Premises and Equipment

Premises and equipment are summarized as follows:

	Estimated Lives	December 31, 2004	December 31, 2003
Land and land improvements		$11,873	$10,208
Bank buildings and improvements	40 years	24,586	21,082
Furniture, fixtures and equipment	3-10 years	15,698	13,876
Leasehold improvements	Lesser of lease period or estimated useful life	2,439	2,477
Total		54,596	47,643
Less accumulated depreciation and amortization		16,166	14,371
Premises and equipment – net		$38,430	$33,272

The provision for depreciation and amortization charged to operating expense in 2004, 2003, and 2002 amounted to $2,577, $1,405 and $1,466, respectively.

Note 8. Goodwill and Intangible Assets

The following details the changes in the carrying amount of goodwill and information related to other intangible assets for 2004 and 2003:

	Mobile	Eufaula	Santa Rosa Beach	Total
Balance at December 31, 2002	$3,981	$ 0	$ 0	$ 3,981
Goodwill acquired at December 30, 2003	0	20,085	17,886	37,971
Balance at December 31, 2003	3,981	20,085	17,886	41,952
Balance at December 31, 2004	$3,981	$20,085	$17,886	$41,952

The Company's intangible assets subject to amortization were $4,492 at December 31, 2004 and $5,241 at December 31, 2003 with an original cost of $5,341 at both December 31, 2004 and 2003 and with accumulated amortization of $749 at December 31, 2004 and $0 at December 31, 2003. Amortization expense for core deposit intangible assets for the years ended December 31, 2004 and 2003 was $749 and $0, respectively. Such intangible assets are amortized over 7 years. Estimated amortization expense related to other intangible assets for the next five years is $749 per year for the years 2005 through 2009.

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 9. Deposits

The following summary presents the detail of interest bearing deposits:

	December 31, 2004	December 31, 2003
Interest bearing checking accounts	$139,667	$117,269
Savings accounts	130,826	83,221
Money market savings accounts	108,167	94,516
Time deposits ($100 or more)	221,296	174,103
Other time deposits	200,320	199,379
Total	$800,276	$668,488

The following summary presents the detail of interest expense on deposits:

	Year Ended December 31, 2004	2003	2002
Interest bearing checking accounts	$ 721	$ 627	$ 1,024
Savings accounts	1,063	319	574
Money market savings accounts	1,023	436	894
Time deposits ($100 or more)	3,738	2,782	3,213
Other time deposits	3,998	3,115	4,979
Total	$10,543	$7,279	$10,684

The following table reflects maturities of time deposits at December 31, 2004:

	Less than 1 year	1 to 5 years	5 to 10 years	Total
$100 or more	$187,427	$33,869	$ 0	$221,296
Other time deposits	157,107	42,566	647	200,320
Total	$344,534	$76,435	$647	$421,616

Note 10. Short-Term Borrowings

Following is a summary of short-term borrowings:

	December 31, 2004	December 31, 2003
Federal funds purchased	$ 7,345	$13,905
Securities sold under agreement to repurchase	7,423	7,448
Other short-term borrowings	0	3,964
Total	$14,768	$25,317
Weighted average interest rate at year-end	1.68%	.91%
Weighted average interest rate on amounts outstanding during the year (based on average of daily balances)	1.53%	.72%

(Dollars and Shares in Thousands, Except Per Share Amounts)

Information concerning securities sold under agreement to repurchase summarized as follows:

	2004	2003	2002
Average balance during the year	$ 6,629	$6,994	$6,836
Average interest rate during the year	.68%	.51%	.94%
Maximum month-end balances during the year	$10,203	$9,375	$9,981

Federal funds purchased and securities sold under agreements to repurchase generally represented overnight borrowing transactions. Other short-term borrowings consist of demand notes owed to the U.S. Treasury.

In 2004 and 2003, federal funds purchased had average balances of $11,156 and $949, respectively, maximum month end balances of $21,986 and $13,905, respectively, and average interest rates during the year of 1.92% and 1.90%, respectively. At December 31, 2004 and 2003, federal funds purchased had interest rates of 2.62% and 1.25%, respectively. Federal funds purchased activity was not material in 2002.

At December 31, 2004 and 2003, securities sold under agreements to repurchase had interest rates of 0.75 percent and 0.50 percent, respectively. Included in the balances of securities sold under agreements to repurchase at December 31, 2004 and 2003, were repurchase agreements to related parties of $2,102 and $2,532, respectively.

Note 11. Federal Home Loan Bank Advances and Long-Term Debt

Federal Home Loan Bank (FHLB) borrowings are summarized as follows:

	December 31,		
	2004	2003	2002
Balance at the end of the year	$30,500	$20,500	$6,000
Average balance during the year	22,136	12,473	6,000
Maximum month-end balances during the year	30,500	20,500	6,000
Daily weighted average interest rate during the year	2.57%	2.81%	5.67%
Weighted average interest rate at year-end	2.72%	2.12%	5.67%

Information concerning rates, call dates and maturity dates at December 31, 2004 are as follows:

	Amount	Interest Rate	Call Date
FHLB Advance due March 6, 2006	$10,000	1.77%	callable quarterly
FHLB Advance due November 2, 2009	10,000	2.76	11/02/2006 (quarterly thereafter)
FHLB Advance due October 24, 2005	6,500	2.28	not callable
FHLB Advance due November 10, 2005	2,000	5.90	callable quarterly
FHLB Advance due June 23, 2008	2,000	5.51%	callable quarterly
Total	$30,500		

Of the outstanding FHLB advances at December 31, 2004, $20.5 million had fixed interest rates and $10.0 million had a variable interest rate that reprices quarterly. The FHLB advances are secured by the borrowing bank's investment in FHLB stock, which totaled $3,687 and $2,270 at December 31, 2004 and 2003, respectively, and also

(Dollars and Shares in Thousands, Except Per Share Amounts)

by a blanket floating lien on portions of the borrowing bank's 1 to 4 family residential mortgage loan portfolio which totaled approximately $118,036. The FHLB advances require quarterly interest payments. If called prior to maturity, replacement funding will be offered by the FHLB at the then current rate.

The Company created a business trust to issue trust preferred securities to finance a portion of the purchase of CommerceSouth, Inc. This trust is not consolidated pursuant to Fin 46 and the trust's sole asset is a loan from the Company in the amount of $18,000. The payable to trust matures in 2033 and requires quarterly interest payments. This payable has a floating rate based on three month LIBOR plus 2.90%. The Company does not have the option to repay any part of this payable until 2008. This loan has covenants generally associated with such borrowings which the Company was in compliance with at December 31, 2004. The payable to trust is summarized as follows:

	December 31, 2004	December 31, 2003
Balance at the end of the year	$18,000	$18,000
Average balance during the year	18,000	148
Maximum month-end balances during the year	18,000	18,000
Daily weighted average interest rate during the year	4.47%	4.07%
Weighted average interest rate at year-end	5.40%	4.07%

Other long-term debt consists of a loan from an unrelated bank to the Company. This loan was obtained in January of 2004 to finance a portion of the purchase of CommerceSouth, Inc. This loan is secured by a portion of BancTrust's stock of the Mobile Bank. This loan matures in 2008, requires monthly interest payments and has a floating rate based on LIBOR plus 1.10%. The Company has the option to repay any part of the principal at any time without penalty. This loan does not require principal payments until the end of the third year, at which time the remaining principal must be amortized over the remaining life of the loan. This loan has covenants generally associated with such borrowings which the Company was in compliance with at December 31, 2004. This loan is summarized as follows:

	December 31, 2004
Balance at the end of the year	$10,000
Average balance during the year	9,891
Maximum month-end balances during the year	10,000
Daily weighted-average interest rate during the year	2.59%
Weighted-average interest rate at year-end	3.39%

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 12. Accounting for Income Taxes

The components of income tax expense from continuing operations are as follows:

	Year Ended December 31,		
	2004	2003	2002
Current income tax expense:			
Federal	$4,495	$2,376	$2,340
State	417	388	397
Total current income tax expense	4,912	2,764	2,737
Deferred income tax expense (benefit):			
Federal	(558)	(405)	207
State	(107)	(68)	27
Total deferred income tax expense (benefit)	(665)	(473)	234
Total income tax expense	$4,247	$2,291	$2,971

The components of income tax expense from discontinued operations are as follows:

	Year Ended December 31,		
	2004	2003	2002
Current income tax expense:			
Federal	$1,218	$119	$ (86)
State	210	20	(11)
Total current income tax expense (benefit)	1,428	139	(97)
Deferred income tax expense:			
Federal	9	41	138
State	2	8	26
Total deferred income tax expense	11	49	164
Total income tax expense	$1,439	$188	$ 67

Total income tax expense from continuing operations differed from the amount computed using the applicable statutory Federal income tax rate of 34 percent applied to pretax income for the following reasons:

	Year Ended December 31,		
	2004	2003	2002
Income tax expense at statutory rate	$5,034	$2,819	$3,461
Increase (decrease) resulting from:			
Tax exempt interest	(940)	(872)	(879)
Reduced interest deduction on debt used to carry tax-exempt securities	39	46	67
State income tax, net of federal benefit	215	212	286
Other, net	(101)	86	36
Total	$4,247	$2,291	$2,971
Effective tax rate	28.7%	27.6%	29.2%

(Dollars and Shares in Thousands, Except Per Share Amounts)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2004 and 2003 are presented below:

	December 31,	
	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 3,843	$ 3,128
Deferred compensation	816	896
Accrued pension cost	214	252
Other	478	396
Total deferred tax assets	5,351	4,672
Deferred tax liabilities:		
Unrealized gain on securities available for sale	(515)	(1,184)
Core deposit intangibles	(1,684)	(1,965)
Differences between book and tax basis of property	(2,376)	(1,855)
Investment securities acquired in business combination	(379)	(577)
Other	(137)	(127)
Total deferred tax liabilities	(5,091)	(5,708)
Net deferred tax asset (liability)	$ 260	$(1,036)

There was no valuation allowance during either 2004 or 2003 as a result of the substantial amount of income taxes paid in prior years. Management believes that is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Note 13. Retirement Plans

PENSION PLAN – BancTrust maintains a pension plan which generally provides for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest five consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. The pension plan was frozen as of January 1, 2003, meaning that no new hires after that date will participate in the plan.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation	
	2004	2003
Balance at beginning of year	$ 9,330	$9,052
Service cost	549	524
Interest cost	586	600
Benefits paid	(275)	(625)
Actuarial (gain) loss	121	(221)
Balance, end of year	$10,311	$9,330

(Dollars and Shares in Thousands, Except Per Share Amounts)

	Plan Assets	
	2004	2003
Balance at beginning of year	$6,100	$5,480
Return on plan assets	644	847
Employer contribution	941	398
Benefits paid	(275)	(625)
Balance, end of year	$7,410	$6,100

The net pension liability recognized in the consolidated statements of condition was as follows:

	2004	2003
Funded status	$(2,901)	$(3,229)
Unrecognized transition obligation	26	26
Unrecognized prior service cost	41	48
Unrecognized net loss	2,132	2,296
Net pension liability recognized	$ (702)	$ (859)

The accumulated benefit obligation for the pension plan was $8,750 and $7,706 at December 31, 2004 and 2003, respectively.

Amounts recognized in the 2004 and 2003 consolidated statement of condition were as follows:

	2004	2003
Accrued pension liability	$(1,340)	$(1,605)
Intangible asset	67	74
Accumulated other comprehensive income	571	672
Net amount recognized	$ (702)	$ (859)

Components of the plan's net cost were as follows:

	2004	2003	2002
Service cost	$ 549	$ 525	$ 511
Interest cost	586	600	528
Expected return on plan assets	(499)	(558)	(624)
Net amortization	8	7	9
Recognized net loss	140	92	0
Net pension cost	$ 784	$ 666	$ 424

The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2004	2003	2002
Discount	6.40%	6.75%	7.25%
Annual salary increase	3.50	5.00	5.00
Long-term return on plan assets	8.00	8.50	8.50

(Dollars and Shares in Thousands, Except Per Share Amounts)

The expected long-term return on plan assets is based on historical returns on each of the categories.

The weighted average rates assumed in the actuarial calculations for the benefit obligations at November 30, (the measurement date) include the following:

	2004	2003
Discount	6.25%	6.40%
Annual salary increase	.00%	3.50%

The weighted-average asset allocation of pension benefit plan assets at December 31 were:

	2004	2003
Debt Securities	65.00%	70.00%
Equity Securities	15.00%	15.00%
Other	20.00%	15.00%
Total	100.00%	100.00%

The target weighted-average asset allocation of pension benefit plans at December 31 were:

Asset Category	2004	2003
Debt Securities	70%	70%-60%
Equity Securities	20%	40%-30%
Other	10%	

BancTrust expects to contribute $841 to the pension plan in 2005.

At December 31, 2004, the pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

2005	$ 215
2006	$ 324
2007	$ 365
2008	$ 411
2009	$ 508
2010-2014	$4,435

MOBILE BANK SUPPLEMENTAL PLAN – The Mobile Bank maintains an unfunded and unsecured Supplemental Retirement Plan designed to supplement the benefits payable under the BancTrust pension plan for certain key employees selected by the Mobile Bank's Board of Directors. Each participant was a participant in a pension plan of another bank prior to employment by the Mobile Bank. The Supplemental Plan is designed to afford the participant the same pension that would be received under the BancTrust pension plan if the participant were given years of service credit, as if the participant was employed by the Company during his or her entire banking career, reduced by any benefits actually payable to the participant under the BancTrust pension plan and any retirement benefit payable under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner. Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, cannot be determined until retirement or disability. Management does not believe any current expense and any liabilities associated with the Supplemental Plan are material.

(Dollars and Shares in Thousands, Except Per Share Amounts)

SAVINGS AND PROFIT SHARING PLAN – BancTrust maintains the BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in the plan. An eligible employee may defer up to 10% of his or her pay into the plan. The employer makes a matching contribution as follows: $1.00 for every $1.00 on the first 2%, $0.75 per $1.00 on the next 2% and $0.50 per $1.00 on the next 2%. The Company may also, at its discretion, contribute to the plan an amount based on the Company's level of profitability each year. The Company made total contributions of $811, $444 and $478 during 2004, 2003, and 2002, respectively.

DEFERRED COMPENSATION PLANS – The Company maintains a deferred compensation plan for certain executive officers and directors. The plan is designed to provide supplemental retirement benefits for its participants. Aggregate compensation expense under the plan was $56 for the year ended December 31, 2004 and $0 for previous years. The Company has purchased certain life insurance policies to partially fund the Company's obligations under such deferred compensation arrangements.

The Company maintains a grantor trust to allow its directors to defer their directors' fees. Amounts earned by the directors are invested in the Company's common stock. The plan does not permit diversification into securities other than the Company's common stock and the obligation to the participant must be settled by the delivery of a fixed number of shares of the Company's common stock. The director is allowed to defer a portion or all of his director fees. At December 31, 2004 and 2003, the grantor trust held 49 and 37 shares, respectively of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation payable in common stock is also classified in equity.

Note 14. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended December 31, 2004, 2003 and 2002. Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 are computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the 1993 and the 2001 Stock Option plans, based on the treasury stock method using an average fair value of the stock during the respective periods.

The following table presents the earnings per share calculations for the years ended December 31, 2004, 2003 and 2002. The Company excluded from the calculation of earnings per share 18, 38 and 155 shares for the years ended December 31, 2004, 2003 and 2002, respectively, which shares were subject to options issued with exercise prices in excess of the average market value per share.

December 31, 2004	Net Income	Weighted Average Shares	Earnings Per Share
Basic:			
Income from continuing operations	$10,560	10,981	$ .96
Income from discontinued operations	741	10,981	.07
Net income	11,301	10,981	$1.03
Dilutive stock options plan shares		93	
Diluted:			
Income from continuing operations	10,560	11,074	$ .95
Income from discontinued operations	741	11,074	.07
Net income	$11,301	11,074	$1.02

(Dollars and Shares in Thousands, Except Per Share Amounts)

December 31, 2003	Net Income	Weighted Average Shares	Earnings Per Share
Basic:			
Income from continuing operations	$6,001	8,754	$.68
Income from discontinued operations	321	8,754	.04
Net income	6,322	8,754	$.72
Dilutive stock options plan shares		134	
Diluted:			
Income from continuing operations	6,001	8,888	$.67
Income from discontinued operations	321	8,888	.04
Net income	$6,322	8,888	$.71

December 31, 2002	Net Income	Weighted Average Shares	Earnings Per Share
Basic:			
Income from continuing operations	$7,208	8,658	$.84
Income from discontinued operations	115	8,658	.01
Net income	7,323	8,658	$.85
Dilutive stock options plan shares		38	
Diluted:			
Income from continuing operations	7,208	8,696	$.83
Income from discontinued operations	115	8,696	.01
Net income	$7,323	8,696	$.84

Note 15. Regulatory Matters

The Company's principal source of funds for dividend payments is dividends from the Banks. Dividends payable by a bank in any year, without prior approval of the appropriate regulatory body, are limited to the bank's net profits (as defined) for that year combined with its net profits for the two preceding years. The dividends, as of January 1, 2005, that the Banks could declare, without the approval of regulators, totaled $6,673.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Banks meet all capital adequacy requirements to which they are subject.

(Dollars and Shares in Thousands, Except Per Share Amounts)

As of December 31, 2004 and 2003, the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below.

The Federal Reserve System has allowed bank holding companies to include trust preferred securities in Tier 1 capital up to a maximum of 25% of Tier 1 capital. On March 1, 2005 the Federal Reserve System issued a new rule (12 CFR Parts 208 and 225) that reduces the amount of trust preferred securities that may be included in Tier 1 capital to 25% of Tier 1 capital less goodwill and any deferred tax liability. Under this new rule, all $18.0 million of trust preferred stock currently included by the Company in its calculation of Tier 1 and total capital will continue to be included in Tier 1 and total capital. Consequently, Management does not believe this new rule will have any material adverse impact on BancTrust; however, it does to some extent limit BancTrust's ability to utilize trust preferred securities as a capital raising strategy in the future.

Actual capital amounts and ratios are presented in the table below for the Banks and on a consolidated basis for the Company.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total Capital (to Risk Weighted Assets)						
Consolidated	$102,932	10.5%	$78,531	8.0%		
Santa Rosa Beach Bank	24,653	9.5	20,813	8.0	$26,016	10.0%
Eufaula Bank	18,462	10.2	14,493	8.0	18,117	10.0
Mobile Bank	59,562	11.9	39,925	8.0	49,907	10.0
Sweet Water Bank	5,201	12.3	3,386	8.0	4,233	10.0
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$ 92,815	9.5%	$39,266	4.0%		
Santa Rosa Beach Bank	21,601	8.3	10,406	4.0	$15,609	6.0%
Eufaula Bank	16,691	9.2	7,247	4.0	10,870	6.0
Mobile Bank	54,798	11.0	19,963	4.0	29,944	6.0
Sweet Water Bank	4,671	11.0	1,693	4.0	2,540	6.0
Tier I Capital (to Average Assets)						
Consolidated	$ 92,815	8.3%	$44,858	4.0%		
Santa Rosa Beach Bank	21,601	8.3	10,391	4.0	$15,586	6.0%
Eufaula Bank	16,691	8.7	7,659	4.0	11,489	6.0
Mobile Bank	54,798	8.9	24,538	4.0	36,807	6.0
Sweet Water Bank	4,671	8.6	2,185	4.0	3,277	6.0

(Dollars and Shares in Thousands, Except Per Share Amounts)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total Capital (to Risk Weighted Assets)						
Consolidated	$92,153	11.3%	$65,187	8.0%		
Santa Rosa Beach Bank	15,249	10.5	11,631	8.0	$14,538	10.0%
Eufaula Bank	17,323	11.8	11,768	8.0	14,710	10.0
Mobile Bank	55,440	12.5	35,419	8.0	44,274	10.0
Sweet Water Bank	5,075	11.7	3,467	8.0	4,334	10.0
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$83,546	10.3%	$32,594	4.0%		
Santa Rosa Beach Bank	13,481	9.3	5,815	4.0	$ 8,723	6.0%
Eufaula Bank	15,692	10.7	5,884	4.0	8,826	6.0
Mobile Bank	51,208	11.6	17,709	4.0	26,564	6.0
Sweet Water Bank	4,533	10.5	1,734	4.0	2,600	6.0
Tier I Capital (to Average Assets)						
Consolidated	$83,546	13.2%	$25,344	4.0%		
Santa Rosa Beach Bank	13,481	7.9	6,851	4.0	$10,277	6.0%
Eufaula Bank	15,692	9.6	6,556	4.0	9,834	6.0
Mobile Bank	51,208	8.9	22,908	4.0	34,363	6.0
Sweet Water Bank	4,533	8.4	2,165	4.0	3,247	6.0

Note 16. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2004 and 2003. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

SECURITIES AVAILABLE FOR SALE – Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

(Dollars and Shares in Thousands, Except Per Share Amounts)

LOANS – For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

DEPOSITS – The fair value disclosed for demand deposits (i.e., interest and non-interest bearing demand, savings and money market savings) is, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

FHLB ADVANCES AND LONG TERM DEBT – The fair value of the Company's fixed rate borrowings are estimated using discounted cash flows, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate borrowings approximates their fair values.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT – The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at December 31, 2004 and 2003, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of December 31, 2004 and 2003, are summarized below.

	2004		2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Securities available for sale	$151,590	$151,590	$186,591	$186,591
Loans	893,447	891,808	680,460	683,402
Financial liabilities:				
Deposits	$986,904	$988,227	$811,145	$811,369
FHLB advance and long-term debt	58,500	57,963	38,500	38,761

SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 17. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, which are not included in the consolidated financial statements. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,	
	2004	2003
Standby letters of credit	$ 32,437	$ 22,843
Commitments to extend credit	172,204	135,689

The Company, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer's repayment of an outstanding loan or financial obligations. In a performance standby letter of credit, the Company guarantees a customer's performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2004 was $32,437, and that sum represents the Company's maximum credit risk. At December 31, 2004, the Company had $324 of unearned fees associated with standby letter of credit agreements. The Company holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

At December 31, 2004, the Company was under contract to lease certain bank premises and equipment. The terms of these contracts vary and are subject to certain changes at renewal. Future minimum rental payments required under operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2004 were not significant.

Rental expense under all operating leases amounted to $297, $195, and $153 in 2004, 2003, and 2002, respectively.

The Company and its Banks are the subject of claims and disputes arising in the normal course of business. Management, through consultation with the Company's legal counsel, is of the opinion that these matters will not have a material impact on the results of operations.

Note 18. Non-Interest Revenue

Components of other non-interest revenue are as follows:

	Year Ended December 31,		
	2004	2003	2002
Mortgage loan referral fees	$1,899	$ 925	$ 707
Other	1,853	1,110	849
Total	$3,752	$2,035	$1,556

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 19. Non-Interest Expense

Components of other non-interest expense are as follows:

	Year Ended December 31, 2004	2003	2002
Advertising	$ 781	$ 336	$ 370
Data processing	648	108	86
Professional services	794	501	441
Stationery and supplies	858	563	620
Telephone	762	394	369
Other	5,265	4,007	3,678
Total	$9,108	$5,909	$5,564

Note 20. Segment Reporting

Under Statement No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the four reportable operating segments of the Company. The reportable segments are determined using the internal management reporting system. They are composed of the Company's significant subsidiaries. The accounting policies for each segment are the same as those used by the Company as described in Note 1 – Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. During 2003 and 2004 the Company merged its Brewton, Monroeville and Demopolis Banks into the Mobile Bank. All prior segment information has been restated to reflect these mergers. The column "other" includes BancTrust and the Trust Company. The results for the four reportable segments of the Company are included in the following table:

	2004						
	Mobile Bank	Sweet Water Bank	Eufaula Bank	Santa Rosa Beach Bank	All Other	Elimi-nations	Consoli-dated
Total interest revenue	$ 29,359	$ 2,915	$ 9,246	$ 12,350	$ 38	$ (80)	$ 53,828
Total interest expense	5,923	559	2,136	2,887	1,062	(80)	12,487
Net interest revenue	23,436	2,356	7,110	9,463	(1,024)		41,341
Provision for loan losses	1,889	120	585	1,423			4,017
Net interest income after provision	21,547	2,236	6,525	8,040	(1,024)		37,324
Total non-interest revenue	4,730	546	1,966	2,157	1,848	(184)	11,063
Total non-interest expense	15,610	1,794	6,011	6,562	3,787	(184)	33,580
Income before taxes	10,667	988	2,480	3,635	(2,963)		14,807
Provision for income taxes	3,329	345	742	1,302	(1,471)		4,247
Net income from continuing operations	$ 7,338	$ 643	$ 1,738	$ 2,333	$ (1,492)		$ 10,560
Other significant items:							
Total assets	$629,277	$52,471	$217,720	$288,589	$152,661	$(149,496)	$1,191,222
Total investment securities	111,648	7,495	20,086	11,398	963		151,590
Total loans, net of unearned income	461,089	41,493	161,683	239,426			903,691
Investment in subsidiaries	291				146,805	(147,096)	
Total interest revenue from customers	29,359	2,915	9,196	12,320	38		53,828
Total interest revenue from affiliates			50	30		(80)	

(Dollars and Shares in Thousands, Except Per Share Amounts)

	2003						
	Mobile Bank	Sweet Water Bank	Eufaula Bank	Santa Rosa Beach Bank	All Other	Elimi-nations	Consoli-dated
Total interest revenue	$ 28,403	$ 2,907	$ 22	$ 28	$ 33	$ (2)	$ 31,391
Total interest expense	6,994	684	4	7	9	(2)	7,696
Net interest revenue	21,409	2,223	18	21	24		23,695
Provision for loan losses	1,842	240					2,082
Net interest income after provision	19,567	1,983	18	21	24		21,613
Total non-interest revenue	5,356	570	6	4	1,723	(7)	7,652
Total non-interest expense	15,725	2,081	8	7	3,159	(7)	20,973
Income before taxes	9,198	472	16	18	(1,412)		8,292
Provision for income taxes	2,675	125	5	6	(520)		2,291
Net income from continuing operations	$ 6,523	$ 347	$ 11	$ 12	$ (892)		$ 6,001
Other significant items:							
Total assets(1)	$598,704	$52,604	$184,227	$190,494	$175,210	$(168,022)	$1,076,900
Total investment securities	143,552	7,821	21,860	12,639	719		186,591
Total loans, net of unearned income	377,254	41,422	127,582	142,544			688,802
Investment in subsidiaries	190				141,597	(141,787)	
Total interest revenue from customers	28,403	2,907	22	28	31		31,391
Total interest revenue from affiliates					2	(2)	

(1) Total consolidated assets includes assets of the Wewahitchka Bank of $43,683.

	2002				
	Mobile Bank	Sweet Water Bank	All Other	Elimi-nations	Consoli-dated
Total interest revenue	$ 30,783	$ 3,345	$ 31	$	$ 34,159
Total interest expense	10,065	1,035	5		11,105
Net interest revenue	20,718	2,310	26		23,054
Provision for loan losses	760	150			910
Net interest income after provision	19,958	2,160	26		22,144
Total non-interest revenue	4,741	636	1,926	(12)	7,291
Total non-interest expense	14,725	1,892	2,651	(12)	19,256
Income before taxes	9,974	904	(699)		10,179
Provision for income taxes	2,965	264	(258)		2,971
Net income from continuing operations	$ 7,009	$ 640	$ (441)		$ 7,208
Other significant items:					
Total assets(1)	$568,794	$51,808	$84,101	$(82,854)	$665,810
Total investment securities	167,945	9,747			177,692
Total loans, net of unearned income	352,112	38,340			390,452
Investment in subsidiaries	105		81,510	(81,615)	
Total interest revenue from customers	30,783	3,345	31		34,159
Total interest revenue from affiliates					

(1) Total consolidated assets includes assets of the Wewahitchka Bank of $43,961.

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 21. Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, the Company has identified changes related to other non-owner transactions in the consolidated statement of shareholders' equity and comprehensive income. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effect for the three years ended December 31:

	2004		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the period	$(1,179)	$ (442)	$ (737)
Less realized gains from continuing operations	(645)	(236)	(409)
Less realized losses from discontinued operations	24	9	15
Net change in unrealized loss on securities	(1,800)	(669)	(1,131)
Additional minimum pension liability adjustment	101	38	63
Net change in unrealized losses	$(1,699)	$ (631)	$(1,068)

	2003		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the period	$(1,093)	$ (410)	$ (683)
Less realized gains from continuing operations	(360)	(135)	(225)
Less realized gains from discontinued operations	(270)	(101)	(169)
Net change in unrealized loss on securities	(1,723)	(646)	(1,077)
Additional minimum pension liability adjustment	258	97	161
Net change in unrealized losses	$(1,465)	$ (549)	$ (916)

	2002		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ 4,379	$1,633	$ 2,746
Less realized gains from continuing operations	(873)	(323)	(550)
Less realized gains from discontinued operations	(16)	(6)	(10)
Net change in unrealized gain on securities	3,490	1,304	2,186
Additional minimum pension liability adjustment	(930)	(349)	(581)
Net change in unrealized gains	$ 2,560	$ 955	$ 1,605

(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 22. Condensed Parent Company Financial Statements

Condensed Statements of Condition

	December 31,	
	2004	2003
ASSETS		
Cash and short-term investments	$ 3,794	$ 31,070
Investment in subsidiaries – eliminated upon consolidation	146,805	135,636
Investment in discontinued operations	0	5,961
Other assets	1,303	2,653
Total	$151,902	$175,320
LIABILITIES		
Long term debt	$ 28,000	$ 18,000
Acquisition related payable	0	38,422
Other liabilities	1,719	2,232
Total liabilities	29,719	58,654
SHAREHOLDERS' EQUITY		
Preferred stock – no par value		
Shares authorized – 500		
Shares outstanding – none		
Common stock – $.01 par value		
Shares authorized – 20,000		
Shares issued – 11,277 in 2004 and 11,186 in 2003	113	112
Capital surplus	77,829	76,833
Accumulated other comprehensive income, net	501	1,569
Deferred compensation payable in common stock	864	955
Retained earnings	46,148	40,560
Treasury stock, 256 in 2004 and 2003, at cost	(2,408)	(2,408)
Common stock held in grantor trust, 49 in 2004 and 37 in 2003	(864)	(955)
Total shareholders' equity	122,183	116,666
Total	$151,902	$175,320

Condensed Statements of Operations

	Year Ended December 31,		
	2004	2003	2002
Cash dividends from subsidiaries	$ 4,925	$ 18,650	$7,545
Other income	93	0	15
Total income	5,018	18,650	7,560
Interest expense long term debt	1,062	6	0
Expenses – other	722	1,122	790
Income before undistributed income of subsidiaries	3,234	17,522	6,770
(Dividends in excess of)/Equity in undistributed earnings of subsidiaries	7,326	(11,521)	438
Income from continuing operations	10,560	6,001	7,208
Income from discontinued operations	741	321	115
Net income	$11,301	$ 6,322	$7,323

(Dollars and Shares in Thousands, Except Per Share Amounts)

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income from continuing operations	$ 10,560	$ 6,001	$ 7,208
Adjustments to reconcile net income to net cash provided by operating activities:			
(Dividends in excess of)/Equity in undistributed earnings of subsidiaries	(7,326)	11,521	(438)
Other	926	(1,213)	145
Net cash provided by operating activities	4,160	16,309	6,915
INVESTING ACTIVITIES			
Investment in subsidiary	(5,000)	0	0
Sale of land	0	0	396
Cash paid to acquisition shareholders	(38,422)	0	0
Other	0	738	(98)
Net cash provided by (used in) investing activities	(43,422)	738	298
FINANCING ACTIVITIES			
Proceeds from short term borrowing	0	700	1,650
Repayments of short term borrowing	0	(700)	(1,650)
Cash dividends	(5,605)	(4,550)	(4,149)
Proceed from issuance of long-term debt	10,000	18,000	
Proceeds from issuance of common stock	889	387	71
Purchase of treasury stock	0	0	(1,914)
Net cash used in financing activities	5,284	13,837	(5,992)
Net cash used in discontinued operations	6,702	0	(1,400)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,276)	30,884	(179)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,070	186	365
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,794	$31,070	$ 186

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Disclosure controls are controls and other procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to Management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on their evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe the controls and procedures in place are effective to ensure that information required to be disclosed complies with the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Management of BancTrust Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. BancTrust's internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, Management believes that, as of December 31, 2004, BancTrust's internal control over financial reporting is effective.

BancTrust's independent registered public accounting firm, KPMG LLP, has issued an attestation report on Management's assessment of the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2004. The report, which expresses unqualified opinions on Management's assessment, and on the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2004, is included on page 34 of this Annual Report on Form 10-K.

W. Bibb Lamar, Jr.
Chairman and Chief Executive Officer

F. Michael Johnson
Chief Financial Officer

Changes in Internal Controls

There were no changes in the Company's internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their evaluation by the Chief Executive Officer and Chief Financial Officer.

Part III

Item 9B. Other Information

None

Item 10. Directors and Executive Officers of the Registrant

Certain information called for by Item 10 regarding BancTrust's executive officers is included on page 10 in Part I of this Report on Form 10-K under the caption "Executive Officers of the Registrant" pursuant to General Instruction G. The balance of the information called for by Item 10 is set forth in BancTrust's Proxy Statement for the 2004 annual meeting under the captions "VOTING SECURITIES – Section 16(a) Beneficial Ownership Reporting Compliance", "ELECTION OF DIRECTORS" and "CODE OF ETHICS" and is incorporated herein by reference.

Item 11. Executive Compensation

The information called for by Item 11 is set forth in BancTrust's Proxy Statement for the 2005 annual meeting under the caption "EXECUTIVE COMPENSATION" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information called for by Item 12 is set forth in BancTrust's Proxy Statement for the 2005 annual meeting under the captions "VOTING SECURITIES – Security Ownership of Directors, Nominees, 5% Stockholders and Officers" and "Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information called for by Item 13 is set forth in BancTrust's Proxy Statement for the 2005 annual meeting under the caption "CERTAIN TRANSACTIONS AND MATTERS" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information called for by Item 14 is set forth in BancTrust's Proxy Statement for the 2005 annual meeting under the heading "INDEPENDENT ACCOUNTANTS" and is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Financial Statements:

The following consolidated financial statements of the registrant and its subsidiaries and Reports of Independent Registered Public Accounting Firm are included in Item 8 above:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Condition as of December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements.

(a) 2. Financial Statement Schedules

None.

(a) 3. Exhibits:

(3) Articles of Incorporation and By-Laws.

1. Amended and Restated Articles of Incorporation of BancTrust Financial Group, Inc., filed as exhibit (3).6 to BancTrust's Annual Report on Form 10-K for the year ended December 31, 2002 (No. 0-15423) are incorporated hereby by reference.

2. Bylaws of SAB Newco, Inc., filed as Exhibit (3).3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (No. 0-15423), are incorporated herein by reference.

(4) Instruments defining the rights of security holders, including indentures.

1. Amended and Restated Articles of Incorporation of BancTrust Financial Group, Inc., filed as exhibit (3).6 to BancTrust's Annual Report on Form 10-K for the year ended December 31, 2003 (No. 0-15423) are incorporated hereby by reference.

2. Bylaws of SAB Newco, Inc. filed as Exhibit (3).3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (No. 0-15423), are incorporated herein by reference.

3. Specimen of Common Stock Certificate of South Alabama Bancorporation, Inc., filed as Exhibit (4).4 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.

(10) Material Contracts.

1. *The Bank of Mobile Retirement Plan (Restated), dated September 12, 1990, filed as Exhibit (10).8 to the registrant's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

2. *Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, N.A, effective January 1, 1988, filed as Exhibit (10).7 to the registrant's annual report on Form 10-K for the year 1990 (No. 0-15423), are incorporated herein by reference.

3. *Restated Contracts pursuant to Supplement Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to registrant's Form 10-K for the year 1992 (No. 0-15423), is incorporated herein by reference.

4. *First National Bank Employees' Profit Sharing Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).12 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated by reference.

5. *First National Bank Employees' Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to registrant's Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

6. *Split Dollar Insurance Agreements of First National Bank, filed as Exhibit (10).15 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

7. *Deferred Compensation Agreements of First National Bank, filed as Exhibit (10).16 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

8. *South Alabama Bancorporation 1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994 filed as Exhibit (10).18 to registrant's form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

9. Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10. Lease, entered into April 17, 1995 between Augustine Meaher, Jr. and Margaret L. Meaher, and The Bank of Mobile, filed as Exhibit (10).2 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

11. Lease, entered into April 17, 1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

12. Lease, entered into May 1, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).4 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

13. *Change in Control Compensation Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

14. *Change in Control Compensation Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit (10).25 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

15. *Monroe County Bank Profit Sharing Plan, Amended and Restated January 1, 1989, filed as Exhibit (10).23 to the registrant's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

16. *Monroe County Bank Pension Plan as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

17. *Amendment Number One to South Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997 filed as Exhibit (10).28 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

18. *Change in Control Compensation Agreement dated as of March 31, 1997, by and between the registrant and John B. Barnett, III, filed as Exhibit (10).29 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

19. Ground Lease Agreement, dated March 31, 1999, by and between Northside, Ltd. and the Mobile Bank, filed as Exhibit 10.29 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

20. *Amendment No. 2 to South Alabama Bancorporation 1993 Incentive Compensation Plan, filed as Exhibit 10.30 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

21. *South Alabama Bancorporation Employee Savings and Profit Sharing Plan, filed as Exhibit 10.31 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

22. *South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan filed as Appendix B to the registrant's Proxy Statement on Schedule 14A filed on April 30, 2001 (No. 0-15423), is incorporated herein by reference.

23. Agreement and Plan of Merger dated as of July 23, 2003, as amended, between the registrant and CommerceSouth, Inc. filed as Appendix A to the registrant's Registration Statement on Form S-4 filed on August 28, 2003 (No. 333-108295), as amended, is incorporated herein by reference.

---

* Indicates compensatory plan identified pursuant to Item 14(a)(3) of Form 10-K.

(21) Subsidiaries of the registrant.

1. Subsidiaries of BancTrust Financial Group, Inc.

(23) Consents

1. Consent of KPMG LLP

(31) Rule 13(a)-14(a)/15(d)-14(a) Certifications

1. Certification by the Chief Executive Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2. Certification by the Chief Financial Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Section 1350 certifications

1. Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2. Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BancTrust Financial Group, Inc.

By: /s/ F. Michael Johnson

F. Michael Johnson
Chief Financial Officer and Secretary

Dated: March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ W. Bibb Lamar, Jr. **W. Bibb Lamar, Jr.**	President and CEO (Principal executive officer)	March 14, 2005
/s/ F. Michael Johnson **F. Michael Johnson**	Chief Financial Officer and Secretary (Principal financial and accounting officer)	March 14, 2005
/s/ Stephen G. Crawford **Stephen G. Crawford**	Director	March 14, 2005
/s/ David C. De Laney **David C. De Laney**	Director	March 14, 2005
Robert M. Dixon	Director	
Gregory G. Faison	Director	
/s/ James A. Faulkner **James A. Faulkner**	Director	March 14, 2005
Broox G. Garrett, Jr.	Director	
W. Dwight Harrigan	Director	
James P. Hayes, Jr.	Director	
/s/ Clifton C. Inge **Clifton C. Inge**	Director	March 14, 2005

Name	Title	Date
/s/ W. BIBB LAMAR, JR. **W. Bibb Lamar, Jr.**	Director	March 14, 2005
/s/ JOHN H. LEWIS, JR. **John H. Lewis, Jr.**	Director	March 15, 2005
Harris V. Morrissette	Director	
/s/ J. STEPHEN NELSON **J. Stephen Nelson**	Director and Chairman	March 14, 2005
/s/ PAUL D. OWENS, JR. **Paul D. Owens, Jr.**	Director	March 14, 2005
Dennis A. Wallace	Director	
/s/ EARL H. WEAVER **Earl H. Weaver**	Director	March 14, 2005

EXHIBIT INDEX

SEC Assigned Exhibit No.	Description of Exhibit	Page No.
(21).1	Subsidiaries of BancTrust Financial Group, Inc.	
(23).1	Consent of KPMG LLP	
(31).1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(31).2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(32).1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	
(32).2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	

[illegible] in the future. All such statements are based on Management's current expectation and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Factors that could cause actual results to differ materially from those described herein include regulatory changes, changes in the general economic environment, changes in interest rates, changes in the securities markets, changes in the demand for our products and services, increased competition and numerous other factors set forth in the reports filed by BancTrust with the Securities and Exchange Commission. BancTrust is not under any obligation (and it expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Education

[illegible] Dean Scholarship



Pictured: Samantha C. Eldridge and Charles R. Schaeffer

[illegible] Samantha C. Eldridge was the recipient of the E.N. Dean Scholarship. This prestigious award was established in [illegible] by CommerceSouth to honor Mr. E.N. Dean, [illegible] in recognition of his service and dedication to the Eufaula City School System. Mr. Dean began his career at Eufaula Bank and Trust, now BankTrust, in [illegible] as a bookkeeper. Working in various capacities over the years, in [illegible], he was named bank president and remained with the bank until [illegible]. Mr. Dean served on the Board of Education for over [illegible] years. Since its inception, his scholarship has awarded over [illegible] to students like Samantha.

Charles R. Schaeffer, president of BankTrust in Eufaula, made the announcement and presented the award to Samantha. To qualify for the scholarship, students must have a need for financial assistance, participate in extracurricular activities, show a willingness to work to support their education and have an ACT score of 21 or greater. While a student at Eufaula High School, Samantha was involved in numerous school activities such as National Honor Roll, Who's Who Among High School Students, National Honor Society, Senior Superlative, DECA participant, [illegible] news staff and 9th–12th grade [illegible]

[illegible]

and the worthy individuals whom we can assist financially in reaching their dreams.

Healthcare

BankTrust Florida-Santa Rosa and Sacred Heart Hospital

One of the truest signs of good health is growth. And our bank, over the last few years, has seen its share of positive spurts, most notably the expansion into the Florida panhandle. Formerly part of CommerceSouth, Inc., the Florida bank joined our family in December of 2003 and officially changed its name to BankTrust in 2004.

Recently, the Florida bank's main branch completed a 12,000-square-foot addition. Already, Sacred Heart, the hospital located next to the bank, has shown interest in acquiring a good portion of this space for doctors' offices. In addition to the office space, BankTrust Florida works to literally add growth to good health. Specifically, the bank recently pledged a significant financial contribution to Sacred Heart Hospital over the next five years to help expand their services. The hospital, currently a 50-bed healthcare provider, has plans to increase to 200 beds. Already, it has completed a new ER wing.

With this commitment, the bank has made a positive impact on the medical community, and in turn, the people Sacred Heart serves. In this case, and in countless other ways, BancTrust is building healthy relationships with the community and our neighbors.



[illegible]

Directors

Stephen G. Crawford
Member, Hand Arendall, L.L.C., Attorneys

David C. De Laney
President, First Small Business Investment Company of Alabama

Robert M. Dixon
Chairman, M.C. Dixon Lumber Company, Inc.

Greg B. Faison
Retired, President and CEO, CommerceSouth, Inc.

James A. Faulkner
Director, Branch Banking & Trust Co.

Broox G. Garrett, Jr.
Partner, Thompson, Garrett & Hines, L.L.P., Attorneys

W. Dwight Harrigan
President, Scotch Lumber Company

James P. Hayes, Jr.
President, Economic Development Partnership of Alabama

Clifton C. Inge
Retired Chairman, Willis of Mobile, Inc.

W. Bibb Lamar, Jr.
President and CEO, BancTrust Financial Group, Inc., and Chairman and CEO, BankTrust

John H. Lewis, Jr.
Chairman, Lewis Communications, Inc.

Harris V. Morrissette
President, Marshall Biscuit Company

J. Stephen Nelson
Chairman, BancTrust Financial Group, Inc.

Paul D. Owens, Jr.
Attorney

Dennis A. Wallace
Chairman, BankTrust (Florida), and Realtor, Baywood Realty, Inc.

Earl H. Weaver
Earl H. Weaver Management Services

Officers

J. Stephen Nelson
Chairman of the Board

W. Bibb Lamar, Jr.
President and CEO

Michael D. Fitzhugh
Executive Vice President

F. Michael Johnson
Executive Vice President, CFO and Secretary

Caulie T. "Pete" Knowles
Executive Vice President

Bruce C. Finley
Senior Lending Officer

James A. Glennon
Senior Vice President, Information Technology

J. Dianne Hollingsworth
Senior Vice President, Human Resources

John B. Barnett, III
Vice President

Rebecca S. Minto
Vice President, Marketing

Mark E. McVay
Auditor

Anne M. Glenzer
Assistant Vice President

Leigh G. Thompson
Assistant Vice President

Charlene B. Godwin
Compliance Officer

Lynda King
Compliance Auditor

Pamela S. Watson
Assistant Secretary

[illegible]

Directors

Stephen G. Crawford
David C. De Laney
Michael D. Fitzhugh
Lowell J. Friedman
Carol F. Gordy
Barry E. Gritter
James M. Harrison, Jr.
Jackson W. Hines, Jr.
Kenneth S. Johnson
W. Bibb Lamar, Jr.
Charles L. Rutherford, Jr.

Officers

W. Bibb Lamar, Jr.
Chairman and CEO

Michael D. Fitzhugh
President and COO

[illegible]

Directors

William B. Booker
A.W. Compton, Jr.
Jack O. Kerby, Sr.
James M. Lewis
Rentz S. Lewis, Sr.
Stratton F. Lewis, Jr.
Mary Jane Lewis Loftin
T. Patrick Young

Officers

Stratton F. Lewis, Jr.
Chairman, President and CEO

[illegible]

Directors

Robert M. Dixon, Jr.
Moses Erkins
John E. Hall, Jr.
Mary Foy Kirkland
Caulie T. "Pete" Knowles
John R. Mills
Charles R. Schaeffer
Abb Jackson Smith, II
C. Arthur Steineker, DMD
Richard Q. Williams

Officers

Robert M. Dixon, Jr.
Chairman of the Board

Caulie T. "Pete" Knowles
President and CEO

Charles R. Schaeffer
President, BankTrust (Eufaula)

R. Guy Davis, Jr.
President, BankTrust (Montgomery)



Left to Right: Harris V. Morrissette, James A. Faulkner, David C. De Laney, Greg B. Faison, Earl H. Weaver, Clifton C. Inge, W. Dwight Harrigan, W. Bibb Lamar, Jr., Dennis A. Wallace, Stephen G. Crawford, Paul D. Owens, Jr., J. Stephen Nelson, John H. Lewis, Jr., Broox G. Garrett, Jr.
Not pictured: Robert M. Dixon and James P. Hayes, Jr.

BankTrust (Florida)

Directors

James Barth
Tracy Conerly
Caulie T. "Pete" Knowles
James Rester
William J. Rish, Jr.
Hugh Roche
Mike Stange
Dennis A. Wallace

Officers

Dennis A. Wallace
Chairman of the Board

Caulie T. "Pete" Knowles
President and CEO

Donald Collins
Area President

Kimberly S. Holley
Area President

BankTrust Company, Inc.

Directors

Dan Britton
Stephen G. Crawford
Robert B. Doyle, III
Michael D. Fitzhugh
Broox G. Garrett, Jr.
W. Bibb Lamar, Jr.
Earl H. Weaver

Officers

Robert B. Doyle, III
Chairman and CEO

Dan Britton
President

BankTrust Financial Services, Inc.

Gregory S. Grice
President

Brewton Advisory Board

Dennis Adams
Edward T. Livingston
Thomas E. McMillan, Jr.
J. Richard Miller, III
Phillip L. Parker

Officers

Edward T. Livingston
President

Demopolis Advisory Board

Gary Butler
Austin Caldwell, Jr.
J. Olen Kerby, Jr.
Jay Shows
Mem S. Webb
Thomas Alvin Williams
Dan Wilson

Officers

J. Olen Kerby, Jr.
President

Monroeville Advisory Board

John B. Barnett, III
John B. Barnett, Jr.
Haniel F. Croft
Sloan R. Fountain, Jr.
Karl M. Lazenby
Alice F. Lee
Edwin C. Lee, Jr.
John T. Lee, III
R. A. Smith, Jr.
Joe R. Whatley

Officers

John B. Barnett, III
President

Montgomery Advisory Board

Carol W. Butler
Thomas Cawthon, MD
Steve Cawood
Loui P. Cone, III
R. Guy Davis, Jr.
Terry G. Davis
John E. Hall, Jr.
C. Arthur Steineker, DMD
Richard Q. Williams

Officers

R. Guy Davis, Jr.
President BankTrust (Montgomery)

Branch Locations in Alabama
Brewton, Daphne, Demopolis, Eufaula, Foley, Gulf Shores, Linden, Mobile, Monroeville, Montgomery, Prattville, Saraland, Sweet Water, Thomasville

Branch Locations in Florida
Crestview, Destin, Freeport, Grayton Beach, Lynn Haven, Niceville, Panama City Beach, Santa Rosa Beach

Dollars In Thousands (Except per share amounts)

Results of Operation	2004	2003	2002	2001	2000
Interest Revenue	$53,828	$31,391	$34,159	$40,317	$43,420
Interest Expense	12,487	7,696	11,105	17,695	19,461
Net Interest Revenue	41,341	23,695	23,054	22,622	23,959
Provision For Loan Losses	4,017	2,082	910	1,787	1,235
Non-Interest Revenue	11,063	7,652	7,291	6,341	5,392
Non-Interest Expense	33,580	20,973	19,256	18,436	17,598
Income From Continuing Operations Before Income Taxes	14,807	8,292	10,179	8,740	10,518
Income Taxes	4,247	2,291	2,971	2,514	3,071
Income From Continuing Operations	10,560	6,001	7,208	6,226	7,447
Income From Discontinued Operations Before Income Taxes	2,180	509	182	0	0
Income Taxes	1,439	188	67	0	0
Income From Discontinued Operations	741	321	115	0	0
Net Income	$11,301	$6,322	$7,323	$6,226	$7,447
Basic Net Income Per Share From Continuing Operations	$.96	$.68	$.84	$.73	$.87
Basic Net Income Per Share From Discontinued Operations	$.07	$.04	$.01	$.00	$.00
Diluted Net Income Per Share From Continuing Operations	$.95	$.67	$.83	$.73	$.87
Diluted Net Income Per Share From Discontinued Operations	$.07	$.04	$.01	$.00	$.00
Basic Net Income Per Share	$1.03	$.72	$.85	$.73	$.87
Diluted Net Income Per Share	$1.02	$.71	$.84	$.73	$.87
Cash Dividends Declared Per Share	$.52	$.52	$.48	$.44	$.40
Year-End Statement of Condition					
Total Assets	$1,191,222	$1,076,900	$665,810	$592,372	$577,116
Loans, Net of Unearned Income	903,691	688,802	390,452	382,313	378,353
Deposits	986,904	811,145	524,738	501,477	486,835
Shareholders' Equity	122,183	116,666	80,904	73,914	70,835
Average Balances					
Total Assets	$1,109,679	$678,596	$636,497	$576,381	$555,507
Average Earning Assets	944,878	587,928	561,834	536,380	514,999
Loans	766,928	410,290	383,829	382,818	367,281
Deposits	876,844	531,650	513,470	486,012	468,137
Shareholders' Equity	119,820	82,136	78,658	73,204	66,604
Performance Ratios					
Net Income To:					
Average Total Assets	1.02%	0.93%	1.15%	1.08%	1.34%
Average Shareholders' Equity	9.43%	7.70%	9.31%	8.50%	11.18%
Average Shareholders' Equity to Average Total Assets	10.80%	12.10%	12.36%	12.70%	11.99%
Dividend Payout Ratio	54.10%	71.97%	56.66%	60.25%	46.05%

BancTrust Financial Group, Inc.